UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2019

Commission File Number 0-99

PETRÓLEOS MEXICANOS

(Exact name of registrant as specified in its charter)

MEXICAN PETROLEUM

(Translation of registrant’s name into English)

United Mexican States

(Jurisdiction of incorporation or organization)

Avenida Marina Nacional No. 329

Colonia Verónica Anzures

11300 Ciudad de México

México

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes   ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)

Yes  ☐            No  ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

RECENT DEVELOPMENTS

The following discussion of PEMEX’s recent results should be read in conjunction with the annual report on Form 20-F of Petróleos Mexicanos for the fiscal year ended December 31, 2018 as filed with the U.S. Securities and Exchange Commission (which we refer to as the SEC) on April 30, 2019 (which we refer to as the Form 20-F) and, in particular, “Item 4—Information on the Company” and “Item 5—Operating and Financial Review and Prospects” in the Form 20-F and with the unaudited condensed consolidated interim financial statements of PEMEX included in this report beginning on page F-1. In this document, “PEMEX” refers to Petróleos Mexicanos, the following operating subsidiaries—Pemex Exploración y Producción (Pemex Exploration and Production), Pemex Transformación Industrial (Pemex Industrial Transformation), Pemex Logística (Pemex Logistics), Pemex Fertilizantes (Pemex Fertilizers), for periods prior to July 1, 2019, Pemex Perforación y Servicios (Pemex Drilling and Services) and Pemex Etileno (Pemex Ethylene), and, for periods prior to July 27, 2018, Pemex Cogeneración y Servicios (Pemex Cogeneration and Services) (which we refer to collectively as the subsidiary entities), and the subsidiary companies listed in Note 5 to the unaudited interim consolidated financial statements included herein. Petróleos Mexicanos hereby designates this report on Form 6-K as being incorporated by reference into the Offering Circular dated April 17, 2018, relating to its U.S. $102,000,000,000 Medium-Term Notes Program, Series C, due 1 Year or More from Date of Issue, and the Prospectus dated November 16, 2018 filed pursuant to Rule 424(b)(3) (File/Film Number: 333-227508 / 181190058).

Exchange Rates

On September 6, 2019, the noon buying rate for cable transfers in New York reported by the Board of Governors of the Federal Reserve System was Ps. 19.5575 = U.S. $1.00.

We maintain our consolidated financial statements and accounting records in Mexican pesos (pesos or Ps.). Unless otherwise indicated, we have translated all peso amounts to U.S. dollars in this report as of and for the six-months ended June 30, 2019, including all convenience translations of our unaudited condensed consolidated interim financial statements included herein, at an exchange rate of Ps. 19.1685 = U.S. $1.00, which is the exchange rate that the Secretaría de Hacienda y Crédito Público (Ministry of Finance and Public Credit) instructed us to use on June 30, 2019, and all peso amounts to U.S. dollars in this report as of and for the year ended December 31, 2018 at an exchange rate of Ps. 19.6829 = U.S. $1.00, which is the exchange rate that the Ministry of Finance and Public Credit instructed us to use on December 31, 2018. You should not construe these translations from pesos into dollars as actually representing such U.S. dollar amounts or meaning that you could convert such amounts into U.S. dollars at the rates indicated.

Pemex Cogeneration and Services

On July 13, 2018, the Board of Directors of Petróleos Mexicanos issued the Declaratoria de Liquidación y Extinción de Pemex Cogeneración y Servicios (Declaration of Liquidation and Extinction of Pemex Cogeneration and Services), which was published in the Diario Oficial de la Federación (Official Gazette of the Federation) and became effective on July 27, 2018. As of July 27, 2018, all of the assets, liabilities, rights and obligations of Pemex Cogeneration and Services were assumed by, and transferred to, Pemex Industrial Transformation, and Pemex Industrial Transformation became, as a matter of Mexican law, the successor to Pemex Cogeneration and Services. Pemex Cogeneration and Services was in turn dissolved effective as of July 27, 2018.

Government Equity Capital Contribution

On September 11, 2019, the Mexican Government announced that it will make an equity capital contribution in the amount of U.S. $5.0 billion (or its equivalent in Mexican pesos) to Petróleos Mexicanos. We intend to use these funds to reduce our overall indebtedness and manage the maturity profile of our debt. For more information on other recent support measures implemented by the Mexican Government, see “Liquidity and Capital Resources—Overview—Government Support.”

Pemex Drilling and Services and Pemex Ethylene

On July 25, 2019, as a result of the merger of Pemex Drilling and Services into Pemex Exploration and Production and of Pemex Ethylene into Pemex Industrial Transformation, the Board of Directors of Petróleos Mexicanos issued the Declaratoria de Extinción de Pemex Perforación y Servicios (Declaration of Extinction of Pemex Drilling and Services) and the Declaratoria de Extinción de Pemex Etileno (Declaration of Extinction of Pemex Ethylene), both of which were published in the Official Gazette of the Federation on July 30, 2019 and became effective on July 1, 2019. As of July 1, 2019, all of the assets, liabilities, rights and obligations of Pemex Drilling and Services were assumed by, and transferred to, Pemex Exploration and Production, and Pemex Exploration and Production became, as a matter of Mexican law, the successor to Pemex Drilling and Services. As of July 1, 2019, all of the assets, liabilities, rights and obligations of Pemex Ethylene were assumed by, and transferred to, Pemex Industrial Transformation, and Pemex Industrial Transformation became, as a matter of Mexican law, the successor to Pemex Ethylene. Pemex Drilling and Services and Pemex Ethylene were in turn dissolved effective as of July 1, 2019.

Selected Financial Data

The selected financial data as of December 31, 2018 is derived from the audited consolidated financial statements of PEMEX included in the Form 20-F. The selected financial data as of June 30, 2019 and for the six-month periods ended June 30, 2018 and 2019 is derived from the unaudited condensed consolidated interim financial statements of PEMEX included in this report, which were prepared in accordance with International Accounting Standard (IAS) 34 “Interim Financial Reporting” (IAS 34).

For the year ended December 31, 2018, we recognized a net loss of Ps. 180.4 billion and had negative equity of Ps. 1,459.4 billion, which resulted in negative working capital of Ps. 54.7 billion. Cash flows from operating activities were Ps. 141.8 billion for the year ended December 31, 2018. These results have led us to state in our audited consolidated financial statements as of December 31, 2018 that there exists substantial doubt about our ability to continue as a going concern. As of and for the six-month period ended June 30, 2019, we recognized a net loss of Ps. 88.5 billion and had negative equity of Ps. 1,673.0 billion. We had negative working capital of Ps. 175.5 billion as of June 30, 2019. We have disclosed the circumstances that have caused these negative trends and the actions we are taking to face them as noted below. See “Item 5—Operating and Financial Review and Prospects—Overview” and “Item 5—Operating and Financial Review and Prospects—Liquidity and Capital Resources” in the Form 20-F and Note 2(c) to our unaudited condensed consolidated interim financial statements included herein. As of December 31, 2018, June 30, 2019 and the date hereof, there exists substantial doubt about our ability to continue as a going concern. However, we continue operating as a going concern for the reasons described herein, including in our unaudited condensed consolidated interim financial statements.

Accordingly, we have prepared our unaudited condensed consolidated interim financial statements on a going concern basis, which assumes that we can meet our payment obligations.

In this report we include selected financial data from our statement of financial position as of June 30, 2019 and from our statement of comprehensive income and our statement of cash flows for the six-month period ended June 30, 2019. In addition, we include selected financial data from our statement of financial position as of December 31, 2018, as well as the statement of comprehensive income and the statement of cash flows for the six-month period ended June 30, 2019 for comparison purposes.

SELECTED FINANCIAL DATA OF PEMEX

	As of and for the period ended(1)
	December 31,	June 30,(2)
	2018	2018	2019
	(millions of pesos, except ratios)
Statement of Comprehensive Income Data
Net sales	Ps. 1,681,119	Ps. 833,570	Ps. 732,900
Operating income	367,400	227,279	113,487
Financing income	31,557	10,970	7,079
Financing cost	(120,727)	(56,973)	(61,297)
Derivative financial instruments (cost) income —Net	(22,259)	(9,293)	(4,980)
Exchange gain (loss) —Net	23,659	2,505	52,827
Net (loss) income for the period	(180,420)	(49,860)	(88,509)
Statement of Financial Position Data (end of period)
Cash and cash equivalents	81,912	n.a.	44,419
Total assets	2,075,197	n.a.	2,021,266
Long-term debt	1,890,490	n.a.	1,721,702
Total long-term liabilities	3,086,826	n.a.	3,193,300
Total (deficit) equity	(1,459,405)	n.a.	(1,673,009)
Statement of Cash Flows
Depreciation and amortization	153,382	73,925	72,642
Acquisition of wells, pipelines, properties, plant and equipment (3)	(94,004)	(32,524)	(31,132)

Note:	n.a. = Not applicable.
(1)	Includes Petróleos Mexicanos, the subsidiary entities and the subsidiary companies listed in Note 5 to the unaudited condensed consolidated interim financial statements included herein.
(2)	Unaudited.
(3)	Includes capitalized finance cost.

Source: PEMEX’s unaudited condensed consolidated interim financial statements.

Capitalization of PEMEX

The following table sets forth the capitalization of PEMEX as of June 30, 2019.

	As of June 30, 2019(1)(2)
	(millions of pesos or U.S. dollars)
Long-term leases(3)	Ps.	92,139	U.S.$	4,807
Long-term external debt		1,525,444		79,581
Long-term domestic debt		196,258		10,239

Total long-term debt(4)		1,721,702		89,820

Total long-term leases and long-term debt		1,813,841		94,627

Certificates of Contribution “A”(5)		381,544		19,905
Mexican Government contributions to Petróleos Mexicanos		43,731		2,281
Legal reserve		1,002		52
Accumulated other comprehensive result		(78,144)		(4,077)
Accumulated deficit from prior years		(1,933,107)		(100,848)
Net (loss) income for the period(6)		(88,405)		(4,612)

Total controlling interest		(1,673,379)		(87,299)
Total non-controlling interest		370		19

Total (deficit) equity		(1,673,009)		(87,280)

Total capitalization	Ps.	140,832	U.S.$	7,347

Note:	Numbers may not total due to rounding.
(1)

Unaudited. Convenience translations into U.S. dollars of amounts in pesos have been made at the established exchange rate of Ps. 19.1685 = U.S. $1.00 as of June 30, 2019. Such translations should not be construed as a representation that the peso amounts have been or could be converted into U.S. dollar amounts at the foregoing or any other rate.

(2)

As of June 30, 2019, there has been no material change in the capitalization of PEMEX since December 31, 2018, except for our undertaking of new financings disclosed under “Liquidity and Capital Resources—Recent Financing Activities” in this report.

(3)	Total long-term leases does not include short-term leases of Ps. 7,232 million (U.S. $377 million) as of June 30, 2019.
(4)	Total long-term debt does not include short-term indebtedness of Ps. 279,220 million (U.S. $14,567 million) as of June 30, 2019.
(5)	Equity instruments held by the Federal Government of Mexico (which we refer to as the Mexican Government).
(6)	Excluding amounts attributable to non-controlling interests of Ps. 104.0 million.

Source: PEMEX’s unaudited condensed consolidated interim financial statements.

Operating and Financial Review and Prospects

Results of Operations of PEMEX—For the six months ended June 30, 2019 compared to the six months ended June 30, 2018

General

The selected consolidated interim financial information set forth below is derived from our unaudited condensed consolidated interim financial statements included elsewhere in this report. This interim financial information should be read in conjunction with the Form 20-F and, in particular, “Item 4—Information on the Company” and “Item 5—Operating and Financial Review and Prospects” in the Form 20-F, and with the unaudited condensed consolidated interim financial statements of PEMEX included in this report beginning on page F-1.

	Six months ended June 30,(1)
	2018	2019(2)
	(millions of pesos or U.S. dollars)
Net Sales
Domestic	Ps. 492,040	Ps. 416,531	U.S.$	21,730
Export	337,242	311,469		16,249
Services income	4,287	4,899		256

Total sales	833,569	732,899		38,235
Impairment (reversal) of wells, pipelines, properties, plant and equipment, net	(42,360)	9,598		501
Cost of sales	580,975	538,731		28,105
Gross income	294,954	184,570		9,629

Other revenues—Net	7,724	5,854		305
Transportation and distribution expenses	11,199	11,043		576
Administrative expenses	64,201	65,894		3,438

Operating income	227,278	113,487		5,920
Financing income	10,970	7,079		369
Financing cost	(56,973)	(61,297)		(3,198)
Derivative financial instruments (cost)—Net	(9,293)	(4,980)		(260)
Foreign exchange gain—Net	2,505	52,827		2,756
Loss (profit) sharing in joint ventures and associates	848	(15)		(1)

Income before taxes, duties and other	175,335	107,101		5,586
Total taxes, duties and other	225,196	195,609		10,205

Net income (loss) for the period	(49,861)	(88,508)		(4,619)
Other comprehensive results for the period	5,402	(150,094)		(7,830)

Comprehensive result for the period	Ps. (44,459)	Ps. (238,602)	U.S.$	(12,449)

Note:	Numbers may not total due to rounding.
(1)	Unaudited.
(2)

Convenience translations into U.S. dollars of amounts in pesos have been made at the established exchange rate of Ps. 19.1685 = U.S. 1.00 at June 30, 2019. Such translations should not be construed as a representation that the peso amounts have been or could be converted into U.S. dollars at the foregoing or any other rate.

Source: PEMEX’s unaudited condensed consolidated interim financial statements.

Results of Operations of Petróleos Mexicanos, the Subsidiary Entities and the Subsidiary Companies—in the first six months of 2019 as compared to the first six months of 2018

Total Sales

Total sales decreased by 12.1% or Ps. 100.7 billion in the first six months of 2019, from Ps. 833.6 billion in the first six months of 2018 to Ps. 732.9 billion in the first six months of 2019, mainly due to a 15.3% decrease in domestic sales, as further discussed below.

Domestic Sales

Domestic sales decreased by 15.3% in the first six months of 2019, from Ps. 492.0 billion in the first six months of 2018 to Ps. 416.5 billion in the first six months of 2019, mainly due to decreases in the sales prices of gasoline, diesel, and liquefied petroleum gas. Domestic sales of petroleum products decreased by 12.7% in the first six months of 2019, from Ps. 423.2 billion in the first six months of 2018 to Ps. 369.3 billion in the first six months of 2019, mainly due to a 6.4% decrease in the average price of gasoline and a 3.7% decrease in the average price of diesel. The sales volume of diesel, gasoline and fuel oil decreased 9.7%, 6.9% and 20.6%, respectively, in the first six months of 2019 as compared to the same period in 2018, as a result of decreased demand, which in turn was primarily the result of an increase in average sales prices.

Domestic sales of natural gas decreased by 42.3% in the first six months of 2019, from Ps. 27.4 billion in the first six months of 2018 to Ps. 15.8 billion in the first six months of 2019, mainly due to a 56.3% decrease in its average sales price.

Domestic sales of liquefied petroleum gas (LPG) decreased by 32.3% in the first six months of 2019, from Ps. 26.3 billion in the first six months of 2018 to Ps. 17.8 billion in the first six months of 2019, mainly as a result of a 24.4% decrease in its average sales price.

Export Sales

Export sales decreased by 7.6% in peso terms in the first six months of 2019 (with U.S. dollar-denominated export revenues translated to pesos at the exchange rate on the date of the corresponding export sale) from Ps. 337.2 billion in the first six months of 2018 to Ps. 311.5 billion in the first six months of 2019. This decrease was mainly due to a 4.3% decrease in the weighted average Mexican export crude oil price in the first six months of 2019, compared to the first six months of 2018. From January 1, 2018 to June 30, 2018, the weighted average Mexican export crude oil price was U.S. $61.40 per barrel, compared to U.S. $58.73 per barrel in the same period of 2019.

Crude oil and condensate sales decreased by 9.2%, from Ps. 251.1 billion in the first six months of 2018 to Ps. 228.1 billion in the first six months of 2019, and in U.S. dollar terms decreased by 7.6%, from U.S. $13.2 billion in the first six months of 2018 to U.S. $12.2 billion in the first six months of 2019. The weighted average price per barrel of crude oil exports in the first six months of 2019 was U.S. $58.73, 4.3% lower than the weighted average price of U.S. $61.40 in the first six months of 2018.

Export sales of petroleum products, including products derived from natural gas and natural gas liquids decreased by 32.4%, from Ps. 29.3 billion in the first six months of 2018 to Ps. 19.8 billion in the first six months of 2019, primarily due to a decrease in the average sales price of fuel oil and naphthas.

For the six-month period ended June 30, 2019, the average exchange rate of the U.S. dollar against the Mexican peso was Ps. 19.1724 to U.S. $1.00, compared to Ps. 19.0653 to U.S. $1.00 during the same period of 2018, representing a depreciation of the Mexican peso against the U.S. dollar by Ps. 0.1071 (or 0.6%), which had a favorable effect on our export sales of Ps. 3.5 billion.

Service Income

Service income increased by 13.9% in the first six months of 2019, from Ps. 4.3 billion in the first six months of 2018 to Ps. 4.9 billion in the first six months of 2019, mainly as a result of an increase in transportation services provided by Pemex Logistics to third parties.

Net Impairment of Wells, Pipelines, Properties, Plant and Equipment

Net impairment of wells, pipelines, properties, plant and equipment increased by Ps. 52.0 billion in the first six months of 2019 as compared to the first six months of 2018, from recognition of a net reversal of impairment of Ps. 42.4 billion as of June 30, 2018 to a net impairment of Ps. 9.6 billion as of June 30, 2019.

For the six-month period ended June 30, 2019, we recognized a net impairment, which was mainly due to (1) an impairment of Ps. 50.9 billion in the cash generating units of Pemex Exploration and Production, as a result of (i) a natural decline in production of Ps. 32.2 billion of the Cantarell, Chuc, Tsimin Xux, Crudo Ligero Marino and Burgos projects and (ii) a decrease in crude oil and gas prices of Ps. 43.5 billion and (iii) effects of the appreciation of the peso against the U.S. dollar from a peso/U.S. dollar exchange rate of Ps. 19.6829 = U.S. $1.00 as of December 31, 2018 to a peso/U.S. dollar exchange rate of Ps. 19.1685 = U.S. $1.00 as of June 30, 2019 of Ps. 3.9. This impairment was partially offset by (1) a reversal of impairment of Ps. 39.8 billion in the cash generating units of Pemex Logistics, mainly due to (i) a decrease in non-operating losses of 84%, from Ps. 16.9 billion as of June 30, 2018 to Ps. 2.7 billion as of June 30, 2019 and (ii) a decrease in the discount rate, from 13.55% at December 31, 2018 to 12.90% at June 30, 2019 and (2) a net reversal of impairment of Ps. 1.6 billion in the cash generating units of Pemex Industrial Transformation, mainly due to (i) an increase in processing of refined products due to maintenance of our refineries carried out in 2018, (ii) a decrease in the discount rate of cash generating units of refined products, petrochemicals and gas of 0.5%, 2.6% and 0.7%, respectively. See Note 13(d) to our unaudited condensed consolidated interim financial statements included herein.

As of June 30, 2018, we recognized a net reversal of impairment in the cash generating units of Pemex Exploration and Production of Ps. 36.7 billion, as a result of a reversal of impairment of Ps. 38.2 billion mainly due to (i) a 9.3% increase in the forward price of crude oil, from U.S. $55.89 per barrel as of December 31, 2017 to U.S. $61.08 per barrel as of June 30, 2018, (ii) improvements in the crude oil projects with the highest oil output, including Aceite Terciario del Golfo in Cantarell, as well as the Tsimin Xux, Antonio J. Bermúdez, Crudo Ligero Marino and Cuenca de Macuspana projects and (iii) the direct assignment of transportation and hydrocarbon treatment of service goods in the Ku-Maloob-Zaap project, which contributed to the Cantarell project having lower charges for the distribution of goods and services. The foregoing was offset by an impairment of Ps. 1.5 billion in the Burgos and Lakach projects, mainly due to a 15.2% decrease in the price of gas, from U.S. $4.92 per million cubic feet as of December 31, 2017 to U.S. $4.17 per million cubic feet as of June 30, 2018 and (ii) an increase in the discount rate of 2%, as compared to December 31, 2017.

As of June 30, 2018, we also recognized a net reversal of impairment in the cash generating units of Pemex Industrial Transformation of Ps. 7.8 billion, primarily due to (i) an increase in income related to transportation fees, (ii) the appreciation of the U.S. dollar against the peso, from a peso/U.S. dollar exchange rate of Ps. 19.7867 = U.S. $1.00 as of December 31, 2017 to a peso/U.S. dollar exchange rate of Ps. 19.8633 = U.S. $1.00 as of June 30, 2018 and (iii) an increase in the discount rate of cash generating units of refined products, gas and aromatics by 0.2%, 5% and 0.3%, respectively. The impairment of the Salina Cruz refinery resulted from cash flows being insufficient to cover the net value of the assets, mainly due to the temporary closing of operations for major maintenance of the refinery’s plants.

In addition, as of June 30, 2018, we recognized an impairment of Ps. 2.2 billion in the cash generating units of Pemex Fertilizers, primarily due to (i) a decrease in the operations of our productive plants; (ii) an increase in the price of raw material and (iii) the increase in the sale price being insufficient to cover the increase in operating costs.

Cost of Sales

Cost of sales decreased by 7.3%, from Ps. 581.0 billion in the first six months of 2018 to Ps. 538.7 billion in the first six months of 2019. This decrease was mainly due to (1) a decrease of Ps. 50.5 billion in import purchases, primarily Magna gasoline, Premium gasoline, diesel and natural gas, due to a decrease in the average prices of these products and a decrease in the volume of imports to meet demand in the domestic market and (2) a Ps. 7.2 billion decrease in taxes and duties on exploration and extraction of hydrocarbons resulting from lower average sales prices in the first six months of 2019 compared to the first six months of 2018. This decrease was partially offset by (1) a Ps. 12.0 billion increase in the commercial activities of P.M.I. Comercio Internacional, S. A. de C. V., P.M.I. Norteamérica, S. A. de C. V., P.M.I. Trading DAC and Mex Gas Internacional, S. L. (which we refer to as the Trading Companies) and (2) a Ps. 6.3 billion increase in operating expenses.

Operating Expenses

Total operating expenses (including distribution, transportation, sales expenses and administrative expenses) increased by 2.0%, from Ps. 75.4 billion for the first six months of 2018 to Ps. 76.9 billion for the first six months of 2019, mainly due to an increase in administrative expenses relating to the periodic cost of employee benefits.

Other Revenues / Expenses, Net

Other revenues, net, decreased by Ps. 1.9 billion in the first six months of 2019, from net revenues of Ps. 7.7 billion in the first six months of 2018 to net revenues of Ps. 5.8 billion in the first six months of 2019. This decrease was mainly due to the recognition in 2018 of income from contracts for participation rights in the Cárdenas-Mora, Misión, Santuario and Ogarrio blocks that was not present in the same period in 2019.

Financing Income

Financing income decreased by Ps. 3.9 billion in the first six months of 2019, from Ps. 11.0 billion in the first six months of 2018 to Ps. 7.1 billion in the first six months of 2019. This decrease was mainly due to the one-time recognition of the premium from certain notes exchanged in February 2018. See “Item 5—Operating and Financial Review and Prospects—Liquidity and Capital Resources—Financing Activities” in the Form 20-F.

Financing Costs

Financing costs increased by Ps. 4.3 billion in the first six months of 2019, from Ps. 57.0 billion in the first six months of 2018 to Ps. 61.3 billion in the first six months of 2019, mainly due to an increase in interest expenses in the first six months of 2019 as a result of higher levels of indebtedness resulting from foreign currency exchange rate effects.

Derivative Financial Instruments (Cost), Net

Derivative financial instruments (cost) income, net, decreased by Ps. 4.3 billion, from a derivative financial instruments cost of Ps. 9.3 billion in the first six months of 2018 to a derivative financial instruments cost of Ps. 5.0 billion in the first six months of 2019, mainly as a result of embedded derivative gains in crude oil sales transactions.

Foreign Exchange Gain, Net

A substantial portion of our debt (86.7%) as of June 30, 2019 is denominated in foreign currency. Foreign exchange income increase by Ps. 50.3 billion, from a foreign exchange income of Ps. 2.5 billion in the first six months of 2018 to a foreign exchange income of Ps. 52.8 billion in the first six months of 2019, primarily as a result of the appreciation of the peso against the U.S. dollar for the first six months of 2019 as compared to the first six months of 2018. The value of the peso in U.S. dollar terms depreciated by 0.4% from Ps. 19.7867 to U.S. $1.00 as of December 31, 2017 to Ps. 19.8633 to U.S. $1.00 as of June 30, 2018, as compared to a 2.6% appreciation of the peso in U.S. dollar terms from Ps. 19.6829 to U.S. $1.00 as of December 31, 2018 to Ps. 19.1685 to U.S. $1.00 as of June 30, 2019.

Taxes, Duties and Other

The profit-sharing duty and other duties and taxes paid decreased by 13.1% in the first six months of 2019, from Ps. 225.2 billion in the first six months of 2018 to Ps. 195.6 billion in the first six months of 2019, mainly due to the 4.3% decrease in the weighted average export price of Mexican crude oil, from U.S. $61.40 per barrel in the first six months of 2018 to U.S. $58.73 per barrel in the first six months of 2019. Duties and taxes represented 26.7% and 27.0% of total sales in the first six months of 2019 and 2018, respectively.

Net Income/Loss

In the first six months of 2019, we had a net loss of Ps. 88.5 billion, as compared to a net loss of Ps. 49.9 billion in the first six months of 2018.

This decrease was mainly the result of (1) a Ps. 50.5 billion decrease in purchases for resale, mainly due to a decrease in gasoline and diesel imports, (2) a Ps. 50.3 billion gain in foreign exchange, mainly due to the appreciation of the peso against the U.S. dollar, (3) a Ps. 29.6 billion decrease in taxes and duties, mainly due to a decreases in hydrocarbon production and prices and (4) a Ps. 14.2 billion increase in savings, mainly due to a 83.8% decrease in non-operating losses from fuel theft.

These effects were partially offset by (1) a Ps. 100.7 billion decrease in total sales, mainly due to a decrease in prices of gasoline and diesel and a decrease in the volume of Mexican crude oil exports and (2) a Ps. 52.0 billion increase in net impairment of wells, pipelines, properties, plant and equipment.

Other Comprehensive Results

In the first six months of 2019, we reported a net loss of Ps. 150.1 billion in other comprehensive results as compared to net income of Ps. 5.4 billion in the first six months of 2018, mainly due to an increase in the employee benefits reserve as a result of the discount rate analysis related to employee benefits liability. For the six-month period ended June 30, 2019, PEMEX recognized net actuarial losses in other comprehensive income (loss) net of deferred income tax for Ps. 149.0 billion, related to retirement and post-employment benefits as a result of a decrease in discount and return on plan assets’ rates, which mainly took place in the second quarter of 2019.

Changes in the Statement of Financial Position of Petróleos Mexicanos, the Subsidiary Entities and the Subsidiary Companies—from December 31, 2018 to June 30, 2019

Assets

Cash and cash equivalents decreased by Ps. 37.5 billion, or 45.8%, in the first six months of 2019, from Ps. 81.9 billion as of December 31, 2018 to Ps. 44.4 billion as of June 30, 2019, mainly due to an increase in payments to suppliers and contractors and payments on our debt instruments and taxes.

Accounts receivable, net, increased by Ps. 14.8 billion, or 8.9%, in the first six months of 2019, from Ps. 167.1 billion as of December 31, 2018 to Ps. 181.9 billion as of June 30, 2019, mainly due to (i) a Ps. 10.2 billion increase in accounts receivable from sundry debtors, mainly in the form of reimbursements for fees charged for customs related services and (ii) a Ps. 3.8 billion increase in accounts receivable from sales to domestic customers.

The current portion of our promissory notes decreased by Ps. 33.4 billion, or 87.4% in the first six months of 2019, from, Ps. 38.2 billion as of December 31, 2018 to Ps. 4.8 billion as of June 30, 2019, mainly due to payments of the current portion of four promissory notes with original maturities ranging from 2039 to 2042.

Wells, pipelines, properties, plant and equipment, net, decreased by Ps. 71.2 billion, or 5.1%, in the first six months of 2019 mainly due to (i) Ps. 69.0 billion in depreciation, (ii) Ps. 1.0 billion of disposals of wells, pipelines, properties, plant and equipment, (iii) the recognition of an impairment of Ps. 9.6 billion and (iv) the recognition of right-of-use assets in the amount of Ps. 24.2 billion pursuant to the implementation of the new accounting standard IFRS 16 “Leases” (IFRS 16). This decrease was partially offset by Ps. 32.6 billion of acquisitions of wells, pipelines, properties, plant and equipment. See Note 13 to our unaudited condensed consolidated interim financial statements included herein.

As of January 1, 2019, we applied IFRS 16. As a result of the initial adoption of this standard, we recognized Ps. 88.9 billion of right-of-use assets as of June 30, 2019. See Note 4 to our unaudited condensed consolidated interim financial statements included herein.

Derivative financial instruments decreased by Ps. 2.7 billion in the first six months of 2019, from Ps. 22.4 billion as of December 31, 2018 to Ps. 19.7 billion as of June 30, 2019, mainly due to the decrease in the value of favorable cross-currency swaps by the appreciation of the U.S. dollar against most of the currencies for which we are covered, as well as a decrease in the value of crude oil options and currency options.

Liabilities

Total debt, including accrued interest, decreased by Ps. 81.4 billion, or 3.9%, from Ps. 2,082.3 billion as of December 31, 2018 to Ps. 2,000.9 billion as of June 30, 2019, mainly due to the impact of the 2.6% appreciation of the peso against the U.S. dollar in the first six months of 2019 and the reclassification of financial leases to separate line items—short-term leases and long-term leases—pursuant to the adoption of IFRS 16.

Liabilities to suppliers and contractors decreased by Ps. 20.8 billion, or 13.9%, from Ps. 149.8 billion as of December 31, 2018 to Ps. 129.1 billion as of June 30, 2019, mainly due to payments made in the period.

Taxes and duties payable decreased by Ps. 21.0 billion, or 32.2%, in the first six months of 2019, from Ps. 65.3 billion as of December 31, 2018 to Ps. 44.3 billion as of June 30, 2019, mainly due to a Ps. 7.7 billion decrease in the Derecho por la Utilidad Compartida (Profit-sharing Duty) and a Ps. 10.6 billion decrease in the Impuesto Especial sobre Producción y Servicios (Special Tax on Production and Services, or IEPS Tax) on the sale of automotive fuels due to the decrease in automotive fuel sales.

Derivative financial instruments liabilities increased by Ps. 0.6 billion, or 3.8%, in the first six months of 2019, from Ps. 15.9 billion as of December 31, 2018 to Ps. 16.5 billion as of June 30, 2019. This increase was mainly due to the increase in the fair value of cross-currency swaps.

Employee benefits liabilities increased by Ps. 185.3 billion, or 17.1%, in the first six months of 2019, from Ps. 1,080.5 billion as of December 31, 2018 to Ps. 1,265.8 billion as of June 30, 2019. This increase was mainly due to the recognition of the increased net cost for the period.

As of January 1, 2019, we applied IFRS 16 and recognized short-term leases and long-term leases in the amount of Ps. 99.4 billion as of June 30, 2019. See Note 4 to our unaudited condensed consolidated interim financial statements included herein.

Equity (Deficit), Net

Deficit, net, increased by Ps. 213.6 billion, or 14.6%, from a deficit of Ps. 1,459.4 billion as of December 31, 2018 to a deficit of Ps. 1,673.0 billion as of June 30, 2019. This increase in deficit was mainly due to Ps. 88.5 billion in net loss and Ps. 150.1 billion in other comprehensive loss, including currency translation effect and employee benefits actuarial losses for the first six months of 2019, partially offset by a Ps. 25.0 billion increase in Certificates of Contribution “A” from the Mexican Government as of June 30, 2019.

Liquidity and Capital Resources

Overview

During the first six months of 2019, our liquidity position was adversely affected mainly due to the increase in our short-term debt due to the transfer from long-term debt. This negative impact to our liquidity position was offset by an increase in accounts receivable due to the increase in oil prices in the first quarter of 2019 compared to oil prices in the same period of 2018 and a decrease in the balance of accounts payable to suppliers in the first six months of 2019 due to payments made by us.

Our principal uses of new funds in the first six months of 2019 were primarily the payment of debt maturities due during the same period and strengthening our cash flow through the actions listed below. We met this requirement primarily with cash provided by cash flows from borrowings, which amounted to Ps. 420.3 billion. During the first six months of 2019, our net cash flow used in operating activities amounted to Ps. 2.5 billion and our net cash flow used in investing activities amounted Ps. 36.4 billion, which included cash flow from investing activities of Ps. 4.8 billion (other notes receivable) and cash flow used in investing activities of Ps. 41.2 billion in the acquisition of wells, pipelines, properties, plant and equipment and intangible assets.

For 2019, we forecasted a 64.5% increase in capital expenditures as compared to the amounts spent on capital expenditures in 2018. Our budget for 2019 includes a total of Ps. 273.1 billion for capital expenditures, including non-capitalizable maintenance. Our capital expenditures budget net of non-capitalizable maintenance is Ps. 159.1 billion. We expect to direct Ps. 98.2 billion (or 61.7% of our total capital expenditures net of non-capitalizable maintenance) to exploration and production programs in 2019. This investment in exploration and production activities reflects our focus on maximizing the potential of our hydrocarbon reserves and our most productive projects. In addition, in 2019 we expect to direct Ps. 57.5 billion (or 36.1% of our total capital expenditures net of non-capitalizable maintenance) to our industrial transformation segment, in particular to the construction of our new Dos Bocas refinery. With this budget, our management expects that we will be able to maintain our medium- and long-term growth plans without the need to incur more indebtedness than the amount included in our approved financing program for 2019.

As of June 30, 2019, we owed our suppliers Ps. 129.1 billion, as compared to Ps. 149.8 billion as of December 31, 2018. As a result of the decrease in these obligations, we believe net cash flows from our operating and financing activities, together with available cash and cash equivalents, will be sufficient to meet our working capital, debt service and capital expenditure requirements in 2019 because, in collaboration with the Mexican Government, we have begun to implement initiatives intended to help us meet our working capital needs, continue to service our debt as it comes due and improve our capital expenditure programs, as further described below:

•	Our New Business Plan. On July 16, 2019, we announced our business plan for 2019 through 2023, which we refer to as our 2019-2023 Business Plan. The 2019-2023 Business Plan is described below.

•

Government Support. The Mexican Government has announced that, as part of its Programa de Fortalecimiento de Petróleos Mexicanos (Strengthening Program for Petróleos Mexicanos), it would provide a support program to help improve our financial position and increase our production and, in turn, our profitability. In connection with this program, from January 1, 2019 to the date hereof, the Mexican Government made a Ps. 25.0 billion equity contribution to Petróleos Mexicanos, which was recognized as an increase in Certificates of Contribution “A”. On May 13, 2019, the Secretaría de Hacienda y Crédito Público (Ministry of Finance and Public Credit) announced that it would increase the fiscal incentives available to us in 2019, which are expected to reduce our tax burden for this fiscal year by approximately Ps. 30.0 billion.

•

Modified Financing Strategy. We intend to continue our strategy of decreased reliance on debt financing and we expect further liability management transactions in 2019 will allow us to improve the terms of our outstanding debt, in line with our objective of reducing our net debt. As part of this strategy, we entered into a commitment letter with three financial institutions on May 13, 2019 to renew and refinance our current lines of credit with maturity dates in 2019 and early 2020. The commitment letter contemplates refinancing of our existing lines of credit in an aggregate amount of U.S $8.0 billion.

•	Crude Oil Hedge Program. We continue to carry out our crude oil hedge program in order to partially protect our cash flows from decreases in the price of Mexican crude oil.

•	No Payment of Dividend. The Mexican Government announced that we were not required to pay a state dividend in 2018 and we will not be required to pay one in 2019.

The Ley de Ingresos de la Federación para el Ejercicio Fiscal de 2019 (the Federal Revenue Law for the Fiscal Year 2019) applicable to us as of January 1, 2019 provides for the incurrence of up to Ps. 112.8 billion of net indebtedness through a combination of domestic and international capital markets offerings and borrowings from domestic and international financial institutions.

We have a substantial amount of debt. Due to our heavy tax burden, our cash flow from operations in recent years has not been sufficient to fund our capital expenditures and other expenses and, accordingly, our debt has significantly increased and our working capital has deteriorated. Relatively low oil prices and declining production have also had a negative impact on our ability to generate positive cash flows, which, together with our heavy tax burden, has further exacerbated our ability to fund our capital expenditures and other expenses. Despite the relatively low and fluctuating oil prices and our heavy tax burden, our cash flow from operations in 2018, together with our funds from financing activities, was sufficient to fund our capital expenditures and other expenses. We expect that net cash flows from our operations and financing activities will also be sufficient to meet our working capital requirements, debt service and capital expenditures for 2019.

As of June 30, 2019, our total indebtedness, including accrued interest, was Ps. 2,000.9 billion (U.S. $104.4 billion), in nominal terms, which represents a 3.9% decrease in peso terms compared to our total indebtedness, including accrued interest, of Ps. 2,082.3 billion (U.S. $105.8 billion) as of December 31, 2018. As of June 30, 2019, 34.0% of our existing debt, or Ps. 681.1 billion (U.S. $35.5 billion), including accrued interest, is scheduled to mature in the next three years. Our working capital decreased from a negative working capital of Ps. 54.7 billion (U.S. $2.8 billion) as of December 31, 2018 to a negative working capital of Ps. 175.4 billion (U.S. $9.2 billion) as of June 30, 2019. Our level of debt may increase further in the short or medium term, as a result of new financing activities or future depreciation of the peso as compared to the U.S. dollar, and may have an adverse effect on our financial condition, results of operations and liquidity position. To service our debt, we have relied and may continue to rely on a combination of cash flow from operations, drawdowns under our available credit facilities and the incurrence of additional indebtedness (including refinancing of existing indebtedness). In addition, we are taking actions to improve our financial position, as discussed above.

Certain rating agencies have expressed concerns regarding (1) our heavy tax burden; (2) the total amount of our debt and the ratio of our debt to our proven reserves; (3) the significant increase in our indebtedness over the last several years; (4) our negative free cash flow; (5) the natural decline of certain of our oil fields and lower quality of crude oil; (6) our substantial unfunded reserve for retirement pensions and seniority premiums, which was equal to Ps. 1,265.8 billion (U.S. $66.0 billion) and Ps. 1,080.5 billion (U.S. $54.9 billion) as of June 30, 2019 and December 31, 2018, respectively; (7) the persistence of our operating expenses amid declines in oil prices; (8) the possibility that our budget for capital expenditures will be insufficient to maintain and exploit reserves and (9) the involvement of the Mexican Government in our strategy, financing and management. On March 4, 2019, Standard and Poor’s announced the revision of the outlook for our credit ratings from stable to negative and affirmed our global foreign currency credit rating as BBB+ and our global local currency rating as A-. On June 6, 2019, Moody’s Investors Service announced the revision of its outlook for our global local currency credit rating from stable to negative and affirmed our global foreign currency rating as Baa3 and our global local currency credit rating as Aa3. On June 6, 2019, Fitch Ratings lowered our credit rating from BBB- to BB+ (one step below investment grade) in both global local and global foreign currency and affirmed the outlook for our credit ratings as negative.

Any further lowering of our credit ratings may have material adverse consequences on our ability to access the financial markets and/or our cost of financing. In turn, this could significantly harm our ability to operate our business and meet our existing obligations, financial condition and results of operations.

If such constraints occur at a time when our cash flow from operations is less than the resources necessary to meet our debt service obligations, in order to provide additional liquidity to our operations, we could be forced to further reduce our planned capital expenditures, implement further austerity measures and/or sell additional non-strategic assets in order to raise funds. A reduction in our capital expenditure program could adversely affect our financial condition and results of operations. Additionally, such measures may not be sufficient to permit us to meet our obligations.

Going Concern

Our unaudited condensed consolidated interim financial statements have been prepared on a going concern basis, which assumes that we can meet our payment obligations. As we describe in Note 2(c) to our unaudited condensed consolidated interim financial statements included herein, there exists substantial doubt about our ability to continue as a going concern. We discuss the circumstances that have caused these negative trends, as well our plans in regard to these matters in Note 2(c) to our unaudited condensed consolidated interim financial statements included herein. We intend to continue taking actions to improve our results of operations, capital expenditure plans and financial condition. We continue operating as a going concern, and our consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

New Business Plan

On July 16, 2019, we announced our 2019-2023 Business Plan. The 2019-2023 Business Plan was approved by the Board of Directors of Petróleos Mexicanos. The 2019-2023 Business Plan describes, among other things, the proposed foundations for our modernization, which are intended to increase our competitiveness and improve our long-term financial viability, while addressing structural issues related to our fiscal burden and level of indebtedness.

The 2019-2023 Business Plan sets forth certain objectives we hope to achieve with respect to our operations. We intend to accelerate and increase the development of oil and gas reserves and to increase hydrocarbons production both in newly discovered reservoirs and fields currently in operation. For newly discovered reservoirs, we plan to increase production by focusing on easy-to-access shallow waters and terrestrial areas, as well as working to reduce the time between discovery and first production. For fields currently in operation, we intend to increase production by developing new wells and undertaking major repairs. The 2019-2023 Business Plan also contemplates the gradual expansion of our refining capacity for fuel and petrochemical production through, among other things, increased investment in the rehabilitation of the National Refining System and the construction of a new refinery in Dos Bocas, Tabasco. We believe that this increase in investment supports the gradual recovery of domestic crude oil processing in the coming years. Furthermore, we plan to develop our transportation, storage and distribution infrastructure with the aim of accommodating our planned production growth, to update measuring, monitoring and quality control systems relating to pipeline transport and storage terminals and to continue our work to reduce product loss and infrastructure damages relating to fuel theft. Finally, the 2019-2023 Business Plan proposed to encourage the participation of the private sector in our operations through long-term service contracts for oil production (contratos de servicios de largo plazo para la producción del petróleo, or CSIEEs), which will be incentive-based and have terms between 15 and 25 years. CSIEE contracts are expected to replace farm-outs as a vehicle for private sector involvement, although existing farm-out arrangements will be maintained for the duration of their respective terms.

The 2019-2023 Business Plan also sets forth certain objectives relating to our financial position. It describes our intent not to increase our net indebtedness over the period covered by the plan by relying on revenues generated from increased production throughout the value chain and reducing our reliance on external sources of financing. Through this strategy and the achievement of our operational objectives, our goal is to generate a financial balance surplus by 2021. Following the achievement of a financial balance surplus, the 2019-2023 Business Plan contemplates the gradual reduction of our net indebtedness. For more information on our financial balance goal, see “Item 4—Information on the Company—General Regulatory Framework” in the Form 20-F.

The Mexican Government has announced it plans to support the objectives set forth in the 2019-2023 Business Plan by reducing our tax burden and providing capital contributions. The Mexican Government plans to reduce the Derecho por la Utilidad Compartida (Profit-Sharing Duty), the most significant tax we pay, from 65% to 54% by 2021. We intend to invest the tax savings resulting from this adjustment in the exploration and production activities described above. In addition, the Mexican Government has announced it plans to make capital contributions to PEMEX. See “Liquidity and Capital Resources—Overview—Government Support” above.

Cash Flows from Operating, Investing and Financing Activities

During the first six months of 2019, net funds used in operating activities totaled Ps. 2.5 billion, as compared to net funds provided by operating activities of Ps. 64.2 billion in the first six months of 2018. During the first six months of 2019, our net cash flows used in investing activities totaled Ps. 36.4 billion, as compared to net cash flows used in investing activities of Ps. 35.3 billion in the first six months of 2018. During the first six months of 2019, new financings totaled Ps. 420.3 billion and payments of principal and interest totaled Ps. 474.5 billion, as compared to Ps. 449.9 billion and Ps. 473.2 billion, respectively, during the first six months of 2018. During the first six months of 2019, we applied net funds of Ps. 31.1 billion to acquisitions of wells, pipelines, properties, plant and equipment, as compared to Ps. 32.5 billion in the first six months of 2018.

As of June 30, 2019, our cash and cash equivalents totaled Ps. 44.4 billion, as compared to Ps. 81.9 billion as of December 31, 2018. See Note 8 to our unaudited condensed consolidated interim financial statements included herein for more information about our cash and cash equivalents.

Liquidity Position

We define liquidity as funds available under our lines of credit as well as cash and cash equivalents. The following table summarizes our liquidity position as of June 30, 2019 and December 31, 2018.

As of
	June 30, 2019	December 31, 2018
(millions of pesos)
Borrowing base under lines of credit	Ps. 65,030	Ps.152,170
Cash and cash equivalents	44,419	81,912

Liquidity	Ps.109,449	Ps.235,082

Our lines of credit are fully committed and accordingly available at any time.

The following table summarizes our sources and uses of cash for the six-month periods ended June 30, 2019 and 2018:

	For the six-month period ended June 30,
	2019	2018
	(millions of pesos)
Net cash flows (used in) from operating activities	Ps. (2,451)	Ps. 64,248
Net cash flows (used in) from investing activities	(36,387)	(35,312)
Net cash flows from (used in) financing activities	2,470	(23,269)
Effect of change in cash value	(1,125)	5,988

Net increase (decrease) in cash and cash equivalents	Ps.(37,493)	Ps. 11,655

Note: Numbers may not total due to rounding.

Recent Financing Activities

During the period from May 1, 2019 to September 9, 2019, Petróleos Mexicanos participated in the following financing activities:

•	On June 19, 2019, Petróleos Mexicanos entered into a credit line of Ps. 5.0 billion at a rate to TIIE plus 115 basis points, due July 2019.

•	On June 28, 2019, Petróleos Mexicanos entered into a U.S. $5.5 billion revolving credit facility due 2024 and a U.S. $2.5 billion term loan facility due 2024.

During the period from May 1, 2019 to September 6, 2019, Holdings Holland Services, B.V. (formerly P.M.I. Holdings B.V.), as debtor, obtained U.S. $7,737 million in financing from its revolving credit lines and repaid U.S. $8,442 million. As of April 30, 2019, the outstanding amount was U.S. $ 705 million. As of September 6, 2019, there was no outstanding amount.

As of June 30, 2019 and as of the date of this report, we were not in default under any of our financing agreements.

Business Overview

Production

Set forth below are selected summary operating data relating to PEMEX.

	Six months ended June 30,
	2018		2019		Change	%
Operating Highlights
Production
Crude oil (tbpd)		1,884		1,690	(194)	(10.3)
Natural gas (mmcfpd)		4,823		4,811	(12)	(0.2)
Petroleum products (tbpd)		677		608	(69)	(10.2)
Dry gas from plants (mmcfpd)		2,457		2,266	(191)	(7.8)
Natural gas liquids (tbpd)		252		222	(30)	(11.9)
Petrochemicals (tt)		1,340		1,277	(63)	(4.7)

Average crude oil exports (tbpd)(1)
Olmeca		n.a.		n.a.	n.a.	n.a.
Isthmus		61.82		n.a.	(61.8)	(100.0)
Maya		1,156.73		1,149.62	(7.1)	(0.6)

Total		1,218.56		1,149.62	(68.9)	(5.6)

Value of crude oil exports (value in millions of U.S. dollars)(1)	U.S.$	13,136.22	U.S.$	12,142.61	(993.6)	(7.6)

Average PEMEX crude oil export prices per barrel(2)
Olmeca		n.a.		n.a.	n.a.	n.a.
Isthmus	U.S.$	64.54		n.a.	(64.5)	(100.0)
Maya		59.38		58.65	(0.7)	(1.2)

Weighted average price(3)	U.S.$	59.56	U.S.$	58.36	(1.20)	(2.0)

West Texas Intermediate crude oil average price per barrel(4)	U.S.$	65.45	U.S.$	57.24	(8.2)	(12.5)

Notes:	Numbers may not total due to rounding.

tbpd = thousands of barrels per day

mmcfpd = millions of cubic feet per day

tt = thousands of tons

n.a. not available

(1)	The volume and value of crude oil exports reflects customary adjustments by the PMI Group to reflect the percentage of water in each shipment as of June 30, 2019.
(2)	Average price during period indicated based on billed amounts.
(3)	On September 9, 2019, the weighted average price of PEMEX’s crude oil export mix was U.S. $57.54 per barrel.
(4)	On September 9, 2019, the West Texas Intermediate crude oil spot price was U.S. $57.85 per barrel.

Source: Petróleos Mexicanos and the PMI Group.

Crude oil production decreased by 10.3% in the first six months of 2019, from 1,884 thousand barrels per day in the first six months of 2018 to 1,690 thousand barrels per day in the first six months of 2019. This decrease was mainly due to:

•

a 16.8% reduction in production of light crude oil, primarily due to oil-water contact at the Xanab field and a natural decline in production of mature fields and increased fractional flow of wells at certain fields in the South Marine and Southeastern Marine regions and the shallow water blocks.

•

a 35.2% reduction in production of extra light crude oil, primarily due to the increased inflow of water at the Xanab field and a natural decline in production of mature fields and increased fractional flow of wells at certain fields in the South Marine and Southeastern Marine regions and the shallow water blocks .

•

a 2.0% decrease in production of heavy crude oil, primarily due to adverse weather conditions that prevented loading crude to export ships and the natural decline in some offshore fields such as Ku-Maloob-Zaap and Akal.

During the first six months of 2019, natural gas production decreased by 0.2%, from 4,823 million cubic feet per day in the first six months of 2018 to 4,811 million cubic feet per day in the same period of 2019. This decrease in production was primarily a result of a 11.0% decrease in non-associated gas production during this period, mainly due to an accelerated decline in production at the Burgos, Veracruz, Reynosa, Macuspana-Muspac and Litoral de Tabasco business units and the reallocation of resources to crude oil production assets in the northern blocks. This decrease was partially offset by a 2.9% increase in associated gas production, primarily due to increased well performance at the Cantarell, Ku-Maloob-Zaap, Veracruz and Macuspana-Muspac business units.

Production of petroleum products decreased by 10.2% in the first six months of 2019, from 677 thousand barrels per day in the first six months of 2018 to 608 thousand barrels per day in the first six months of 2019. This decrease was due to lower crude oil processing. Crude oil yields depend on the quality of crude and the configuration of the refinery in which that crude is processed.

During the first six months of 2019, dry gas production decreased by 7.8%, as compared to the same period of 2018, due to the decreased availability of wet gas. Production of natural gas liquids decreased by 11.9%, or 30 thousand barrels per day, in the first six months of 2019.

The production of petrochemical products decreased to 63 thousand tons, a 4.7% decrease as compared to the first six months of 2018, primarily due to the following:

•	a 118 thousand ton decrease in ammonia production due to the suspension of the supply of raw materials (natural gas) in the first half of 2019;

•	a 19 thousand ton decrease in production of propylene, mainly due to lower crude oil processing at the Salina Cruz and Tula refineries; and

•

a 61 thousand ton reduction in sulfur production, as a result of lower production at the Cactus Processing Complex mainly due to corrective maintenance work at the Cactus Processing Complex and a decreased supply of sour wet gas.

This decrease in production of petrochemical products was offset in part by a 255 thousand ton increase in aromatics and derivatives chain production, mainly due to stable operation of the aromatics train at the Cangrejera Petrochemical Complex during the first six months of 2019.

Exploration and Production

On June 11, 2019 we received approval from the Comisión Nacional de Hidrocarburos (National Hydrocarbon Commission, or CNH) to drill an ultra-deepwater well in the Perdido Fold Belt. We currently intend to spend approximately U.S.$ 106 million over four years on this project, with drilling planned for the second quarter of 2021.

On July 17, 2019 we announced that we would not seek private partners for the joint development of several onshore farm-outs and cancelled the auction scheduled for October 2019. We will instead award service contracts to develop 20 shallow-water and onshore fields.

On July 3, 2019 we announced that we had assigned 67% of Pemex Exploration and Production’s budget to the exploration and development in the shallow waters region and the shores of Tabasco. In 2019, we plan to drill 50 wells, 20 of which are already in the process of being drilled or finished as of the date hereof.

Legal Proceedings

Audits and Other Investigations by the Mexican Government

On May 22, 2019, the Secretaría de la Función Pública (Ministry of Public Function, or the SFP) announced that it had sanctioned two former executive officers of PEMEX. One former executive officer was banned from holding public sector positions for ten years as a result of an administrative liability proceeding for, among other issues, providing false information in his statement of assets filed with the SFP and omitting material bank account information. The other former executive officer was fined an aggregate amount of approximately Ps. 620 million and banned from holding public sector positions for 15 years in connection with irregularities in the acquisition of Grupo Fertinal, S.A. de C.V. by PMX Fertilizantes Pacífico, S.A. de C.V., one of our subsidiary companies, for Ps. 4,322.8 million.

On May 28, 2019, the Fiscalía General de la República (Federal Attorney General’s Office) announced that it had obtained several arrest warrants related to a criminal complaint filed by PEMEX in March 2019 in connection with alleged criminal acts related to the acquisition of Agro Nitrogenados, S.A. de C.V., a subsidiary of Altos Hornos de México, S.A.B. de C.V., among other events.

On July 30, 2019, the SFP announced that it had sanctioned a former executive officer of PEMEX. This former executive officer previously served as Corporate Director of Alliances and New Businesses of Petróleos Mexicanos and as Director General of P.M.I. Comercio Internacional, S.A. de C.V. The former executive officer was fined an aggregate amount of approximately Ps. 4,206 million and banned from holding public sector positions for ten years in as a result of an administrative liability proceeding for, among other things, allegedly concealing material information about the condition of the assets acquired in the acquisition of Agro Nitrogenados, S.A. de C.V.

Odebrecht

On July 5, 2019, the Federal Attorney General’s Office announced that it had obtained several arrest warrants against a former executive officer of PEMEX and other members of his family in connection with alleged crimes related to Odebrecht. On July 25, 2019, the Federal Attorney General’s Office announced that the German authorities confirmed the arrest of one of these individuals. The Federal Attorney General’s Office has announced that it is preparing the documentation necessary to extradite such former executive officer to Mexico. PEMEX is collaborating with the SFP, the Liabilities Unit at Petróleos Mexicanos and the Federal Attorney General’s Office.

Actions Against the Illicit Market in Fuels

On July 18, 2019, the Federal Attorney General’s Office announced that it had executed an arrest warrant issued against a former public officer of PEMEX. The arrest warrant was issued in connection with alleged involvement in organized crime related to the illicit market in fuels. The Federal Attorney General’s Office announced that, as of July 18, 2019, it had executed five arrest warrants in connection with such proceedings.

National Program to Combat Corruption

On August 30, 2019, the Programa Nacional de Combate a la Corrupción y a la Impunidad, y de Mejora de la Gestión Pública 2019-2024 (the National Program to Combat Corruption and Impunity and to Improve Public Management 2019-2024, or National Program to Combat Corruption) was approved by the President of Mexico and published in the Official Gazette of the Federation. The National Program to Combat Corruption is applicable to all ministries and entities of the Mexican Government, including PEMEX. The main objectives of the National Program to Combat Corruption are to combat the causes and effects of corruption directly, combat all levels of administrative impunity in the Mexican Government, promote efficiency and effectiveness of public management, promote the professionalization and efficient management of the human resources of the Mexican Government and promote the efficient and responsible use of the assets of the Mexican Government.

Directors and Executive Officers

On June 20, 2019, the Senate ratified Mr. Francisco José Garaicochea y Petrirena as an independent member to the Board of Directors of Petróleos Mexicanos appointed by the President of Mexico. Mr. Garaicochea y Petrirena´s term will end on September 18, 2020. He is replacing Mr. Carlos Elizondo Mayer-Serra, who resigned on April 30, 2019.

As of the date of this report, two seats on the Board of Petróleos Mexicanos remain vacant following the resignations of Ms. María Teresa Fernández Labardini in March 2019 and Mr. Octavio Francisco Pastrana Pastrana in April 2019.

Effective July 1, 2019, Ms. Luz María Zarza Delgado was appointed by the Board of Directors of Petróleos Mexicanos as General Counsel of Petróleos Mexicanos.

Employees

Effective August 1, 2019, Petróleos Mexicanos and the Sindicato de Trabajadores de la República Mexicana (the Petroleum Workers’ Union of the Mexican Republic) amended their collective bargaining agreement. The amended agreement provides for a 3.37% increase in wages and a 1.80% increase in benefits, and will regulate their labor relations until July 31, 2020.

Transportation and Distribution

On July 1, 2019, a pipeline carrying liquefied petroleum gas exploded in the municipality of Celaya in the State of Guanajuato. Two people were injured as a result of the explosion, which was caused by an accidental perforation by excavation equipment.

On August 2, 2019, a gas pipeline leak led authorities to evacuate approximately 2,000 people from the municipality of Nextlalpan, Mexico State. The pipeline leak was the result of illicit fuel theft.

PETRÓLEOS MEXICANOS,

PRODUCTIVE STATE-OWNED SUBSIDIARIES

AND SUBSIDIARY COMPANIES

UNAUDITED CONDENSED CONSOLIDATED

INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2019 AND DECEMBER 31, 2018 AND

FOR THE THREE AND SIX-MONTH PERIODS ENDED JUNE 30, 2019 AND 2018

PETRÓLEOS MEXICANOS, PRODUCTIVE STATE-OWNED SUBSIDIARIES

AND SUBSIDIARY COMPANIES

UNAUDITED CONDENSED CONSOLIDATED

INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2019 AND DECEMBER 31, 2018

AND FOR THE THREE AND SIX-MONTH PERIODS ENDED JUNE 30, 2019 AND 2018

PETRÓLEOS MEXICANOS, PRODUCTIVE STATE-OWNED SUBSIDIARIES AND SUBSIDIARY COMPANIES

UNDAUDITED CONDENSED CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION

AS OF JUNE 30, 2019 AND DECEMBER 31, 2018

(Figures stated in thousands, except as noted)

	Note	June 30, 2019		December 31, 2018
ASSETS
Current assets:
Cash and cash equivalents	8	Ps.	44,419,226	Ps.	81,912,409
Accounts receivable, net	9		181,929,754		167,139,778
Inventories	10		74,101,984		82,022,568
Current portion of notes receivable	15-a		4,787,760		38,153,851
Held—for—sale non—financial assets	11		320,749		1,253,638
Equity instruments			245,440		245,440
Derivative financial instruments			19,721,166		22,382,277

Total current assets			325,526,079		393,109,961
Non-current assets:
Investments in joint ventures and associates	12		16,203,794		16,841,545
Wells, pipelines, properties, plant and equipment, net	13		1,331,324,698		1,402,486,084
Long-term notes receivable, net of current portion	15-a		118,777,357		119,828,598
Deferred income taxes and duties			123,595,728		122,784,730
Rights of use	4		88,859,498		—
Intangible assets, net	14		12,565,059		13,720,540
Other assets	15-b		4,414,170		6,425,810

Total non-current assets			1,695,740,304		1,682,087,307

Total assets		Ps.	2,021,266,383	Ps.	2,075,197,268

LIABILITIES
Current liabilities:
Short-term debt and current portion of long—term debt	16		279,220,148		191,795,709
Short-term leases	4		7,232,147		—
Suppliers			129,055,001		149,842,712
Taxes and duties payable			44,302,555		65,324,959
Accounts and accrued expenses payable			24,648,915		24,917,669
Derivative financial instruments			16,516,449		15,895,245

Total current liabilities			500,975,215		447,776,294

Long-term liabilities:
Long-term debt, net of current portion	16		1,721,701,699		1,890,490,407
Long-term leases, net of current portion	4		92,138,649		—
Employee benefits			1,265,760,293		1,080,542,046
Provisions for sundry creditors	18		102,136,292		101,753,256
Other liabilities			6,673,758		9,528,385
Deferred taxes			4,889,006		4,512,312

Total long-term liabilities			3,193,299,697		3,086,826,406

Total liabilities			3,694,274,912		3,534,602,700

EQUITY (DEFICIT)
Controlling interest:
Certificates of Contribution “A”	19		381,544,447		356,544,447
Mexican Government contributions			43,730,591		43,730,591
Legal reserve			1,002,130		1,002,130
Accumulated other comprehensive result			(78,143,928)		71,947,067
Accumulated deficit:
From prior years			(1,933,106,785)		(1,752,732,435)
Net loss for the period			(88,405,384)		(180,374,350)

Total controlling interest			(1,673,378,929)		(1,459,882,550)
Total non-controlling interest			370,400		477,118

Total equity (deficit)			(1,673,008,529)		(1,459,405,432)

Total liabilities and equity (deficit)		Ps.	2,021,266,383	Ps.	2,075,197,268

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

PETRÓLEOS MEXICANOS, PRODUCTIVE STATE-OWNED SUBSIDIARIES AND SUBSIDIARY COMPANIES

UNAUDITED CONDENSED CONSOLIDATED INTERIM STATEMENTS OF COMPREHENSIVE INCOME

FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2019 AND 2018

(Figures stated in thousands, except as noted)

	Note	2019		2018
Net sales:
Domestic		Ps.	416,531,433	Ps.	492,040,219
Export			311,469,108		337,242,333
Services income			4,899,280		4,287,490

Total of sales			732,899,821		833,570,042

Impairment (reversal) of wells, pipelines, properties, plant and equipment, net	13		9,598,041		(42,360,452)
Cost of sales			538,730,728		580,975,521

Gross income			184,571,052		294,954,973
Other revenues, net			5,853,706		7,724,055
General expenses:
Distribution, transportation and sale expenses			11,043,340		11,199,349
Administrative expenses			65,894,070		64,200,984

Operating income			113,487,348		227,278,695
Financing income [1]			7,078,792		10,969,569
Financing cost [2]			(61,297,474)		(56,972,817)
Derivative financial instruments (cost), net			(4,980,405)		(9,292,906)
Foreign exchange gain, net			52,826,948		2,505,317

			(6,372,139)		(52,790,837)
(Profit) loss sharing in joint ventures and associates	12		(15,145)		848,136

Income before duties, taxes and other			107,100,064		175,335,994
Profit sharing duty, net			194,281,715		226,686,236
Income tax (benefit) expense			1,327,501		(1,489,847)

Total duties, taxes and other			195,609,216		225,196,389

Net loss			(88,509,152)		(49,860,395)
Other comprehensive results:
Items that will be reclassified subsequently to profit or loss:
Currency translation effect			(1,125,842)		5,402,474
Items that will not be reclassified subsequently to profit or loss:
Actuarial (losses) – employee benefits			(148,968,103)		—

Total other comprehensive results			(150,093,945)		5,402,474

Total comprehensive loss		Ps.	(238,603,097)	Ps.	(44,457,921)

Net loss attributable to:
Controlling interest		Ps.	(88,405,384)	Ps.	(49,861,456)
Non-controlling interest			(103,768)		1,061

Net (loss)		Ps.	(88,509,152)	Ps.	(49,860,395)

Other comprehensive results attributable to:
Controlling interest		Ps.	(150,090,995)	Ps.	5,398,118
Non-controlling interest			(2,950)		4,356

Total other comprehensive results		Ps.	(150,093,945)	Ps.	5,402,474

Comprehensive (loss) income:
Controlling interest		Ps.	(238,496,379)	Ps.	(44,463,338)
Non-controlling interest			(106,718)		5,417

Total comprehensive (loss)		Ps.	(238,603,097)	Ps.	(44,457,921)

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

[1]	Includes financing income from investments.
[2]	Mainly interest on debt and interest from leases pursuant to IFRS 16 adoption.

PETRÓLEOS MEXICANOS, PRODUCTIVE STATE-OWNED SUBSIDIARIES AND SUBSIDIARY COMPANIES

UNAUDITED CONDENSED CONSOLIDATED INTERIM STATEMENTS OF COMPREHENSIVE INCOME

FOR THE THREE-MONTH PERIODS ENDED JUNE 30, 2019 AND 2018

(Figures stated in thousands, except as noted)

	Note	2019		2018
Net sales:
Domestic		Ps.	217,572,856	Ps.	254,251,186
Export			156,249,631		179,669,601
Services income			2,825,836		2,253,692

Total of sales			376,648,323		436,174,479
Impairment (reversal) of wells, pipelines, properties, plant and equipment, net			4,443,095		(23,322,073)
Cost of sales			282,075,999		304,203,639

Gross income			90,129,229		155,292,913
Other revenues, net			1,808,479		3,478,841
General expenses:
Distribution, transportation and sale expenses			5,540,874		5,676,267
Administrative expenses			33,610,482		33,227,673

Operating income			52,786,352		119,867,814
Financing income[1]			3,177,496		1,849,510
Financing cost[2]			(31,442,498)		(29,804,118)
Derivative financial instruments income (cost), net			3,241,594		(20,966,630)
Foreign exchange gain (loss), net			22,415,370		(118,348,021)

			(2,608,038)		(167,269,259)

Profit sharing in joint ventures and associates			196,484		562,949

Income (loss) before duties, taxes and other			50,374,798		(46,838,496)
Profit sharing duty, net			103,904,515		118,611,725
Income tax expense			(739,820)		(2,277,715)

Total duties, taxes and other			103,164,695		116,334,010

Net loss			(52,789,897)		(163,172,506)
Other comprehensive results:
Items that will be reclassified subsequently to profit or loss:
Currency translation effect			(1,712,316)		11,936,184
Items that will not be reclassified subsequently to profit or loss:
Actuarial (losses) – employee benefits			(148,968,103)		—

Total other comprehensive results			(150,680,419)		11,936,184

Total comprehensive loss		Ps.	(203,470,316)	Ps.	(151,236,322)

Net loss attributable to:
Controlling interest		Ps.	(52,666,761)	Ps.	(163,162,314)
Non-controlling interest			(123,136)		(10,192)

Net (loss)		Ps.	(52,789,897)	Ps.	(163,172,506)

Other comprehensive results attributable to:
Controlling interest		Ps.	(150,679,438)	Ps.	11,899,164
Non-controlling interest			(981)		37,020

Total other comprehensive results		Ps.	(150,680,419)	Ps.	11,936,184

Comprehensive (loss) income:
Controlling interest		Ps.	(203,346,199)	Ps.	(151,263,150)
Non-controlling interest			(124,117)		26,828

Total comprehensive loss		Ps.	(203,470,316)	Ps.	(151,236,322)

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

[1]	Includes financing income from investments.
[2]	Mainly interest on debt and interest from leases pursuant to IFRS 16 adoption.

PETRÓLEOS MEXICANOS, PRODUCTIVE STATE-OWNED SUBSIDIARIES AND SUBSIDIARY COMPANIES

UNAUDITED CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN EQUITY (DEFICIT), NET

FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2019 AND 2018

(Figures stated in thousands, except as noted (Note 19))

	Controlling interest
	Certificates of Contribution “A”	Mexican Government contributions	Legal reserve	Accumulated other comprehensive income (loss)
				Cumulative currency translation effect	Actuarial (losses) gains on employee benefits effect		Accumulated deficit				Total	Non-controlling interest	Total Equity (deficit), net
							For the period		From prior years
Balances adjusted by the adoption of IFRS 9 as of January 1, 2018	Ps. 356,544,447	Ps. 43,730,591	Ps. 1,002,130	Ps. 44,633,012	Ps.	(196,520,194)	Ps.	—	Ps.	(1,752,732,435)	Ps. (1,503,342,449)	Ps. 965,107	Ps.	(1,502,377,342)

Total comprehensive income (loss)	—	—	—	5,398,118		—		(49,861,456)		—	(44,463,338)	5,417		(44,457,921)

Balances as of June 30, 2018	Ps. 356,544,447	Ps. 43,730,591	Ps. 1,002,130	Ps. 50,031,130	Ps.	196,520,194)	Ps.	(49,861,456)	Ps.	(1,752,732,435)	Ps. (1,547,805,787)	Ps. 970,524	Ps.	(1,546,835,263)

Balances as of January 1, 2019	Ps. 356,544,447	Ps. 43,730,591	Ps. 1,002,130	Ps. 45,920,227	Ps.	26,026,840	Ps.	—	Ps.	(1,933,106,785)	Ps. (1,459,882,550)	Ps. 477,118	Ps.	(1,459,405,432)

Increase in Mexican Government contributions	25,000,000	—	—	—		—		—		—	25,000,000	—		25,000,000
Total comprehensive loss	—	—	—	(1,122,892)		(148,968,103)		(88,405,384)		—	(238,496,379)	(106,718)		(238,603,097)

Balances as of June 30, 2019	Ps. 381,544,447	Ps. 43,730,591	Ps. 1,002,130	Ps. 44,797,335	Ps.	(122,941,263)	Ps.	(88,405,384)	Ps.	(1,933,106,785)	Ps. (1,673,378,929)	Ps. 370,400	Ps.	(1,673,008,529)

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

PETRÓLEOS MEXICANOS, PRODUCTIVE STATE-OWNED SUBSIDIARIES AND SUBSIDIARY COMPANIES

UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS OF CASH FLOWS

FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2019 AND 2018

(Figures stated in thousands, except as noted)

	2019	2018
Operating activities
Net (loss) income	Ps. (88,509,152)	Ps. (49,860,395)
Items related to investment activities
Depreciation and amortization	68,501,818	73,733,715
Amortization of intangible assets	290,794	191,196
Amortization of rights of use	3,849,213	—
Impairment (reversal) of wells, pipelines, properties, plant and equipment	9,598,041	(42,360,452)
Exploration costs	10,923,058	9,054,121
Loss from derecognition of disposal of wells, pipelines, properties, plant and equipment	1,015,830	9,757,868
Unrealized foreign exchange (income) loss of reserve for well abandonment	(19,016)	1,081,276
(Loss) profit sharing in joint ventures and associates	15,145	(848,136)
Items related to financing activities
Unrealized foreign exchange (income) loss	(50,030,730)	(1,246,452)
Interest expense	61,297,474	56,972,817
Interest income	(7,078,792)	(10,969,569)

	9,853,683	45,505,989
Profit sharing duty and income tax	188,389,300	225,597,266
Taxes and duties paid	(186,083,692)	(215,679,448)
Derivative financial instruments	3,282,315	185,364
Accounts receivable	(14,789,978)	(916,792)
Inventories	7,920,584	10,533,108
Accounts payable and accrued expenses	(268,753)	(1,909,641)
Suppliers	(20,787,711)	(30,484,014)
Provisions for sundry creditors	(2,454,544)	6,558,766
Employee benefits	36,250,145	29,471,820
Other taxes and duties	(23,762,316)	(4,614,133)

Net cash flows (used in) from operating activities	(2,450,967)	64,248,285

Investing activities
Other assets	2,011,641	(4,640,976)
Other notes receivable	2,791,772	10,101,702
Acquisition of wells, pipelines, properties, plant and equipment	(31,132,111)	(32,524,392)
Intangible assets	(10,058,372)	(8,248,807)

Net cash flows from (used in) investing activities	(36,387,070)	(35,312,473)

(Deficit) excess cash to apply in financing activities	(38,838,037)	28,935,812
Financing activities
Increase in equity due to Certificates of Contribution “A”	25,000,000	—
Long-term receivables from the Mexican Government	32,311,967	—
Interest received for long-term receivable from the Mexican Government	6,392,385	—
Loans obtained from financial institutions	420,345,102	449,914,696
Debt payments, principal only	(414,060,095)	(414,288,664)
Payments of principal and interests from leases	(7,037,416)	—
Interest paid on debt	(60,481,958)	(58,895,042)

Net cash flows from (used in) financing activities	2,469,985	(23,269,010)

Net (decrease) increase in cash and cash equivalents	(36,368,052)	5,666,802
Effects of foreign exchange on cash balances	(1,125,131)	5,988,155
Cash and cash equivalents at the beginning of the period	81,912,409	97,851,754

Cash and cash equivalents at the end of the period (Note 8)	Ps. 44,419,226	Ps. 109,506,711

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

PETRÓLEOS MEXICANOS, PRODUCTIVE STATE-OWNED SUBSIDIARIES AND SUBSIDIARY COMPANIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2019 AND DECEMBER 31, 2018 AND

FOR THE THREE AND SIX-MONTH PERIODS ENDED JUNE 30, 2019 AND 2018

(Figures stated in thousands, except as noted)

NOTE 1. STRUCTURE AND BUSINESS OPERATIONS OF PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

Petróleos Mexicanos was created by a decree issued by the Mexican Congress on June 7, 1938. The decree was published in the Diario Oficial de la Federación (“Official Gazette of the Federation”) on July 20, 1938 and came into effect on that date. On December 20, 2013, the Decreto por el que se reforman y adicionan diversas disposiciones de la Constitución Política de los Estados Unidos Mexicanos, en Materia de Energía (Decree that amends and supplements various provisions of the Mexican Constitution relating to energy matters), was published in the Official Gazette of the Federation. This Decree came into effect on December 21, 2013 and includes transitional articles setting forth the general framework and timeline for implementing legislation relating to the energy sector.

As part of this implementing legislation, on August 11, 2014, the Ley de Petróleos Mexicanos (the “Petróleos Mexicanos Law”) was published in the Official Gazette of the Federation. The Petróleos Mexicanos Law became effective on October 7, 2014, except for certain provisions. On December 2, 2014, the Secretaría de Energía (“Ministry of Energy”) published in the Official Gazette of the Federation the declaration pursuant to which the special regime governing Petróleos Mexicanos’ activities relating to productive state-owned subsidiaries, affiliates, compensation, assets, administrative liabilities, state dividend, budget and debt came into effect. On June 10, 2015 the Disposiciones Generales de Contratación para Petróleos Mexicanos y sus Empresas Productivas Subsidiarias (General Contracting Provisions for Petróleos Mexicanos and its productive state-owned subsidiaries) was published in the Official Gazette of the Federation and the following day the special regime for acquisitions, leases, services and public works matters came into effect.

Once the Petróleos Mexicanos Law came into effect, Petróleos Mexicanos was transformed from a decentralized public entity to a productive state-owned company. Petróleos Mexicanos is a legal entity empowered to own property and carry on business in its own name with the purpose of carrying out exploration and extraction of crude oil and other hydrocarbons in the United Mexican States (“Mexico”). In addition, Petróleos Mexicanos performs activities related to refining, gas processing and engineering and research projects to create economic value and to increase the income of the Mexican Government, as its owner, while adhering to principles of equity and social and environmental responsibility.

The Subsidiary Entities, currently Pemex Exploración y Producción (Pemex Exploration and Production), Pemex Transformación Industrial (Pemex Industrial Transformation), Pemex Logística (Pemex Logistics) and Pemex Fertilizantes (Pemex Fertilizers) are productive state-owned subsidiaries empowered to own property and carry on business in their own name, subject to the direction and coordination of Petróleos Mexicanos (the “Subsidiary Entities”).

The Subsidiary Entities of Petróleos Mexicanos prior to the Corporate Reorganization (defined below) were Pemex-Exploración y Producción, Pemex-Refinación (Pemex-Refining), Pemex-Gas and Petroquímica Básica (Pemex-Gas and Basic Petrochemicals) and Pemex-Petroquímica (Pemex-Petrochemicals), which were decentralized public entities with a technical, industrial and commercial nature with their own corporate identity and equity, with the legal authority to own property and conduct business in their own names, and were 100% owned by Petróleos Mexicanos and controlled by the Mexican Government; they had been consolidated into and had the characteristics of subsidiaries of Petróleos Mexicanos.

The Board of Directors of Petróleos Mexicanos, in its meeting held on November 18, 2014, approved the Corporate Reorganization proposed by the Chief Executive Officer of Petróleos Mexicanos. Pursuant to the Corporate Reorganization, the existing four Subsidiary Entities were transformed into two new productive state-owned subsidiaries, which assumed all of the rights and obligations of the existing Subsidiary Entities. Pemex-Exploration and Production was transformed into Pemex Exploration and Production, a productive state-owned subsidiary, and Pemex-Refining, Pemex-Gas and Basic Petrochemicals and Pemex-Petrochemicals were transformed into the productive state-owned subsidiary Pemex Industrial Transformation.

The Board of Directors of Petróleos Mexicanos also approved the creation of the following Subsidiary Entities: Pemex Drilling and Services, Pemex Logistics, Pemex Cogeneración y Servicios (Pemex Cogeneration and Services), Pemex Fertilizers and Pemex Ethylene (the “Corporate Reorganization”). Each of these productive state-owned subsidiaries may be transformed into an affiliate of Petróleos Mexicanos if certain conditions set forth in the Petróleos Mexicanos Law are met.

On March 27, 2015, the Board of Directors of Petróleos Mexicanos approved the acuerdos de creación (creation resolutions) of each productive state-owned subsidiary. On April 28, 2015 the creation resolutions of the seven productive state-owned subsidiaries were published in the Official Gazette of the Federation.

On May 29, 2015 the statements related to the creation resolution of the productive state-owned subsidiary Pemex Exploration and Production and the productive state-owned subsidiary Pemex Cogeneration and Services issued by the Board of Directors of Petróleos Mexicanos were published in the Official Gazette of the Federation and, accordingly, these creation resolutions came into effect on June 1, 2015.

On December 29, 2015 and May 12, 2016, modifications to the creation resolution of the productive state-owned subsidiary Pemex Exploration and Production were published in the Official Gazette of the Federation and became effective that same date, respectively.

On July 31, 2015, the statements related to the creation resolution of the productive state-owned subsidiary Pemex Drilling and Services, the productive state-owned subsidiary Pemex Fertilizers and the productive state-owned subsidiary Pemex Ethylene issued by the Board of Directors of Petróleos Mexicanos were published in the Official Gazette of the Federation and, accordingly, these creation resolutions came into effect on August 1, 2015.

On October 1, 2015, the statement related to the creation resolution of the productive state-owned subsidiary Pemex Logistics issued by the Board of Directors of Petróleos Mexicanos was published in the Official Gazette of the Federation and, accordingly, these creation resolutions came into effect on October 1, 2015.

On October 6, 2015, the statement related to the creation resolution of the productive state-owned subsidiary Pemex Industrial Transformation issued by the Board of Directors of Petróleos Mexicanos was published in the Official Gazette of the Federation and, accordingly, these creation resolutions came into effect on November 1, 2015.

On July 13, 2018, the Board of Directors of Petróleos Mexicanos issued the Declaratoria de Liquidación y Extinción de Pemex Cogeneración y Servicios (Declaration of Liquidation and Extinction of Pemex Cogeneration and Services), which was published in the Official Gazette of the Federation and became effective on July 27, 2018. As of July 27, 2018, all of the assets, liabilities, rights and obligations of Pemex Cogeneration and Services were assumed by, and transferred to, Pemex Industrial Transformation, and Pemex Industrial Transformation became, as a matter of Mexican law, the successor to Pemex Cogeneration and Services. Pemex Cogeneration and Services was in turn dissolved effective as of July 27, 2018.

On June 24, 2019, the Board of Directors of Petróleos Mexicanos approved the merger of Pemex Exploration and Production and Pemex Drilling and Services, as well as the merger of Pemex Industrial Transformation and Pemex Ethylene, both to become effective on July 1, 2019. Pemex Exploration and Production and Pemex Industrial Transformation will remain as merging companies and Pemex Drilling and Services and Pemex Ethylene will become extinct as merged companies. See Note 21. On June 28, 2019, related modifications to the creation resolutions of Pemex Exploration and Production, Pemex Industrial Transformation, Pemex Logistics and Pemex Fertilizers, which will become effective on July 1, were published in the Official Gazette of the Federation 2019.

The Subsidiary Entities, and their primary purposes, are as follows:

•

Pemex Exploration and Production: This entity is in charge of exploration and extraction of crude oil and solid, liquid or gaseous hydrocarbons in Mexico, in the exclusive economic zone of Mexico and abroad.

•	Pemex Industrial Transformation: This entity performs activities related to refining, processing, importing, exporting, trading and the sale of hydrocarbons.

•	Pemex Drilling and Services: This entity performs drilling services and repair and services of wells.

•

Pemex Logistics: This entity provides transportation, storage and related services for crude oil, petroleum products and petrochemicals to PEMEX (as defined below) and other companies, through pipelines and maritime and terrestrial means, and provides guard and management services.

•	Pemex Fertilizers: This entity produces, distributes and commercializes ammonia, fertilizers and its derivatives, as well as provides related services.

•	Pemex Ethylene: This entity commercializes, distributes and trades methane, ethane and propylene, directly or through others.

The principal distinction between the Subsidiary Entities and the Subsidiary Companies (as defined below) is that the Subsidiary Entities are productive state-owned entities, whereas the Subsidiary Companies are affiliate companies that were formed in accordance with the applicable laws of each of the respective jurisdictions in which they were incorporated.

The “Subsidiary Companies” are defined as those companies which are controlled, directly or indirectly, by Petróleos Mexicanos.

“Associates,” as used herein, means those companies in which Petróleos Mexicanos has significant influence but not control or joint control over its financial and operating policies. Petróleos Mexicanos, the Subsidiary Entities and the Subsidiary Companies are referred to collectively herein as “PEMEX” or “The Company”.

PEMEX’s address and its principal place of business is: Av. Marina Nacional No. 329, Col. Verónica Anzures, Alcaldía Miguel Hidalgo, 11300 Ciudad de México, México.

NOTE 2. AUTHORIZATION AND BASIS OF PREPARATION

Authorization

On September 10, 2019, these unaudited condensed consolidated interim financial statements under IFRS and the notes hereto were authorized for issuance by the following officers: Mr. Octavio Romero Oropeza, Chief Executive Officer, Mr. Alberto Velázquez García, Chief Financial Officer, Mr. Carlos Fernando Cortez González, Deputy Director of Budgeting and Accounting, and Mr. Oscar René Orozco Piliado, Associate Managing Director of Accounting.

Basis of accounting

A.	Statement of compliance

PEMEX prepared its unaudited condensed consolidated interim financial statements as of June 30, 2019 and December 31, 2018, and for the three and six-month periods ended June, 2019 and 2018, in accordance with IAS 34, “Interim Financial Reporting” (“IAS 34”) of the International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

These unaudited condensed consolidated interim financial statements do not include all the information and disclosures required for full annual consolidated financial statements and should be read in conjunction with PEMEX’s audited consolidated financial statements for the year ended December 31, 2018. PEMEX estimates that there is no significant impact on its unaudited condensed consolidated interim financial statements due to the seasonality of operations.

These unaudited condensed consolidated interim financial statements follow the same accounting policies and methods of computation as the most recent annual financial statements except for those new standards applicable beginning January 1, 2019.

B.	Basis of measurement

These unaudited condensed consolidated interim financial statements have been prepared using the historical cost basis method, except for the following items, which have been measured using an alternative basis.

Item	Basis of measurement

Derivative Financial Instruments (“DFIs”)	Fair Value
Debt	Amortized Cost
Employee Benefits	Fair Value of plan assets less present value of the obligation
Wells, pipelines, properties, plant and equipment	Some components at value in use

C.	Going concern

The unaudited condensed consolidated interim financial statements have been prepared on a going concern basis, which assumes that PEMEX can meet its payment obligations for the upcoming twelve months from the date of issuance of these unaudited condensed consolidated interim financial statements.

Facts and conditions

During the six-month periods ended June 30, 2019 and 2018, PEMEX recognized a net loss of Ps. 88,509,152 and Ps. 49,860,395, respectively. In addition, PEMEX had a negative equity of Ps. 1,673,008,529 and Ps.1,459,405,432 as of June 30, 2019 and December 31, 2018, respectively, mainly due to continuous net losses and a negative working capital of Ps. 175,449,136 and Ps. 54,666,333, respectively.

PEMEX also has important debt, contracted mainly to finance investments needed to carry out its operations. Due to its heavy fiscal burden resulting from the payment of hydrocarbon extraction duties and other taxes, the cash flow derived from PEMEX’s operations in recent years has not been sufficient to fund its operating and investment costs and other expenses, so that its indebtedness has increased significantly, and its working capital has decreased in part as a result of the drop in oil prices that began at the end of 2014 and the subsequent oil price fluctuation.

Additionally, at the beginning of 2019, some rating agencies downgraded PEMEX’s credit rating, which could have an impact on the cost and terms of PEMEX’s new debt, as well as contract renegotiations during the remainder of 2019.

All these matters show the existence of substantial doubt about PEMEX’s ability to continue as a going concern.

PEMEX has budget autonomy, and is subject to the financial balance, which represents the difference between its income and its total budgeted expenditures, including the financial cost of its debt, which, is proposed by the Secretaría de Hacienda y Crédito Público (Ministry of Finance and Public Credit or “SHCP”) and approved by the Mexican Congress in the Presupuesto de Egresos de la Federación para el Ejercicio Fiscal 2019 (Federal Expenditure Budget for 2019 or “Federal Budget for 2019”).

The Federal Budget for 2019 estimates that PEMEX’s budgeted expenditures of Ps. 589,736,649 will exceed budgeted revenues of Ps. 524,291,649 by Ps. 65,445,000. The Federal Budget for 2019 also authorized PEMEX a net additional indebtedness up to Ps. 112,800,000 to cover its negative financial balance, which is considered as public debt by the Mexican Government.

On July 15, 2019, the Board of Directors of Petróleos Mexicanos approved PEMEX’s business plan for 2019 through 2023 (the “2019-2023 Business Plan”). The 2019-2023 Business Plan describes goals such as modernizing the company, making it more competitive and guaranteeing its financial viability in the short medium and long-term.

The 2019-2023 Business Plan describes measures intended to address the main structural problems of the company: its high tax burden, its debt and low investment. The 2019-2023 Business Plan emphasizes, among others, the following actions:

•

PEMEX intends to continue its strategy of financial discipline and reduction of costs and expenses of the company, seeking the efficient operation of its plants and strengthening its product sales and commercial policy.

•

PEMEX plans to gradually increase crude oil production. Such increase in production is intended to support PEMEX’s goal of generating positive net returns. PEMEX expects to achieve a balanced budget in 2021.

•

The Mexican Government has announced that it plans to support PEMEX through a reduction of its fiscal burden and by approving investment in new projects designed to allow an increase in crude oil production.

•	The 2019-2023 Business Plan envisions a gradual recovery of the company’s crude oil processing output based on increased investment allocated to the rehabilitation of the National Refining System.

•

The 2019-2023 Business Plan also contemplates that public investment would be complemented by private investment, through long-term service contracts for oil production (contratos de servicios de largo plazo para la producción del petróleo, or CSIEEs).

As of June 30, 2019, PEMEX has stabilized its crude oil production at approximately 1,661 barrels per day and increased the volume of crude oil processed in the National Refining System as compared to December 31, 2018.

PEMEX’s business strategy is focused on the financial strengthening of the company through internal measures such as cost control, austerity policies, debt reduction, crude oil coverage, such as hedges, and combating fuel theft; as well as external measures, through the Programa de Fortalecimiento de Petróleos Mexicanos (Strengthening Program for Petroleos Mexicanos or the “Strengthening Program”) through which the Mexican Government is expected to continue to support PEMEX through capitalizations, a stable price policy, fiscal support and support in the fight against fuel theft (see Note 19).

Petróleos Mexicanos and its Subsidiary Entities are not subject to the Ley de Concursos Mercantiles (the Bankruptcy Law) and none of PEMEX’s existing financing agreements include any clause that could lead to the demand for immediate payment of debt due to having negative equity or as a result of non-compliance with financial ratios.

PEMEX prepared its unaudited condensed consolidated interim financial statements as of June 30, 2019 and December 31, 2018 on a going concern basis. There are certain conditions that have generated important uncertainty and significant doubts concerning the entity’s ability to continue operating, including recurring net losses, negative working capital and negative equity. These financial statements do not contain any adjustments that would be required if they were not prepared on a going concern basis.

D.     Functional and reporting currency

These consolidated financial statements are presented in Mexican pesos, which is both PEMEX’s functional currency and reporting currency, due to the following:

i.	The economic environment in which PEMEX operates is Mexico, where the legal currency is the Mexican peso;

ii.

Petróleos Mexicanos and its Subsidiary Entities have budgetary autonomy, subject only to maintaining the financial balance (the difference between income and total net spending, including the financial cost of the public debt of the Mexican Government and the entities directly controlled by the Mexican Government) and the spending cap of personnel services proposed by SHCP and approved by the Mexican Congress, in Mexican pesos.

ii.

Employee benefits provision was approximately 34% and 31% of PEMEX’s total liabilities as of June 30, 2019 and December 31, 2018, respectively. This provision is computed, denominated and payable in Mexican pesos; and

iv.	Cash flows for payment of general expenses, taxes and duties are realized in Mexican pesos.

Although the sales prices of several products are based on international U.S. dollar-indices, final domestic selling prices are governed by the economic and financial policies established by the Mexican Government. Accordingly, cash flows from domestic sales are generated and received in Mexican pesos.

Mexico’s monetary policy regulator, the Banco de México, requires that Mexican Government entities other than financial entities sell their foreign currency to the Banco de México in accordance with its terms, receiving Mexican pesos in exchange, which is the currency of legal tender in Mexico.

Translation of unaudited condensed consolidated interim financial statements of foreign operations

The financial statements of foreign subsidiaries and associates are translated into the reporting currency by first identifying if the functional currency is different from the currency for recording the foreign operations, and, if so, the recording currency is translated into the functional currency and then into the reporting currency using the year-end exchange rate of each period for assets and liabilities reported in the consolidated statements of financial position; the historical exchange rate at the date of the transaction for equity items; and the weighted average exchange rate of the year for income and expenses reported in the consolidated statement of comprehensive income.

Terms definition

References in these unaudited condensed consolidated interim financial statements and the related notes to “pesos” or “Ps.” refers to Mexican pesos, “U.S. dollars” or “US$” refers to dollars of the United States of America, “yen” or “¥” refers to Japanese yen, “euro” or “€” refers to the legal currency of the European Economic and Monetary Union, “Pounds sterling” or “£” refers to the legal currency of the United Kingdom and “Swiss francs” or “CHF” refers to the legal currency of the Swiss Confederation. Figures in all currencies are presented in thousands of the relevant currency unit, except exchange rates and product and share prices.

NOTE 3. USE OF JUDGMENTS AND ESTIMATES

The preparation of these unaudited condensed consolidated interim financial statements in accordance with IFRS requires the use of estimates and assumptions made by PEMEX’s management that affect the recorded amounts of assets and liabilities and the disclosures of contingent assets and liabilities as of the date of these consolidated financial statements, as well as the recorded amounts of income, costs and expenses during the period. Actual results may differ from these estimates.

Significant estimates and underlying assumptions are reviewed, and the effects of such revisions are recognized in the periods in which any estimates are revised and in any future periods affected by such revision.

The significant judgements made by management in applying the accounting policies and the key sources of estimation uncertainty were the same as those described in the Consolidated annual financial statements as of an for the year ended December 31, 2018.

Measurement of fair values

Some of PEMEX’s accounting policies and disclosures require the measurement of the fair values of financial assets and liabilities, as well as non-financial assets and liabilities.

PEMEX has an established control framework with respect to the measurement of fair values. This includes a valuation team that has overall responsibility for overseeing all significant fair value measurements, including Level 3 fair values.

The valuation team regularly reviews significant unobservable inputs and valuation adjustments. If third party information, such as broker quotes or pricing services, is used to measure fair values, then the valuation team assesses the evidence obtained from the third parties to support the conclusion that these valuations meet the requirements of IFRS, including the level in the fair value hierarchy in which the valuations should be classified.

Significant estimates are reported to PEMEX audit committee.

When measuring the fair value of an asset or a liability, PEMEX uses market observable data as far as possible. Fair values are categorized into different levels in a fair value hierarchy based on the inputs used in the valuation techniques as follows.

•	Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities.

•	Level 2: inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices).

•	Level 3: inputs for the asset or liability that are not based on observable market data (unobservable inputs).

If the inputs used to measure the fair value of an asset or a liability might be categorized in different levels of the fair value hierarchy, then the fair value measurement is categorized in its entirety in the same level of the fair value hierarchy as the lowest level input that is significant to the entire measurement.

PEMEX recognizes transfers between levels of the fair value hierarchy at the end of the reporting period during which the change has occurred.

NOTE 4. CHANGES IN SIGNIFICANT ACCOUNTING POLICIES

The accounting policies applied in the preparation of these unaudited condensed consolidated interim financial statements are consistent with those applied in the preparation of PEMEX’s annual consolidated financial statements as at and for the year ended December 31, 2018, except for the adoption of new standards effective as of January 1, 2019. PEMEX has not early-adopted any standard, interpretation or amendment that has been issued but is not yet effective.

The following new standards are effective for periods beginning in 2019.

a)	IFRS 16, “Leases” (“IFRS 16”)

In January 2016, the IASB published IFRS 16 “Leases” (“IFRS 16”), which replaces IAS 17, “Leases and Guide interpretations” and related interpretations, including IFRIC 4 “Determining whether an Arrangement contains a Lease” (“IFRIC 4”).

From January 1, 2019, PEMEX applies, for the first time, IFRS 16. As required by IAS 34, the nature and effect of these changes are disclosed below. Several other amendments and interpretations apply for the first time in 2019, but do not have a material impact on the unaudited condensed consolidated interim financial statements of PEMEX.

IFRS 16 introduces a single, on balance sheet accounting model for lessees. A lessee recognizes a right-of-use asset representing its right to use the underlying asset and a lease liability representing its obligation to make lease payments. There are recognition exemptions for short-term leases and leases of low-value assets. Lessor accounting remains similar to previous accounting policies.

PEMEX applied IFRS 16 initially on January 1, 2019 using the modified retrospective approach. There was no impact against retained earnings because as of January 1, 2019 the rights of use and the lease liability were for the same amount (in addition to a reclassification of the previously recognized finance leases). Accordingly, the comparative information presented for 2018 has not been restated and it is presented, as previously reported, under IAS 17 and related interpretations. The details of the changes in accounting policies are disclosed below.

i.	Definition of a lease

Previously, PEMEX determined at contract inception whether an arrangement was or contained a lease under IFRIC 4. PEMEX now assesses whether a contract is or contains a lease based on the new definition of a lease under IFRS 16. Under IFRS 16, a contract is, or contains, a lease if the contract conveys a right to control the use of an identified asset for a period of time in exchange for consideration.

On transition to IFRS 16, PEMEX elected to apply the practical expedient to adopt the definition of lease at the time of transition. This means it applied IFRS 16 to all contracts entered into before January 1, 2019 and identified as leases in accordance with IAS 17 and IFRIC 4. The definition of a lease under IFRS 16 has been applied only to contracts entered into or modified on or after January 1, 2019.

At inception or on reassessment of a contract that contains a lease component, PEMEX allocates the consideration in the contract to each lease and non-lease component on the basis of their relative stand-alone prices. For leases in which it is a lessee, PEMEX has elected not to separate lease and non-lease components for leases where the non-lease component is not significant.

ii.	Leases in which PEMEX is a lessee

PEMEX recognizes assets and liabilities for its operating leases, which primarily consist of transportation and railway equipment, docks, hydrogen supply plants, electric power and steam gas storage facilities.

As a lessee, PEMEX previously classified leases as operating or finance leases based on its assessment of whether the lease transferred substantially all of the risks and rewards of ownership. Under IFRS 16, PEMEX recognizes right-of-use assets and lease liabilities for most leases, and these leases are on-balance sheet.

PEMEX has elected not to recognize right-of-use and lease liabilities for some leases of low value assets. PEMEX recognizes the lease payments associated with these leases as an expense on a straight-line basis over the lease term.

Significant accounting policy

PEMEX recognizes a right-of-use asset and a lease liability at the lease commencement date. The right-of-use asset is initially measured at cost, and subsequently at cost less any accumulated depreciation and impairment losses and adjusted for certain remeasurements of the lease liability.

The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, PEMEX’s incremental borrowing rate. PEMEX uses its incremental borrowing rate as the discount rate.

The lease liability is subsequently measured as increased by the interest cost on the lease liability and decreased by lease payments made. It is remeasured when there is a change in future lease payments arising from a change in an index or rate, a change in the estimate of the amount expected to be payable under a residual value guarantee or, as appropriate, changes in the assessment of whether a purchase or extension option or reasonably certain to be exercised or a termination option is reasonably certain not to be exercised.

PEMEX has applied judgement to determine the lease term for some lease contracts in which it is a lessee that include renewal options. The assessment of whether PEMEX is reasonably certain to exercise such options impacts the lease term, which significantly affects the amount of lease liabilities and right-of-use assets recognized.

Transition

Previously, PEMEX classified a number of leases as operating leases under IAS 17. These leases include transportation and railway equipment, docks, hydrogen supply plants, electric power and steam gas storage facilities. The leases typically run for a period of up to 20 years. Some leases include an option to renew the lease for an additional 5 years or without defined plan after the end of the non-cancellable period.

At transition, for leases classified as operating leases under IAS 17, lease liabilities were measured at the present value of the remaining lease payments, discounted at PEMEX’s incremental borrowing rate as at January 1, 2019. Right-of-use assets are measured at an amount equal to the lease liability, adjusted by the amount of any prepaid or accrued lease payments. PEMEX applied this approach to all operating leases.

PEMEX used the following practical expedients when applying IFRS 16 to leases previously classified as operating leases under IAS 17:

•	Applied the exemption not to recognize right-of-use assets and liabilities for leases with less than 12 months of lease term.

•	Excluded initial direct costs from measuring the right-of-use asset at the date of initial application.

•	Used hindsight when determining the lease term if the contract contains options to extend or terminate the lease.

PEMEX leases certain production equipment that were classified as finance leases under IAS 17. For these leases, the carrying amount of the right-of use asset and the lease liability at January 1, 2019 were determined at the carrying amount of the lease asset and lease liability under IAS 17 immediately before that date.

iii.	Impacts on financial statements

Impact in the transition

On transition to IFRS 16 (effective as of January 1, 2019), PEMEX’s recognized additional right-of-use assets and additional lease liabilities. The impact on transition is summarized below.

Total
Right of use assets	Ps. 88,540,943
Lease liability	Ps. 100,767,264

When measuring lease liabilities for leases that were classified as operating leases, PEMEX discounted lease payments using its incremental borrowing rate at January 1, 2019. The weighted-average rate applied was 8.2%.

2019
Operating lease commitment at December 31, 2018	62,723,909
2018 leases subsequently identified	28,788,945

Operating lease commitment	91,512,854
Discounted using the incremental borrowing rate at January 1, 2019	64,604,325
—Finance lease liabilities recognized as at December 31, 2018	36,956,930
—Recognition exemption for:
—Leases of low-value assets	(793,991)
—Extension and termination options reasonably certain to be exercised	—

Lease liabilities recognized at January 1, 2019	Ps.100,767,264

—New leases	4,163,816
—Payments of principal and interests from leases	(7,037,416)
—Accrued interest	4,281,068
—Foreign exchange	(2,803,936)

Lease liabilities at June 30, 2019	Ps. 99,370,782

Impacts for the period

As a result of initial adoption of IFRS 16, PEMEX recognized Ps. 88,859,498 of right-of-use assets and Ps. 99,370,796 of lease liabilities as at June 30, 2019.

In addition, in relation to those leases under IFRS 16, PEMEX recognized depreciation and interest costs, rather than operating lease expense. During the six- months ended June 30, 2019, PEMEX recognized Ps. 3,849,213 of depreciation charges and Ps. 4,321,077 of interest costs from these leases.

b)	IFRIC 23 – Uncertainty over Income Tax Treatments

In June 2017, the IASB published a new accounting interpretation to be applied to the determination of taxable profit (tax loss), tax bases, unused tax losses, unused tax credits and tax rates, when there is uncertainty over income tax treatments under IAS 12.

In order to make these tax assessments, an entity must consider whether it is probable that the relevant taxing authority will accept each tax treatment, or group of tax treatments, that the entity has used or plans to use in its next income tax filing:

•

If the entity concludes that it is probable that a particular tax treatment will be accepted by the relevant taxing authority, that entity must determine taxable profit (tax loss), tax bases, unused tax losses, unused tax credits or tax rates consistently with the tax treatment included in its income tax filings.

•

If the entity concludes that it is not probable that a particular tax treatment is accepted by the relevant taxing authority, the entity must use the most likely amount or the expected value of the tax treatment when determining taxable profit (tax loss), tax bases, unused tax losses, unused tax credits and tax rates. That calculation should be based on which method provides better predictions of the resolution of the uncertainty.

IFRIC 23 is effective for annual reporting periods beginning on or after January 1, 2019. Earlier application was permitted.

The adoption of this interpretation did not have any impact on these unaudited condensed consolidated interim financial statements because all tax positions are discussed and agreed with the SHCP prior to releasing PEMEX’s quarterly or annual financial statements.

NOTE 5. SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

As of June 30, 2019, the Subsidiary Entities consolidated in these financial statements include Pemex Exploration and Production, Pemex Industrial Transformation, Pemex Drilling and Services, Pemex Logistics, Pemex Fertilizers and Pemex Ethylene. Until July 27, 2018, former Subsidiary Entity Pemex Cogeneration and Services was also consolidated in these financial statements. (See Note 1).

As of June 30, 2019, the consolidated Subsidiary Companies are as follows:

•	PEP Marine, DAC. (PEP DAC) (i)(v)

•	P.M.I. Services, B.V. (PMI SHO) (i)

•	P.M.I. Holdings, B.V. (PMI HBV) (i)

•	P.M.I. Trading DAC (PMI DAC) (i)(vi)

•	P.M.I. Holdings Petróleos España, S. L. (HPE) (i)

•	P.M.I. Services North America, Inc. (PMI SUS) (i)

•	P.M.I. Norteamérica, S. A. de C. V. (PMI NASA) (i)

•	P.M.I. Comercio Internacional, S. A. de C. V. (PMI CIM) (i)(ii)

•	P.M.I. Campos Maduros SANMA, S. de R. L. de C. V. (SANMA)

•	Pro-Agroindustria, S. A. de C. V. (AGRO)

•	P.M.I. Azufre Industrial, S. A. de C. V. (PMI AZIND) (iii)

•	PTI Infraestructura de Desarrollo, S. A. de C. V. (PTI ID) (vii)

•	P.M.I. Cinturón Transoceánico Gas Natural, S. A. de C. V. (PMI CT) (i)

•	P.M.I. Transoceánico Gas LP, S. A. de C. V. (PMI TG) (i)

•	P.M.I. Servicios Portuarios Transoceánicos, S. A. de C. V. (PMI SP) (i)

•	P.M.I. Midstream del Centro, S. A. de C. V. (PMI MC) (i)

•	PEMEX Procurement International, Inc. (PPI)

•	Hijos de J. Barreras, S. A. (HJ BARRERAS) (ii)

•	PEMEX Finance, Ltd. (FIN) (iv)

•	Mex Gas Internacional, S. L. (MGAS)

•	Pemex Desarrollo e Inversión Inmobiliaria, S. A. de C. V. (PDII)

•	Kot Insurance Company, AG. (KOT)

•	PPQ Cadena Productiva, S.L. (PPQCP)

•	III Servicios, S. A. de C. V. (III Servicios)

•	PM.I. Ducto de Juárez, S. de R.L. de C.V. (PMI DJ) (i)

•	PMX Fertilizantes Holding, S.A de C.V. (PMX FH)

•	PMX Fertilizantes Pacífico, S.A. de C.V. (PMX FP)

•	Grupo Fertinal (GP FER)

•	Compañía Mexicana de Exploraciones, S.A. de C.V. (COMESA)(ii)

•	P.M.I. Trading Mexico, S.A. de C.V. (TRDMX)

•	Holdings Holanda Services, B.V. (HHS)

i.	Member Company of the “PMI Subsidiaries”.

ii.	Non-controlling interest company.

iii.	As of August 2018, this company was consolidated by MGAS.

iv.	On December 17, 2018 PEMEX acquired the total shares in this company and as of December 31, 2018 this company is no longer part of the non-controlling interest.

v.	Formerly P.M.I. Marine DAC until August 2018.

vi.	Formerly P.M.I. Trading Ltd. until August 2018.

vii.	Formerly PMI Infraestructura de Desarrollo, S.A. de C.V. until December 2018. On May 30, 2019 these shares were transferred to Pemex Industrial Transformation.

NOTE 6. Segment financial information

PEMEX’s primary business is the exploration and production of crude oil and natural gas, as well as the production, processing, marketing and distribution of petroleum and petrochemical products. As of June 30, 2019, and December 31, 2018, PEMEX’s operations were conducted through nine business segments: Exploration and Production, Industrial Transformation, Cogeneration and Services (liquidated company as of July 27, 2018, see Note 1), Drilling and Services (merged into Pemex Exploration and Production as of July 1, 2019, see Note 1), Logistics, Ethylene (merged into Pemex Industrial Transformation as of July 1, 2019, see Note 1), Fertilizers, the Trading Companies and Corporate and Other Operating Subsidiary Companies. Due to PEMEX’s structure, there are significant amounts of inter-segment sales among the reporting segments, which are made at internal transfer prices established by PEMEX that are intended to reflect international market prices.

The primary sources of revenue for PEMEX’s business segments are as described below:

•

The exploration and production segment earns revenues from domestic sales of crude oil and natural gas, and from exporting crude oil through certain of the Trading Companies. Export sales are made through PMI CIM to approximately 30 major customers in various foreign markets. Approximately half of PEMEX’s crude oil is sold to Pemex Industrial Transformation.

•

The industrial transformation segment earns revenues from sales of refined petroleum products and derivatives, mainly to third parties within the domestic market. This segment also sells a significant portion of the fuel oil it produces to the Comisión Federal de Electricidad (Federal Eletricity Commission, or “CFE”) and a significant portion of jet fuel produced to the Aeropuertos y Servicios Auxiliares (Airports and Auxiliary Services Agency). The refining segment’s most important products are different types of gasoline and diesel.

The industrial transformation segment also earns revenues from domestic sources generated by sales of natural gas, liquefied petroleum gas, naphtha, butane and ethane and certain other petrochemicals such as methane derivatives, ethane derivatives, aromatics and derivatives.

•

The cogeneration segment received income from the cogeneration, supply and sale of electricity and thermal energy and also provided technical and management activities associated with these services. During 2018 this company did not generate income. This entity was liquidated on July 27, 2018 (see Note 1).

•	The drilling segment receives income from drilling services, and servicing and repairing wells. This entity was merged into Pemex Exploration and Production on July 1, 2019 (see Note 1).

•

The logistics segment earns income from transportation and storage of crude oil, petroleum products and petrochemicals, as well as related services, which it provides by employing pipelines and offshore and onshore resources, and from providing services related to the maintenance, handling, guarding and management of these products.

•

The ethylene segment earns revenues from the distribution and trade of methane, ethane and propylene in the domestic market. This entity was merged into Pemex Industrial Transformation on July 1, 2019 (see Note 1).

•	The fertilizers segment earns revenues from trading ammonia, fertilizers and its derivatives, mostly in the domestic market.

•

The trading companies segment, which consist of PMI CIM, PMI NASA, PMI DAC and MGAS (the “Trading Companies”), earn revenues from trading crude oil, natural gas and petroleum and petrochemical products in international markets.

•

The segment related to corporate and other operating Subsidiary Companies provides administrative, financing, consulting and logistical services, as well as economic, tax and legal advice and re-insurance services to PEMEX’s entities and companies.

The following tables present the condensed financial information of these segments, after elimination of unrealized intersegment gain (loss), and include only select line items. As a result, the line items presented below may not total. These reporting segments are those which PEMEX’s management evaluates in its analysis of PEMEX and on which it bases its decision-making.

As of/for the six-month period ended June 30, 2019	Exploration And Production		Industrial Transformation		Drilling and Services		Logistics		Fertilizers		Ethylene		Trading companies		Corporate and other Operating Subsidiary Companies		Intersegment eliminations		Total
Sales:
Trade	Ps.	214,860,711	Ps.	407,561,704	Ps.	—	Ps.	—	Ps.	1,053,271	Ps.	5,254,234	Ps.	94,007,123	Ps.	5,263,498	Ps.	—	Ps.	728,000,541
Intersegment		166,241,281		68,180,716		2,758,454		43,660,666		292,112		722,992		252,311,975		47,721,889		(581,890,085)		—
Services income		375,672		508,418		20,755		2,370,633		690		3,690		28,106		1,591,316		—		4,899,280
Impairment (reversal) of wells, pipelines, properties, plants and equipment		50,867,433		(1,506,747)		—		(39,762,645)		—		—		—		—		—		9,598,041
Cost of sales		209,909,177		492,312,212		(1,918,085)		14,276,285		1,937,870		7,977,771		338,240,136		25,867,528		(549,872,166)		538,730,728

Gross income (loss)		120,701,054		(14,554,627)		4,697,294		71,517,659		(591,797)		(1,996,855)		8,107,068		28,709,175		(32,017,919)		184,571,052
Other income, net		721,267		1,519,350		(14,835)		(2,106,183)		5,501		77,625		781,979		2,335,688		2,533,314		5,853,706
Distribution, transportation and sales expenses		125,858		12,286,678				24,654		177,428		126,064		634,632		41,833		(2,373,807)		11,043,340
Administration expenses		28,356,378		25,324,176		282,524		3,732,200		288,990		585,069		930,345		33,891,353		(27,496,965)		65,894,070

Operating income (loss)		92,940,085		(50,646,131)		4,399,935		65,654,622		(1,052,714)		(2,630,363)		7,324,070		(2,888,323)		386,167		113,487,348
Financing cost		(61,831,792)		(2,994,636)		(386,894)		(277,517)		(361,244)		(185,433)		(486,460)		(93,245,244)		98,471,746		(61,297,474)
Financing income		36,589,463		1,186,966		248,966		137,788		1,655		14,090		433,616		67,324,160		(98,857,912)		7,078,792
Derivative financial instruments (cost) income, net		(427,166)		(7,061)		—		—		—		—		(1,456,548)		(3,089,630)		—		(4,980,405)
Foreign exchange (loss) income, net		47,969,698		1,819,036		95,658		135,322		60,910		(35,843)		(213,525)		2,995,692		—		52,826,948
Profit (loss) sharing in joint ventures and associates		41,331		—		—		(102)		—		—		(108,214)		(53,342,055)		53,393,895		(15,145)
Tax, duties and other		194,281,715		—		1,498,122		(5,494,811)		—		(1,446,202)		2,899,303		3,871,089		—		195,609,216

Net (loss) income		(79,000,096)		(50,641,826)		2,859,543		71,144,924		(1,351,393)		(1,391,347)		2,593,636		(86,116,489)		53,393,896		(88,509,152)

Total current assets		967,734,659		222,703,602		15,846,334		22,879,138		2,127,621		6,799,708		132,255,235		668,148,692		(1,712,968,910)		325,526,079
Total non-current assets		935,557,210		331,434,730		14,291,528		148,963,481		5,138,450		19,053,127		29,749,054		1,316,919,655		(1,105,366,931)		1,695,740,304
Total current liabilities		303,323,840		173,800,102		3,442,918		16,907,758		10,705,427		7,618,928		90,725,027		1,605,559,155		(1,711,107,940)		500,975,215
Total non-current liabilities		2,180,626,808		668,180,754		10,810,759		9,514,181		767,250		399,829		4,080,484		2,026,194,414		(1,707,274,782)		3,193,299,697
Equity (deficit), net		(580,658,779)		(287,842,524)		15,884,185		145,420,680		(4,206,606)		17,834,078		67,198,778		(1,646,685,222)		600,046,881		(1,673,008,529)
Depreciation and amortization		57,566,428		10,292,439		369,636		1,776,954		(130,660)		677,699		435,046		1,654,283		—		72,641,825
Net periodic cost of employee benefits excluding items recognized in other comprehensive income I		17,715,563		27,653,924		13,642		142,656		9,563		9,801		—		13,698,544		—		59,243,693

As of/for the three-month period ended June 30, 2019	Exploration And Production		Industrial Transformation		Drilling and Services		Logistics		Fertilizers		Ethylene		Trading companies		Corporate and other Operating Subsidiary Companies		Intersegment eliminations		Total
Sales:
Trade	Ps.	107,045,519	Ps.	213,087,765	Ps.	—	Ps.	—	Ps.	142,843	Ps.	2,700,700	Ps.	47,965,230	Ps.	2,880,430	Ps.	—	Ps.	373,822,487
Intersegment		86,769,355		35,877,615		988,780		22,014,120		176,909		350,628		135,503,344		23,837,512		(305,518,263)		—
Services income		351,370		364,241		458		1,231,465		93		2,382		15,318		860,509		—		2,825,836
Impairment (reversal) of wells, pipelines, properties, plants and equipment		33,997,125		1,025,658		—		(30,579,688)		—		—		—		—		—		4,443,095
Cost of sales		114,822,750		252,398,009		(1,704,256)		6,110,536		664,543		3,865,594		181,750,667		13,557,285		(289,389,129)		282,075,999

Gross income (loss)		45,346,369		(4,094,046)		2,693,494		47,714,737		(344,698)		(811,884)		1,733,225		14,021,166		(16,129,134)		90,129,229
Other income, net		(1,572,257)		1,958,251		(9,515)		(1,524,137)		5,716		48,242		354,887		1,178,575		1,368,717		1,808,479
Distribution, transportation and sales expenses		69,224		6,510,960		—		15,453		84,125		62,997		298,504		19,871		(1,520,260)		5,540,874
Administration expenses		14,148,822		13,045,136		112,487		1,698,837		138,311		232,554		355,234		17,343,439		(13,464,338)		33,610,482

Operating income (loss)		29,556,066		(21,691,891)		2,571,492		44,476,310		(561,418)		(1,059,193)		1,434,374		(2,163,569)		224,181		52,786,352
Financing cost		(30,959,875)		(2,162,469)		(193,731)		(163,002)		(198,311)		(104,727)		(249,923)		(46,628,477)		49,218,017		(31,442,498)
Financing income		18,224,325		695,508		128,280		88,716		851		6,661		227,995		33,247,323		(49,442,163)		3,177,496
Derivative financial instruments (cost) income, net		6,852,659		(48)		—		—		—		—		(382,741)		(3,228,241)		(35)		3,241,594
Foreign exchange (loss) income, net		16,833,624		3,813,804		22,910		82,994		32,602		3,256		(166,385)		1,792,565		—		22,415,370
Profit (loss) sharing in joint ventures and associates		41,331		—		—		(70)		—		—		128,108		(29,859,067)		29,886,182		196,484
Tax, duties and other		103,904,901		—		1,514,494		(7,758,534)		—		—		915,599		4,588,235		—		103,164,695

Net (loss) income		(63,356,771)		(19,345,096)		1,014,457		52,243,482		(726,276)		(1,154,003)		75,829		(51,427,701)		29,886,182		(52,789,897)

Depreciation and amortization		28,929,278		2,981,151		16,032		791,649		(64,701)		303,509		(175,177)		569,504		—		33,351,245
Net periodic cost of employee benefits		9,365,904		14,579,394		7,614		82,381		5,681		5,860		—		7,160,134		(50,162)		31,156,806

As of/for the six-month period ended June 30, 2018	Exploration And Production		Industrial Transformation		Cogeneration and Services (1)	Drilling and Services	Logistics	Fertilizers		Ethylene		Trading companies		Corporate and other Operating Subsidiary Companies		Intersegment eliminations	Total
Sales:
Trade	Ps.	235,689,465	Ps.	481,690,782	—	—	—	Ps.	1,773,974	Ps.	6,563,445	Ps.	101,552,868	Ps.	2,012,018	—	Ps.	829,282,552
Intersegment		213,902,695		85,736,578	—	2,212,873	32,019,150		1,046,387		704,832		323,999,851		48,776,165	(708,398,531)		—
Services income		—		362,963	—	25,156	2,489,437		1,948		5,578		35,821		1,366,587	—		4,287,490
(Reversal) impairment of wells, pipelines, properties, plants and equipment		(36,711,403)		(7,803,065)	—	—	—		2,154,016		—		—		—	—		(42,360,452)
Cost of sales		210,101,903		563,862,842	—	1,060,852	20,167,802		3,411,785		7,353,302		417,171,921		24,906,788	(667,061,674)		580,975,521

Gross income (loss)		276,201,660		11,730,546	—	1,177,177	14,340,785		(2,743,492)		(79,447)		8,416,619		27,247,982	(41,336,857)		294,954,973
Other income, net		4,101,924		3,348,024	1,788	(1,932,918)	(14,265,893)		25,831		67,732		447,308		1,520,400	14,409,859		7,724,055
Distribution, transportation and sales expenses		124,828		12,392,562	—	63	15,382		179,403		82,391		232,858		37,459	(1,990,895)		11,074,051
Administration expenses		27,360,806		21,236,183	—	352,138	4,550,764		242,689		626,410		916,991		34,198,389	(25,158,088)		64,326,282

Operating income (loss)		252,817,950		(18,550,175)	1,788	(1,107,942)	(4,491,254)		(3,139,753)		(720,516)		7,714,078		(5,467,466)	221,985		227,278,695
Financing cost		(59,110,719)		(973,317)	—	(381,390)	(144,266)		(189,543)		(25,559)		(732,894)		(103,576,300)	108,161,171		(56,972,817)
Financing income		42,975,869		4,867,481	1	142,575	612,787		2,818		11,729		370,485		70,368,989	(108,383,165)		10,969,569
Derivative financial instruments income (cost), net		(9,682,793)		(20,907)	—	—	—		—		—		(1,661,925)		2,072,712	7		(9,292,906)
Foreign exchange income (loss), net		8,727,059		(1,599,203)	—	(34,203)	(98,860)		(10,478)		(10,478)		265,227		(4,733,747)	—		2,505,317
Profit (loss) sharing in joint ventures and associates		60,095		—	—	—	(553)		—		—		432,093		(5,268,147)	5,624,648		848,136
Tax, duties and other		226,543,089		—	—	(411,178)	(6,126,518)		—		—		3,865,394		1,325,602	—		225,196,389

Net Income (loss)		9,244,372		(16,276,121)	1,789	(969,782)	2,004,372		(3,336,956)		(744,824)		2,521,670		(47,929,561)	5,624,646		(49,860,395)

Total current assets		1,092,665,803		228,874,626	—	8,774,048	31,284,758		1,963,988		4,276,184		148,590,483		536,016,408	(1,689,878,696)		362,567,602
Total non-current assets		1,017,086,700		290,516,877	—	18,345,542	147,926,918		3,711,249		18,641,665		29,257,312		1,623,232,000	(1,378,578,275)		1,770,139,988
Total current liabilities		292,778,523		126,822,276	—	2,924,666	29,530,499		6,531,365		2,703,176		100,825,821		1,491,499,353	(1,682,597,623)		371,018,056
Total non-current liabilities		2,320,582,983		628,741,519	—	12,662,944	11,153,922		109,628		142,830		4,708,826		2,184,059,366	(1,853,637,218)		3,308,524,800
Equity (deficit), net		(503,609,003)		(236,172,292)	—	11,531,980	138,527,255		(965,756)		20,071,843		72,313,148		(1,516,310,311)	467,777,870		(1,546,835,266)
Depreciation and amortization		59,022,608		9,303,331	—	1,150,621	2,533,607		(47,399)		691,806		31,225		1,047,916	—		73,733,715
Net periodic cost of employee benefits		17,203,359		27,159,469	—	16,500	109,640		7,245		6,320		16,764		13,523,709	—		58,043,006

As of/for the three-month period ended June 30, 2018	Exploration And Production		Industrial Transformation		Cogeneration and Services (1)	Drilling and Services	Logistics	Fertilizers		Ethylene		Trading companies		Corporate and other Operating Subsidiary Companies		Intersegment eliminations	Total
Sales:
Trade	Ps.	124,545,500	Ps.	248,780,119	—	—	—	Ps.	547,219	Ps.	3,540,187	Ps.	56,544,070	Ps.	(36,309)	—	Ps.	433,920,786
Intersegment		116,533,145		47,205,103	—	912,297	18,918,084		602,194		434,674		177,300,060		27,308,742	(389,214,299)		—
Services income		—		362,963	—	17,282	1,066,344		(147)		1,906		(152,572)		957,917	—		2,253,693
(Reversal) impairment of wells, pipelines, properties, plants and equipment		(24,054,435)		(1,421,654)	—	—	—		2,154,016		—		—		—	—		(23,322,073)
Cost of sales		115,226,674		293,586,252	—	302,196	11,285,298		1,354,279		4,016,579		226,254,511		13,913,835	(361,735,985)		304,203,639

Gross income (loss)		149,906,406		4,183,587	—	627,383	8,699,130		(2,359,029)		(39,812)		7,437,047		14,316,515	(27,478,314)		155,292,913
Other income, net		(237,329)		4,239,392	1,788	(1,824,750)	(7,286,878)		25,989		45,001		289,014		819,118	7,407,496		3,478,810
Distribution, transportation and sales expenses		124,828		7,390,552	—	63	5,404		80,719		26,592		112,038		18,649	(2,207,877)		5,550,968
Administration expenses		13,236,931		11,827,902	—	163,822	2,829,545		160,967		396,344		448,659		17,855,222	(13,566,420)		33,352,972

Operating income (loss)		136,307,318		(10,795,475)	1,788	(1,361,252)	(1,422,697)		(2,574,726)		(417,747)		7,165,364		(2,738,238)	(4,296,521)		119,867,814
Financing cost		(31,271,739)		(482,131)	—	(192,387)	(27,801)		(98,667)		(16,005)		(417,921)		(52,325,407)	55,027,940		(29,804,118)
Financing income		21,053,925		2,195,396	1	77,729	221,147		1,180		6,137		188,481		33,252,905	(55,147,391)		1,849,510
Derivative financial instruments income (cost), net		(21,237,446)		(32,490)	—	—	—		—		—		(1,636,194)		1,939,493	7		(20,966,630)
Foreign exchange income (loss), net		(100,912,926)		(6,328,436)	—	(450,197)	(246,555)		(64,189)		(6,188)		437,819		(10,777,349)	—		(118,348,021)
Profit (loss) sharing in joint ventures and associates		60,095		—	—	—	(203)		—		—		195,647		(131,863,453)	132,170,863		562,949
Tax, duties and other		118,473,751		—	—	(434,958)	(4,986,981)		—		—		1,981,509		1,300,689	—		116,334,010

Net Income (loss)		(114,474,524)		(15,443,136)	1,789	(1,491,149)	3,510,872		(2,736,402)		(433,803)		3,951,687		(163,812,738)	127,754,898		(163,172,506)

Depreciation and amortization		31,878,308		4,628,954	—	589,061	1,301,701		(23,704)		343,410		15,598		529,336	—		39,262,664
Net periodic cost of employee benefits		8,601,680		13,579,735	—	8,250	54,821		3,623		3,161		8,382		6,761,664	—		29,021,316

(1)	This company was liquidated on July 27, 2018. Except for certain expenses incurred in the liquidation, all operations were transferred to Pemex Industrial Transformation. (See Note 1).

As of December 31, 2018	Exploration and Production		Industrial Transformation		Drilling and Services		Logistics		Fertilizers		Ethylene		Trading Companies		Corporate and Other Operating Subsidiary Companies		Intersegment eliminations		Total
Total current assets	Ps.	1,109,407,361	Ps.	238,486,786	Ps.	11,478,067	Ps.	15,343,841	Ps.	2,772,995	Ps.	8,337,752	Ps.	137,727,664	Ps.	723,490,973	Ps.	(1,853,935,478)	Ps.	393,109,961

Total non-current assets		1,023,144,103		283,521,897		15,267,696		100,097,224		4,187,744		17,771,292		28,939,309		1,624,995,944		(1,415,837,902)	Ps.	1,682,087,307
Total current liabilities		334,709,929		155,402,987		2,962,370		31,418,555		9,682,768		6,710,315		98,007,805		1,662,808,360		(1,853,926,795)	Ps.	447,776,294
Total non-current liabilities		2,254,024,319		529,484,079		10,739,495		10,332,359		108,467		149,750		4,272,341		2,116,660,861		(1,838,945,265)	Ps.	3,086,826,406
Equity (deficit), net		(456,182,784)		(162,878,383)		13,043,898		73,690,151		(2,830,496)		19,248,979		64,386,827		(1,430,982,304)		423,098,680	Ps.	(1,459,405,432)
Depreciation and amortization		124,671,118		19,183,640		1,483,248		4,409,226		(246,697)		1,385,445		403,122		2,092,938		—	Ps.	153,382,040
Net periodic cost of employee benefits		33,688,888		51,239,055		27,105		191,132		9,162		8,839		(321,683)		26,861,666		2,917,450	Ps.	114,621,614

PEMEX’s management measures the performance of the segments based on operating income and net segment income before elimination of unrealized intersegment gain (loss), as well as by analyzing the impact of the results of each segment on the unaudited condensed consolidated interim financial statements. For certain of the items in these unaudited condensed consolidated interim financial statements to conform with the individual financial statements of the operating segments, they must be reconciled. The tables below present the financial information of PEMEX’s operating segments, before intersegment eliminations:

The following tables present accounting reconciliations between individual and consolidated information.

As of/for the six-month period ended June 30, 2019	Exploration and Production		Industrial Transformation		Drilling and Services		Logistics		Fertilizers		Ethylene		Trading companies		Corporate and other Operating Subsidiary Companies
Sales:
By segment	Ps.	394,906,054	Ps.	476,895,617	Ps.	6,585,824	Ps.	46,031,299	Ps.	1,373,236	Ps.	5,980,916	Ps.	346,347,204	Ps.	54,576,703
Less unrealized intersegment sales		(13,428,390)		(644,779)		(3,806,615)		—		(27,163)		—		—		—

Total consolidated sales	Ps.	381,477,664	Ps.	476,250,838	Ps.	2,779,209	Ps.	46,031,299	Ps.	1,346,073	Ps.	5,980,916	Ps.	346,347,204	Ps.	54,576,732

Operating income (loss):
By segment	Ps.	94,924,804	Ps.	(44,795,497)	Ps.	4,890,475	Ps.	90,416,233	Ps.	(1,217,898)	Ps.	(2,932,267)	Ps.	7,472,277	Ps.	(2,888,323)
Less unrealized intersegment sales		(13,428,390)		(644,779)		(3,806,615)		—		(27,163)		—		—		—
Less unrealized gain due to production cost valuation of inventory		(1,398,963)		(5,205,855)		3,253,374		—		—		—		(148,207)		—
Less capitalized refined products		(719,406)		—		—		—		—		—		—		—
Less amortization of capitalized interest		59,490		—		—		—		—		—		—		—
Less depreciation and impairment of revaluated transferred assets		13,428,390		—		62,701		(24,801,392)		178,495		299,045		—		—
Less intersegment leases		74,160		—		—		39,781		13,852		2,859		—		—

Total consolidated operating income (loss)	Ps.	92,940,085	Ps.	(50,646,131)	Ps.	4,399,935	Ps.	65,654,622	Ps.	(1,052,714)	Ps.	(2,630,363)	Ps.	7,324,070	Ps.	(2,888,323)

Net income (loss):
By segment	Ps.	(76,990,935)	Ps.	(44,101,049)	Ps.	3,333,710	Ps.	87,862,189	Ps.	(2,056,040)	Ps.	(3,138,317)	Ps.	2,741,843	Ps.	(86,116,489)
Less unrealized intersegment sales		(13,428,390)		(644,779)		(3,806,615)		—		(27,163)		—		—		—
Less unrealized gain due to production cost valuation of inventory		(1,398,963)		(5,205,855)		3,253,374		—		—		—		(148,207)		—
Less capitalized refined products		(719,406)		—		—		—		—		—		—		—
Less equity method elimination		5,027		(690,143)		—		—		544,968		—		—		—
Less amortization of capitalized interest		59,490		—		—		—		—		—		—		—
Less depreciation and impairment of revaluated transferred assets, net of deferred taxes		13,428,390		—		79,074		(16,734,941)		178,495		1,745,247		—		—
Less intersegment leases		44,691		—		—		17,676		8,347		1,723		—		—

Total consolidated net (loss) income	Ps.	(79,000,096)	Ps.	(50,641,826)	Ps.	2,859,543	Ps.	71,144,924	Ps.	(1,351,393)	Ps.	(1,391,347)	Ps.	2,593,636	Ps.	(86,116,489)

Total assets:
By segment	Ps.	1,930,413,591	Ps.	606,409,008	Ps.	31,748,686	Ps.	246,269,939	Ps.	8,925,558	Ps.	29,228,980	Ps.	173,520,309	Ps.	1,985,068,347
Less unrealized intersegment sales		2,068,573		(8,188,785)		—		7,183		(74,345)		(5,303)		(408,059)		—
Less unrealized gain due to production cost valuation of inventory		(5,739,253)		(35,526,420)		—		—		(27,163)		—		(10,028,292)		—
Less capitalized refined products		—		—		—		—		—		—		—		—
Less depreciation and impairment of revaluated transferred assets, net of deferred taxes		(26,545,963)		—		(1,610,824)		(76,962,119)		(1,623,183)		(3,441,070)		(424,849)		—
Less equity method for unrealized profits		(471,478)		(8,563,594)		—		(87,070)		(589,855)		(64,995)		(654,820)		—
Less amortization of capitalized interest		59,490		8,123		—		—		—		—		—		—
Less intersegment leases		3,506,909		—		—		2,614,686		655,059		135,223		—		—

Total consolidated assets	Ps.	1,903,291,869	Ps.	554,138,332	Ps.	30,137,862	Ps.	171,842,619	Ps.	7,266,071	Ps.	25,852,835	Ps.	162,004,289	Ps.	1,985,068,347

Total liabilities:
By segment	Ps.	2,480,488,430	Ps.	846,400,785	Ps.	12,381,176	Ps.	23,824,929	Ps.	10,825,966	Ps.	7,885,258	Ps.	97,409,836	Ps.	3,631,753,569
Less unrealized intersegment sales		—		(4,419,929)		1,872,501		—		—		—		(2,604,325)		—
Less intersegment leases		3,462,218		—		—		2,597,010		646,711		133,499		—		—

Total consolidated liabilities	Ps.	2,483,950,648	Ps.	841,980,856	Ps.	14,253,677	Ps.	26,421,939	Ps.	11,472,677	Ps.	8,018,757	Ps.	94,805,511	Ps.	3,631,753,569

As of/ for the three-month period ended June 30, 2019	Exploration and Production		Industrial Transformation		Drilling and Services		Logistics		Fertilizers		Ethylene		Trading companies		Corporate and other Operating Subsidiary Companies
Sales:
By segment	Ps.	201,587,582	Ps.	249,173,113	Ps.	3,688,922	Ps.	23,245,585	Ps.	288,366	Ps.	3,053,710	Ps.	183,483,892	Ps.	27,578,451
Less unrealized intersegment sales		(7,421,338)		156,508		(2,699,684)		—		31,479		—		—		—

Total consolidated sales	Ps.	194,166,244	Ps.	249,329,621	Ps.	989,238	Ps.	23,245,585	Ps.	319,845	Ps.	3,053,710	Ps.	183,483,892	Ps.	27,578,451

Operating income (loss):
By segment	Ps.	30,075,914	Ps.	(20,331,075)	Ps.	2,955,750	Ps.	70,861,114	Ps.	(695,996)	Ps.	(1,211,574)	Ps.	1,841,766	Ps.	(2,163,569)
Less unrealized intersegment sales		(7,421,338)		156,508		(2,699,684)		—		31,479		—		—		—
Less unrealized gain due to production cost valuation of inventory		(202,350)		(1,517,324)		2,346,025		—		—		—		(407,392)		—
Less capitalized refined products		(421,403)		—		—		—		—		—		—		—
Less amortization of capitalized interest		29,745		—		—		—		—		—		—		—
Less depreciation and impairment of revaluated transferred assets		7,421,338		—		(30,599)		(26,424,585)		89,247		149,522		—		—
Less intersegment leases		74,160		—		—		39,781		13,852		2,859		—		—

Total consolidated operating income (loss)	Ps.	29,556,066	Ps.	(21,691,891)	Ps.	2,571,492	Ps.	44,476,310	Ps.	(561,418)	Ps.	(1,059,193)	Ps.	1,434,374	Ps.	(2,163,569)

Net income (loss):
By segment	Ps.	(62,808,017)	Ps.	(17,669,964)	Ps.	1,398,714	Ps.	70,583,940	Ps.	(1,400,317)	Ps.	(1,305,249)	Ps.	483,221	Ps.	(51,427,701)
Less unrealized intersegment sales		(7,421,338)		156,508		(2,699,684)		—		31,479		—		—		—
Less unrealized gain due to production cost valuation of inventory		(202,350)		(1,517,324)		2,346,025		—		—		—		(407,392)		—
Less capitalized refined products		(421,403)		—		—		—		—		—		—		—
Less equity method elimination		563		(314,316)		—		—		544,968		—		—		—
Less amortization of capitalized interest		29,745		—		—		—		—		—		—		—
Less depreciation and impairment of revaluated transferred assets, net of deferred taxes		7,421,338		—		(30,598)		(18,358,134)		89,247		149,523		—		—
Less intersegment leases		44,691		—		—		17,676		8,347		1,723		—		—

Total consolidated net (loss) income	Ps.	(63,356,771)	Ps.	(19,345,096)	Ps.	1,014,457	Ps.	52,243,482	Ps.	(726,276)	Ps.	(1,154,003)	Ps.	75,829	Ps.	(51,427,701)

As of/for the six-month period ended June 30, 2018	Exploration And Production		Industrial Transformation		Cogeneration and Services (1)		Drilling and Services		Logistics		Fertilizers		Ethylene		Trading companies		Corporate and other Operating Subsidiary Companies
Sales:
By segment	Ps.	449,592,160	Ps.	568,641,592	Ps.	—	Ps.	3,651,556	Ps.	34,508,587	Ps.	2,822,309	Ps.	7,273,855	Ps.	425,642,969	Ps.	52,154,770
Less unrealized intersegment sales		—		(851,269)		—		(1,413,527)		—		—		—		(54,429)		—

Total consolidated sales	Ps.	449,592,160	Ps.	567,790,323	Ps.	—	Ps.	2,238,029	Ps.	34,508,587	Ps.	2,822,309	Ps.	7,273,855	Ps.	425,588,540	Ps.	52,154,770

Operating income (loss):
By segment	Ps.	253,357,916	Ps.	(133,275)	Ps.	1,788	Ps.	(380,095)	Ps.	(2,481,028)	Ps.	(3,317,231)	Ps.	(1,340,824)	Ps.	8,112,877	Ps.	(5,467,466)
Less unrealized intersegment sales		—		(851,269)		—		(1,413,527)		—		—		—		(54,429)		—
Less unrealized gain due to production cost valuation of inventory		(335,833)		(17,565,631)		—		388,751		—		—		—		(344,370)		—
Less capitalized refined products		(263,624)		—		—		—		—		—		—		—		—
Less amortization of capitalized interest		59,491		—		—		—		—		—		—		—		—
Less depreciation and impairment of revaluated transferred assets		—		—		—		296,929		(2,010,226)		177,478		620,308		—		—

Total consolidated operating income (loss)	Ps.	252,817,950	Ps.	(18,550,175)	Ps.	1,788	Ps.	(1,107,942)	Ps.	(4,491,254)	Ps.	(3,139,753)	Ps.	(720,516)	Ps.	7,714,078	Ps.	(5,467,466)

Net income (loss):
By segment	Ps.	9,805,251	Ps.	2,862,326	Ps.	1,789	Ps.	(493,393)	Ps.	2,417,967	Ps.	(3,911,486)	Ps.	(1,069,148)	Ps.	2,920,468	Ps.	(47,929,561)
Less unrealized intersegment sales		—		(851,269)		—		(1,413,527)		—		—		—		(54,429)		—
Less unrealized gain due to production cost valuation of inventory		(335,833)		(17,565,631)		—		388,751		—		—		—		(344,370)		—
Less capitalized refined products		(263,624)				—		—		—		—		—		—		—
Less equity method elimination		(20,913)		(721,547)		—		—		311		397,052		(295,984)		1		—
Less amortization of capitalized interest		59,491		—		—		—		—		—		—		—		—
Less depreciation and impairment of revaluated transferred assets, net of deferred taxes		—		—		—		548,387		(413,906)		177,478		620,308		—		—

Total consolidated net (loss) income	Ps.	9,244,372	Ps.	(16,276,121)	Ps.	1,789	Ps.	(969,782)	Ps.	2,004,372	Ps.	(3,336,956)	Ps.	(744,824)	Ps.	2,521,670	Ps.	(47,929,561)

Total assets:
By segment	Ps.	2,136,833,275	Ps.	594,079,464	Ps.	—	Ps.	29,277,969	Ps.	263,496,192	Ps.	10,541,420	Ps.	32,133,052	Ps.	187,936,000	Ps.	2,159,248,408
Less unrealized intersegment sales		1,057,924		(6,241,247)		—		—		7,184		(26,886)		(5,304)		(462,489)		—
Less unrealized gain due to production cost valuation of inventory		(3,993,365)		(59,944,861)		—		—		—		—		—		(8,465,262)		—
Less capitalized refined products		(263,624)		—		—		—		—		—		—		—		—
Less depreciation and impairment of revaluated transferred assets, net of deferred taxes		(23,160,662)		—		—		(2,158,379)		(84,205,024)		(1,980,175)		(8,902,379)		(424,850)		—
Less equity method for unrealized profits		(780,536)		(8,509,974)		—		—		(86,676)		(2,859,122)		(307,520)		(735,604)		—
Less amortization of capitalized interest		59,491		8,121		—		—		—		—		—		—		—

Total consolidated assets	Ps.	2,109,752,503	Ps.	519,391,503	Ps.	—	Ps.	27,119,590	Ps.	179,211,676	Ps.	5,675,237	Ps.	22,917,849	Ps.	177,847,795	Ps.	2,159,248,408

Total liabilities:
By segment	Ps.	2,613,361,506	Ps.	759,983,725	Ps.	—	Ps.	14,700,897	Ps.	40,684,421	Ps.	6,640,993	Ps.	2,846,006	Ps.	106,245,862	Ps.	3,675,558,719
Less unrealized intersegment sales		—		(4,419,930)		—		886,713		—		—		—		(711,215)		—

Total consolidated liabilities	Ps.	2,613,361,506	Ps.	755,563,795	Ps.	—	Ps.	15,587,610	Ps.	40,684,421	Ps.	6,640,993	Ps.	2,846,006	Ps.	105,534,647	Ps.	3,675,558,719

As of/ for the three-month period ended June 30, 2018	Exploration And Production		Industrial Transformation		Cogeneration and Services (1)		Drilling and Services		Logistics		Fertilizers		Ethylene		Trading companies		Corporate and other Operating Subsidiary Companies
Sales:
By segment	Ps.	241,078,645	Ps.	296,720,853	Ps.	—	Ps.	2,207,349	Ps.	19,984,428	Ps.	1,108,542	Ps.	3,976,767	Ps.	233,694,302	Ps.	28,230,350
Less unrealized intersegment sales		—		(372,668)		—		(1,277,770)		—		40,724		—		(2,744)		—

Total consolidated sales	Ps.	241,078,645	Ps.	296,348,185	Ps.	—	Ps.	929,579	Ps.	19,984,428	Ps.	1,149,266	Ps.	3,976,767	Ps.	233,691,558	Ps.	28,230,350

Operating income (loss):
By segment	Ps.	136,493,234	Ps.	2,987,364	Ps.	1,788	Ps.	(507,183)	Ps.	3,617,999	Ps.	(2,703,572)	Ps.	(731,022)	Ps.	7,495,002	Ps.	(2,738,238)
Less unrealized intersegment sales		—		(372,668)		—		(1,277,770)		—		40,724		—		(2,744)		—
Less unrealized gain due to production cost valuation of inventory		(208,926)		(13,410,171)		—		265,755		—		—		—		(326,894)		—
Less capitalized refined products		(6,736)		—		—		—		—		—		—		—		—
Less amortization of capitalized interest		29,746		—		—		—		—		—		—		—		—
Less depreciation and impairment of revaluated transferred assets		—		—		—		157,946		(5,040,696)		88,122		313,275		—		—

Total consolidated operating income (loss)	Ps.	136,307,318	Ps.	(10,795,475)	Ps.	1,788	Ps.	(1,361,252)	Ps.	(1,422,697)	Ps.	(2,574,726)	Ps.	(417,747)	Ps.	7,165,364	Ps.	(2,738,238)

Net income (loss):
By segment	Ps.	(113,964,651)	Ps.	(1,834,925)	Ps.	268,558	Ps.	(888,538)	Ps.	6,554,611	Ps.	(3,262,300)	Ps.	750,273	Ps.	10,669,892	Ps.	(163,812,738)
Less unrealized intersegment sales		—		(372,668)		—		(1,277,770)		—		40,724		—		(2,744)		—
Less unrealized gain due to production cost valuation of inventory		(208,926)		(13,410,171)		—		265,755		—		—		—		(326,894)		—
Less capitalized refined products		(6,736)		—		—		—		—		—		—		—		—
Less equity method elimination		(323,957)		174,628		(266,769)		—		(22)		397,052		(1,497,351)		(6,388,567)		—
Less amortization of capitalized interest		29,746		—		—		—		—		—		—		—		—
Less depreciation and impairment of revaluated transferred assets, net of deferred taxes		—		—		—		409,404		(3,043,717)		88,122		313,275		—		—

Total consolidated net (loss) income	Ps.	(114,474,524)	Ps.	(15,443,136)	Ps.	1,789	Ps.	(1,491,149)	Ps.	3,510,872	Ps.	(2,736,402)	Ps.	(433,803)	Ps.	3,951,687	Ps.	(163,812,738)

(1)	This company was liquidated on July 27, 2018. Except for certain expenses incurred in the liquidation, all operations were transferred to Pemex Industrial Transformation. (See Note 1).

As of December 31, 2018	Exploration and Production		Industrial Transformation		Drilling and Services		Logistics		Fertilizers		Ethylene		Trading Companies		Corporate and Other Operating Subsidiary Companies
Assets:
By segment	Ps.	2,161,126,244	Ps.	567,768,812	Ps.	28,400,765	Ps.	176,047,827	Ps.	10,018,775	Ps.	31,365,663	Ps.	177,684,447	Ps.	2,348,486,917
Less unrealized intersegment sales		1,557,729		(7,544,007)		—		7,184		(26,886)		(5,304)		(408,060)		—
Less unrealized gain due to production cost valuation of inventory		(4,254,421)		(30,320,566)		—		—		(47,460)		—		(9,339,859)		—
Less capitalized refined products		(1,774,227)		—		—		—		—		—		—		—
Less depreciation and impairment of revaluated transferred assets, net of deferred taxes		(23,660,467)		—		(1,655,002)		(60,523,859)		(1,801,679)		(5,186,318)		(424,850)		—
Less equity method for unrealized profits		(562,375)		(7,903,679)		—		(90,087)		(1,182,011)		(64,997)		(844,705)		—
Less amortization of capitalized interest		118,981		8,123		—		—		—		—		—		—

Total consolidated assets	Ps.	2,132,551,464	Ps.	522,008,683	Ps.	26,745,763	Ps.	115,441,065	Ps.	6,960,739	Ps.	26,109,044	Ps.	166,666,973	Ps.	2,348,486,917

Liabilities:
By segment	Ps.	2,588,734,248	Ps.	689,306,996	Ps.	12,328,030	Ps.	41,750,914	Ps.	9,791,235	Ps.	6,860,065	Ps.	104,239,692	Ps.	3,779,469,221
Less unrealized intersegment sales		—		(4,419,930)		1,373,835		—		—		—		(1,959,546)		—

Total consolidated liabilities	Ps.	2,588,734,248	Ps.	684,887,066	Ps.	13,701,865	Ps.	41,750,914	Ps.	9,791,235	Ps.	6,860,065	Ps.	102,280,146	Ps.	3,779,469,221

NOTE 7. REVENUE

As of June 30, 2019 and 2018, the revenues were as follows:

A.	Revenue disaggregation

For the six-month periods ended June 30,	Exploration and Production	Industrial Transformation	Drilling and Services	Logistics	Fertilizers	Ethylene	Trading Companies	Corporate and Other Operating Subsidiary Companies	Total
Geographical market 2019
United States	Ps. 118,061,110	—	—	—	—	—	Ps. 77,459,867	Ps. 296,679	Ps. 195,817,656
Other	24,839,114	—	—	—	—	—	10,072,060	1,933,688	36,844,862
Europe	71,820,398	—	—	—	—	—	2,464,472	1,255,448	75,540,318
Local	515,761	408,070,122	20,755	2,370,633	1,053,961	5,257,924	4,038,828	3,369,001	424,696,985

Total	215,236,383	408,070,122	20,755	2,370,633	1,053,961	5,257,924	94,035,227	6,854,816	732,899,821

2018
United States	121,163,393	—	—	—	—	—	77,333,272	—	198,496,665
Other	69,086,931	—	—	—	—	—	17,841,576	—	86,928,507
Europe	45,439,141	—	—	—	—	—	1,488,060	1,312,586	48,239,787
Local	—	482,053,745	25,156	2,489,437	1,775,923	6,569,023	4,925,780	2,066,019	499,905,083

Total	235,689,465	482,053,745	25,156	2,489,437	1,775,923	6,569,023	101,588,688	3,378,605	833,570,042

Major products and services 2019
Crude oil	214,720,622	—	—	—	—	—	39,222,889	—	253,943,511
Gas	140,088	33,569,750	—	—	—	—	28,667,828	—	62,377,666
Refined petroleum products	—	369,348,024	—	—	—	—	25,224,082	510,996	395,083,102
Other	—	4,643,930	—	—	1,053,271	5,254,234	892,323	4,752,504	16,596,262
Services	375,672	508,418	20,755	2,370,633	690	3,690	28,106	1,591,316	4,899,280

Total	215,236,382	408,070,122	20,755	2,370,633	1,053,961	5,257,924	94,035,228	6,854,816	732,899,821

2018
Crude oil	235,689,465	—	—	—	—	—	—	—	235,689,465
Gas	—	54,742,573	—	—	—	—	22,737,680	—	77,480,253
Refined petroleum products	—	425,632,977	—	—	1,773,975	6,563,445	77,151,280	—	511,121,677
Other	—	1,315,231	—	—	—	—	1,663,907	2,012,019	4,991,157
Services	—	362,964	25,156	2,489,437	1,948	5,578	35,821	1,366,586	4,287,490

Total	235,689,465	482,053,745	25,156	2,489,437	1,775,923	6,569,023	101,588,688	3,378,605	833,570,042

Timing of revenue recognition 2019
Products transferred at a point in time	214,860,711	407,561,704	—	—	1,053,271	5,254,234	94,007,120	5,263,501	728,000,541
Products and services transferred over the time	375,672	508,418	20,755	2,370,633	690	3,690	28,106	1,591,316	4,899,280

Total	215,236,383	408,070,122	20,755	2,370,633	1,053,961	5,257,924	94,035,226	6,854,817	732,899,821

2018
Products transferred at a point in time	235,689,465	481,690,781	—	—	1,773,975	6,563,445	101,552,867	2,012,019	829,282,552
Products and services transferred over the time	—	362,964	25,156	2,489,437	1,948	5,578	35,821	1,366,586	4,287,490

Total	235,689,465	482,053,745	25,156	2,489,437	1,775,923	6,569,023	101,588,688	3,378,605	833,570,042

For the three-month periods ended June 30,	Exploration and Production	Industrial Transformation	Drilling and Services	Logistics	Fertilizers	Ethylene	Trading Companies	Corporate and Other Operating Subsidiary Companies	Total
Geographical market 2019
United States	Ps. 55,653,757	—	—	—	—	—	Ps. 40,167,941	Ps. 296,679	Ps. 96,118,377
Other	15,397,546	—	—	—	—	—	2,609,641	511,693	18,518,880
Europe	35,913,730	—	—	—	—	—	1,484,837	676,142	38,074,709
Local	431,856	213,452,006	458	1,231,465	142,936	2,703,082	3,718,127	2,256,427	223,936,357

Total	107,396,889	213,452,006	458	1,231,465	142,936	2,703,082	47,980,546	3,740,941	376,648,323

2018
United States	65,226,191	—	—	—	—	(65,434)	42,722,821	(16,676)	107,866,902
Other	36,123,786	—	—	—	—	—	9,437,826	(936,643)	44,624,969
Europe	23,195,523	—	—	—	—	—	521,055	1,021,972	24,738,550
Local	—	249,143,082	17,282	1,066,344	547,073	3,607,528	3,709,794	852,955	258,944,058

Total	124,545,500	249,143,082	17,282	1,066,344	547,073	3,542,094	56,391,496	921,608	436,174,479

Major products and services 2019
Crude oil	106,965,033	—	—	—	—	—	39,222,889	—	146,187,922
Gas	80,485	13,824,246	—	—	—	—	16,610,932	—	30,515,663
Refined petroleum products	—	219,058,188	—	—	—	—	(8,432,302)	510,996	211,136,882
Other	—	(19,794,669)	—	—	142,843	2,700,700	563,710	2,369,436	(14,017,980)
Services	351,370	364,241	458	1,231,465	93	2,382	15,318	860,509	2,825,836

Total	107,396,888	213,452,006	458	1,231,465	142,936	2,703,082	47,980,547	3,740,941	376,648,323

2018
Crude oil	124,545,500	—	—	—	—	—	—	—	124,545,500
Gas	—	23,068,895	—	—	—	—	16,356,716	—	39,425,611
Refined petroleum products	—	225,024,299	—	—	1,773,975	6,563,445	38,599,568	—	271,961,287
Other	—	765,591	—	—	(1,226,755)	(3,023,257)	1,416,390	56,420	(2,011,611)
Services	—	284,297	17,282	1,066,344	(147)	1,906	18,822	865,188	2,253,692

Total	124,545,500	249,143,082	17,282	1,066,344	547,073	3,542,094	56,391,496	921,608	436,174,479

Timing of revenue recognition 2019
Products transferred at a point in time	107,045,519	213,087,765	—	—	142,843	2,700,700	47,965,227	2,880,433	373,822,487
Products and services transferred over the time	351,370	364,241	458	1,231,465	93	2,382	15,318	860,509	2,825,836

Total	107,396,889	213,452,006	458	1,231,465	142,936	2,703,082	47,980,545	3,740,942	376,648,323

2018
Products transferred at a point in time	124,545,500	248,858,785	—	—	547,220	3,540,188	56,372,674	56,420	433,920,787
Products and services transferred over the time	—	284,297	17,282	1,066,344	(147)	1,906	18,822	865,188	2,253,692

Total	124,545,500	249,143,082	17,282	1,066,344	547,073	3,542,094	56,391,496	921,608	436,174,479

B.	Practical expedients

1)	Expiration of contracts.

PEMEX has no outstanding performance obligations to disclose as of June 30, 2019 due to the nature of its operations. PEMEX’s outstanding performance obligations expire within one year or less.

2)	Significant financial component, less than one year.

PEMEX does not need to adjust the amount committed in consideration for goods and services to account for the effects of a significant financing component, since the transfer and the time of payment of a good or service committed to the customer is less than one year.

3)	PEMEX applied the practical expedient, so disclosure about remaining performance obligations that conclude in less than one year is not needed.

When PEMEX is entitled to consideration for an amount that directly corresponds to the value of the performance that PEMEX has completed, it may recognize an income from ordinary activities for the amount to which it has the right to invoice.

NOTE 8. CASH AND CASH EQUIVALENTS

a. As of June 30, 2019 and December 31, 2018, cash and cash equivalents were as follows:

	June 30, 2019		December 31, 2018
Cash on hand and in banks(i)		29,050,047		41,974,735
Highly liquid investments (ii)		15,369,179		39,937,674

	Ps.	44,419,226	Ps.	81,912,409

(i) Cash on hand and in banks is primarily composed of cash in banks.

(ii) Mainly composed of short–term Mexican Government investments.

NOTE 9. ACCOUNTS RECEIVABLE, NET

As of June 30, 2019 and December 31, 2018, accounts receivable and other receivables were as follows:

	June 30, 2019		December 31, 2018
a. Customers
Domestic customers, net		52,288,258		48,520,478
Export customers, net		42,277,915		39,220,037

Total customers	Ps.	94,566,173	Ps.	87,740,515

b. Other account receivable
Sundry debtors (i)		63,556,256		53,388,512
Taxes to be recovered and prepaid taxes		17,876,854		18,405,990
Employees and officers		3,851,089		6,333,216
Advances to suppliers		982,395		597,700
Other accounts receivable		1,096,987		673,845

Total account receivable	Ps.	87,363,581	Ps.	79,399,263

Total account receivable, net	Ps.	181,929,754	Ps.	167,139,778

(i) Mainly Special Tax on Production and Services.

NOTE 10. INVENTORIES

As of June 30, 2019 and December 31, 2018, inventories were as follows:

	June 30, 2019		December 31, 2018
Refined and petrochemicals products		44,307,117		43,134,519
Products in transit		12,792,093		16,260,213
Crude oil		12,328,561		16,708,606
Materials and products in stock		4,518,022		5,292,796
Materials in transit		618		490,403
Gas and condensate products		155,573		136,031

	Ps.	74,101,984	Ps.	82,022,568

NOTE 11. HELD-FOR-SALE CURRENT NON-FINANCIAL ASSETS

As of December 31, 2018, Pemex Logistics had Ps. 1,253,638 as held-for-sale current non-financial assets, the potential sale of which is being given careful consideration to maximize its value and maintain a presence in the market.

The details relating to the potential sale of these assets were classified as “reserved”, pursuant to Article 110, sections VIII and XIII of the Ley Federal de Transparencia y Acceso a la Información Pública (Federal Law on Transparency and Access to Public Information), in relation to Article 82 and Article 111 of the Petróleos Mexicanos Law, since the details are still being considered and evaluated and contain sensitive facts about the commercial and economic scope, which only pertain to PEMEX and its commercial partners.

As of June 30, 2019, as the criteria established for the sale of such assets were not met, Pemex Logístics did not continue to classify most of these assets as held for sale. Due to this situation, the amount of held-for-sale current non-financial assets was Ps. 139,648 as of June 30, 2019.

In addition, there are Ps.181,101 in held-for-sale assets to Centro Nacional de Gas Natural.

NOTE 12. INVESTMENTS IN JOINT VENTURES AND ASSOCIATES

The investments in joint ventures and associates as of June 30, 2019 and December 31, 2018, were as follows:

	Percentage of investment	June 30, 2019		December 31, 2018
Deer Park Refining Limited	49.99%		14,081,172		14,731,030
Sierrita Gas Pipeline LLC	35.00%		1,056,866		1,068,995
Frontera Brownsville, LLC.	50.00%		465,919		472,898
Texas Frontera, LLC.	50.00%		221,065		228,564
CH 4 Energía, S. A.	50.00%		154,515		155,878
Administración Portuaria Integral de Dos Bocas, S. A. de C.V.	40.00%		159,809		118,478
Ductos el Peninsular, S. A. P. I. de C. V.	30.00%		17,142		17,244
Other-net	Various		47,306		48,458

		Ps.	16,203,794	Ps.	16,841,545

Profit (loss) sharing in joint ventures and associates:

	For the six-month period ended June 30,
	2019		2018
Deer Park Refining Limited		(187,351)		375,671
Administración Portuaria Integral de Dos Bocas, S.A. de C.V.		41,331		60,095
Frontera Brownsville, LLC		26,324		17,089
Texas Frontera, LLC		25,517		43,966
CH4 Energía S.A. de C.V.		(1,210)		—
Sierrita Gas Pipeline LLC		80,346		56,422
Ductos el Peninsular, S. A. P. I. de C. V.		(102)		(552)
PMV Minera, S.A. de C.V.		—		3,707
Petroquímica Mexicana de Vinilo, S. A. de C. V.		—		291,738

Profit sharing in joint ventures and associates, net	Ps.	(15,145)	Ps.	848,136

	For the three-month period ended June 30,
	2019	2018
Deer Park Refining Limited	95,505	149,403
Administración Portuaria Integral de Dos Bocas, S.A. de C.V.	41,331	60,095
Frontera Brownsville, LLC	14,323	(2,962)
Texas Frontera, LLC	12,793	31,055
CH4 Energía S.A. de C.V.	—	(18)
Sierrita Gas Pipeline LLC	32,603	46,262
Ductos el Peninsular, S. A. P. I. de C. V.	(71)	(202)
PMV Minera, S.A. de C.V.	—	1,219
Petroquímica Mexicana de Vinilo, S. A. de C. V.	—	278,097

Profit sharing in joint ventures and associates, net	Ps. 196,484	Ps. 562,949

Additional information about the significant investments in joint ventures and associates is presented below:

•

Deer Park Refining Limited. On March 31, 1993, PMI NASA acquired 49.99% of the Deer Park Refinery. In its capacity as general partner of Deer Park Refining Limited Partnership, Shell is responsible for the operation and management of the refinery, the purpose of which is to provide oil refinery services to PMI NASA and Shell for a processing fee. Shell is responsible for determining the crude oil and production materials requirements and both partners are required to contribute in equal amounts. Deer Park returns to PMI NASA and Shell products in the same amounts. Shell is responsible for purchasing the total amount of finished products in stock at market prices. This joint venture is recorded under the equity method.

•

Sierrita Gas Pipeline LLC. This company was created on June 24, 2013. Its main activity is the developing of projects related to the transportation infrastructure of gas in the United States. This investment is recorded under the equity method.

•

Frontera Brownsville, LLC. Effective April 1, 2011, PMI SUS entered into a joint venture with TransMontaigne Operating Company L.P. (TransMontaigne) to create Frontera Brownsville, LLC. Frontera Brownsville, LLC was incorporated in Delaware, United States, and has the corporate power to own and operate certain facilities for the storage and treatment of clean petroleum products. This investment is recorded under the equity method.

•

Texas Frontera, LLC. This company was constituted on July 27, 2010, and its principal activity is the lease of tanks for the storage of refined product. PMI SUS, which owns 50% interest in Texas Frontera, entered into a joint venture with Magellan OLP, L.P. (Magellan), and together they are entitled to the results in proportion of their respective investment. The company has seven tanks with a capacity of 120,000 barrels per tank. This joint venture is recorded under the equity method.

•

CH4 Energía, S.A. This company was constituted on December 21, 2000. CH4 Energía engages in the purchase and sale of natural gas and in activities related to the trading of natural gas, such as transport and distribution in Valle de Toluca, Mexico. This joint venture is recorded under the equity method.

•

Administración Portuaria Integral de Dos Bocas, S.A. de C.V. This company was constituted on August 12, 1999. Its primary activity is administrating the Dos Bocas port, which is in Mexico’s public domain, promoting the port’s infrastructure and providing related port services. This investment is recorded under the equity method.

•

Ductos el Peninsular S.A.P.I. de C.V. This company was created on September 22, 2014. Its primary activity is the construction and operation of an integral transportation system and storage of petroleum products in the Peninsula of Yucatán.

NOTE 13. WELLS, PIPELINES, PROPERTIES, PLANT AND EQUIPMENT, NET

	Plants	Drilling equipment	Pipelines	Wells	Buildings	Offshore platforms	Furniture and equipment	Transportation equipment	Construction in progress (1)	Land	Unproductive fixed assets	Other fixeded assets	Total fixed assets
Investment
Balances as of December 31, 2017	Ps. 756,025,360	23,443,116	481,868,176	1,267,747,910	64,700,471	313,429,941	51,057,652	23,171,636	129,736,382	44,546,699	—	118,652	Ps. 3,155,845,995
Acquisitions	4,297,491	305,607	482,014	9,621,436	167,620	2,074,119	283,073	107,284	17,214,414	292,678	(106)	—	34,845,630
Reclassifications	1,335,376	—	(1,969,381)	—	(12,140)	(4,039,499)	(44,167)	20,915	600,671	12,119	2,707,617	(870)	(1,389,359)
Capitalization	272,222	—	1,140,129	7,538,411	99,766	—	—	206,896	(9,257,424)	—	—	—	—
Impairment	6,886,753	—	(1,481,865)	30,832,289	(835,859)	7,310,570	—	—	(351,436)	—	—	—	42,360,452
Disposals	(3,242,791)	(897,685)	(426,983)	(8,297,844)	(242,061)	—	(407,078)	(801,084)	(258,407)	(310,546)	(2,707,511)	—	(17,591,990)

Balances as of June 30, 2018	765,574,411	22,851,038	479,612,090	1,307,442,202	63,877,797	318,775,131	50,889,480	22,705,647	137,684,200	44,540,950	—	117,782	3,214,070,728

Balances as of January 1, 2018	756,025,360	23,443,116	481,868,176	1,267,747,910	64,700,471	313,429,941	51,057,652	23,171,636	129,736,382	44,546,699	—	118,652	3,155,845,995
Acquisitions	13,362,218	1,059,027	852,308	38,829,246	329,969	4,958,299	473,812	117,632	54,407,962	434,698	(106)	—	114,825,065
Reclassifications	1,400,531	45,268	(1,603,022)	—	37,343	(4,039,499)	3,015,144	101,424	32,280	(6,620)	2,780,266	(869)	1,762,246
Capitalization	25,752,538	—	2,456,977	21,269,614	991,061	—	163,000	227,334	(50,828,761)	—	—	(31,763)	—
Impairment	20,226,139	—	(59,632,531)	59,774,797	(831,561)	12,133,524	—	(6,981,561)	(3,269,810)	—	—	—	21,418,997
Disposals	(5,496,395)	(4,466,446)	(2,705,958)	(8,297,844)	(382,120)	—	(2,689,566)	(1,476,513)	(725,540)	(623,152)	(2,780,160)	(53,361)	(29,697,055)

Balances as of December 31, 2018	811,270,391	20,080,965	421,235,950	1,379,323,723	64,845,163	326,482,265	52,020,042	15,159,952	129,352,513	44,351,625	—	32,659	3,264,155,248

Transfers to rights of use assets	(5,637,961)	(7,963,261)	(5,783,371)	—	—	(8,851,232)	—	—	—	—	—	—	(28,235,825)
Acquisitions	4,623,141	210,844	512,037	7,477,698	119,323	2,184,207	75,897	465,417	16,885,989	130,358	—	—	32,684,911
Reclassifications	74,415	—	294,243	—	(33,143)	(569,349)	(74,457)	(11,472)	72,483	(8,997)	34,369	—	(221,908)
Capitalization	(733,039)	—	3,425,057	17,134,504	136,730	2,717,556	—	—	(22,668,697)	(12,111)	—	—	—
Impairment	(12,255,884)	—	40,929,028	(30,023,378)	(113,944)	(7,016,372)	—	(490,943)	(626,548)	—	—	—	(9,598,041)
Disposals	(2,390,129)	(235,382)	(285,152)	—	(69,895)	—	(1,143,516)	(114,172)	(478,128)	(52,588)	(34,369)	(32,659)	(4,835,990)

Balances as of June 30, 2019	794,950,934	12,093,166	460,327,792	1,373,912,547	64,884,234	314,947,075	50,877,966	15,008,782	122,537,612	44,408,287	—	—	3,253,948,395

Accumulated depreciation and amortization
Balances as of December 31, 2017	Ps. (394,024,147)	(5,013,984)	(159,959,414)	(908,399,636)	(41,041,009)	(165,207,235)	(38,972,938)	(6,718,306)	—	—	—	—	Ps. (1,719,336,669)
Depreciation and amortization	(19,911,542)	(1,078,808)	(7,808,357)	(35,229,793)	(933,896)	(6,877,975)	(1,411,430)	(481,914)	—	—	—	—	(73,733,715)
Reclassifications	(244,470)	—	224,869	—	19,614	1,344,469	65,719	(20,842)	—	—	—	—	1,389,359
Disposals	1,588,131	264,028	161,353	5,187,467	90,274	—	367,418	175,451	—	—	—	—	7,834,122

Balances as of June 30, 2018	(412,592,028)	(5,828,764)	(167,381,549)	(938,441,962)	(41,865,017)	(170,740,741)	(39,951,231)	(7,045,611)	—	—	—	—	(1,783,846,903)

Balances as of January 1, 2018	(394,024,147)	(5,013,984)	(159,959,414)	(908,399,636)	(41,041,009)	(165,207,235)	(38,972,938)	(6,718,306)	—	—	—	—	(1,719,336,669)
Depreciation and amortization	(44,925,549)	(1,347,046)	(14,799,664)	(70,255,577)	(2,026,403)	(15,968,324)	(2,827,887)	(1,231,590)	—	—	—	—	(153,382,040)
Reclassifications	(212,207)	(45,953)	232,680	—	17,387	1,344,469	(3,003,850)	(94,772)	—	—	—	—	(1,762,246)
Disposals	2,558,780	408,502	1,262,358	5,187,467	125,769	—	2,643,297	625,618	—	—	—	—	12,811,791

Balances as of December 31, 2018	(436,603,123)	(5,998,481)	(173,264,040)	(973,467,746)	(42,924,256)	(179,831,090)	(42,161,378)	(7,419,050)	—	—	—	—	(1,861,669,164)

Transfers to rights of use assets	890,204	886,946	587,478	—	—	1,140,589	—	—	—	—	—	—	3,505,217
Depreciation and amortization	(21,630,874)	(206,741)	(6,380,511)	(30,670,322)	(993,686)	(7,096,538)	(1,245,955)	(277,191)	—	—	—	—	(68,501,818)
Reclassifications	(56,185)	—	40,977.00	—	51,782.00	106,066	77,788	1,480	—	—	—	—	221,908
Disposals	1,944,186	204,388	560,215	(151,405)	108,143	—	1,074,195	80,438	—	—	—	—	3,820,160

Balances as of June 30, 2019	Ps. (455,455,792)	(5,113,888)	(178,455,881)	(1,004,289,473)	(43,758,017)	(185,680,973)	(42,255,350)	(7,614,323)	—	—	—	—	Ps. (1,922,623,697)

Wells, pipelines, properties, plant and equipment—net as of June 30, 2018	Ps. 352,982,383	17,022,274	312,230,541	369,000,240	22,012,780	148,034,390	10,938,249	15,660,036	137,684,200	44,540,950	—	117,782	Ps. 1,430,223,825

Wells, pipelines, properties, plant and equipment—net as of December 31, 2018	Ps. 374,667,268	14,082,484	247,971,910	405,855,977	21,920,907	146,651,175	9,858,664	7,740,902	129,352,513	44,351,625	—	32,659	Ps. 1,402,486,084

Wells, pipelines, properties, plant and equipment—net as of June 30, 2019	Ps. 339,495,142	6,979,278	281,871,911	369,623,074	21,126,217	129,266,102	8,622,616	7,394,459	122,537,612	44,408,287	—	—	Ps. 1,331,324,698

Depreciation rates	3 to 5%	5%	2 to 7%	—	3 to 7%	4%	3 to 10%	4 to 20%	—	—	—	—	—
Estimated useful lives	20 to 35	20	15 to 45	—	33 to 35	25	3 to 10	5 to 25	—	—	—	—	—

a.

As of June 30, 2019 and 2018, the financing cost identified with fixed assets in the construction or installation stage, capitalized as part of the value of such fixed assets, was Ps. 1,414,807 and Ps.1,033,422, respectively.

b.

The combined depreciation of fixed assets and amortization of wells for the six-month periods ended June 30, 2019, and 2018, recognized in operating costs and expenses, was Ps. 68,501,818, and Ps. 73,733,715, respectively, which includes costs related to plugging and abandonment of wells for the periods ended June 30, 2019 and 2018 of Ps. 3,176,782 and Ps. 528,541, respectively.

c.

As of June 30, 2019 and December 31, 2018, provisions relating to future plugging of wells costs amounted to Ps. 83,952,700 and Ps. 84,050,900, respectively, and are presented in the “Provisions for plugging of wells” (see Note 18).

d.	As of June 30, 2019, PEMEX recognized a net impairment of Ps. 9,598,041, which is presented as a separate line item in the consolidated statement of comprehensive income as follows:

i. As of June 30, 2019, the net impairment was as follows:

	Impairment	(Reversal of impairment)	Impairment / (Reversal of impairment)
Pemex Exploration and Production	50,867,433	—	50,867,433
Pemex Industrial Transformation	2,068,489	(3,575,236)	(1,506,747)
Pemex Logistics	—	(39,762,645)	(39,762,645)

Total	Ps. 52,935,922	Ps. (43,337,881)	Ps. 9,598,041

Cash Generating Units of Pemex Logistics

Cash Generating Units of pipelines

As of June 30, 2019, Pemex Logistics recognized a reversal of impairment in the Cash Generating Unit (“CGU”) of pipelines for Ps (39,762,645), mainly due to a decrease in non-operating losses, from Ps. 16,900 in the first six months of 2018 to Ps. 2,742 in the first six months of 2019. In addition, the discount rate decreased from 13.55% at the end of 2018 to 12.90% at the end of June 2019.

The recoverable amounts of the assets as of June 30, 2019, corresponding to the discounted cash flows at the rate of 12.90% are the following:

TAD, TDGL, TOMS (Storage terminals)		62,640,651
Pipelines		63,654,137
Primary logistics		96,668,712

Total	Ps.	222,963,500

Cash Generating Units of Pemex Exploration and Production

As of June 30, 2019, Pemex Exploration and Production recognized a net impairment of Ps. 50,867,433 mainly due to: (i) a decrease in the volumes of production profiles in the economic horizon generating a negative effect of Ps. 32,228,000, mainly in the following projects and amounts: Chuc project (Ps. 19,674,000), Tsimin Xux project (Ps. 11,919,000), Cantarell project (Ps.11,374,000), Marine Light Crude project (Ps. 6,704,000) and Burgos project (Ps. 1,737,000); these effects were partially offset by the Yaxché CGU in the amount of Ps. 19,180,000 due to the incorporation of new proved reserves mainly from the Xikin, Mulach, Pokche and Uchbal fields; (ii) a decrease in oil and gas prices generating a negative effect of Ps. 43,525,000, affecting the Cantarell CGU in the amount of Ps. 30,365,000; (iii) a decrease in exchange rate from Ps.19.6829 = U.S. $1.00 as of December 31, 2018 to Ps. 19.1685 = U.S.

$1.00 of June 30, 2019, resulting in a negative effect of Ps. 3,890,000. These effects were offset by (i) a benefit in the discount rate of Ps. 22,197,000 mainly corresponding to the Cantarell CGU benefit in the discount rate of Ps. 15,695,000 for the anticipation of production in the first five years and (ii) a benefit for lower tax payment of Ps. 6,579,000.

The cash generating units of Pemex Exploration and Production are investment projects in productive fields with hydrocarbon reserves associated with proved reserves. These productive hydrocarbon fields contain varying degrees of heating power consisting of a set of wells and are supported by fixed assets associated directly with production, such as pipelines, production facilities, offshore platforms, specialized equipment and machinery.

Each project represents the smallest unit which can concentrate the core revenues, with clear costs and expenses that enable future cash flows (value in use) to be determined.

To determine the value in use of long-lived assets associated to hydrocarbon extraction, the net present value of reserves is determined based on the following assumptions:

Average crude oil price	54.99 USD/bl
Average gas price	4.60 USD/mpc
Average condensates price	32.14 USD/bl
Discount rate	7.20% annual

The total forecast production, calculated with a horizon of 25 years is 6,487 million barrels per day of crude oil equivalent.

Pemex Exploration and Production determines the recoverable amount of fixed assets based on the long-term estimated prices for Pemex Exploration and Production’s proved reserves. The recoverable amount on each asset is the value in use.

Cash Generating Units of Pemex Industrial Transformation

As of June 30, 2019, Pemex Industrial Transformation recognized a net reversal of impairment of Ps. (1,506,747).

The net reversal of impairment was in the following cash generating units:

Madero Refinery		1,295,995
Minatitlán Refinery		65,544
Salina Cruz Refinery		706,950

Impairment		2,068,489

Tula Refinery		(3,575,236)

Reversal of impairment		(3,575,236)

Net reversal of impairment	Ps.	(1,506,747)

The net reversal of impairment was mainly due to (i) an increase in the projected refinery processing due to the maintenance carried out in 2018; (ii) a decrease in the discount rate of cash generating units of refined products, petrochemicals and gas by 0.5%, 2.6% and 0.7%, respectively; and (iii) the appreciation of the peso against the U.S. dollar, from a peso/U.S. dollar exchange rate of Ps.19.6829 = U.S. $1.00 as of December 31, 2018 to Ps. 19.1685 = U.S. $1.00 as of June 30, 2019.

Cash-generating units in Pemex Industrial Transformation are processing centers grouped according to their types of processes as refineries, gas complex processors, and petrochemical centers. These centers produce various finished products for direct sale to customers or intermediate products that can be processed in another of its cash generating units or by a third party. Each processing center of Pemex Industrial Transformation represents the smallest unit that can concentrate the core revenues, with clear costs and expenses that enable future cash flows (value in use) to be determined.

Cash flow determinations are made based on PEMEX’s business plans, operating financial programs, forecasts of future prices of products related to the processes of the cash generating units, budget programs and various statistical models that consider historical information of processes and the capacity of various processing centers.

To determine the value in use of long-lived assets associated with the cash-generating units of Pemex Industrial Transformation, the net present value of cash flows was determined based on the following assumptions:

	Refining	Gas	Petrochemicals
Average crude oil Price	63.98 U.S dollars	N.A.	N.A.
Processed volume	680 mbd	2,717 mmpcd of humid gas	Variable because the load inputs are diverse
Rate of U.S. dollar	19.1685 mxp/usd	19.1685 mxp/usd	19.1685 mxp/usd
Useful lives of the cash generating units	Average 14 years	Average 8 years	Average 7 years
Discount rate	11.42% annually	10.31% annually	8.57% annually
Period(*)	2020-2035	2020-2028	2020-2027

(*)	The first 5 years are projected and stabilize at year 6.

The recoverable amount of assets is based on each asset’s value in use. The value in use for each asset is calculated based on cash flows, taking into consideration the volumes to be produced and sales to be carried out. As of June 30, 2019, the value in use for the impairment or reversal of impairment of fixed assets was as follows:

Minatitlán Refinery	52,441,176
Madero Refinery	18,493,971
Salina Cruz Refinery	7,880,342

Total value in use	Ps. 78,815,489

ii.	As of June 30, 2018, the net reversal of impairment was as follows:

	(Impairment)		Reversal of impairment		Reversal of impairment / (Impairment)
Pemex Exploration and Production	Ps.	(1,459,374)	Ps.	38,170,777	Ps.	36,711,403
Pemex Fertilizers		(2,154,016)		—		(2,154,016)
Pemex Industrial Transformation		(11,529,001)		19,332,066		7,803,065

Total	Ps.	(15,142,391)	Ps.	57,502,843	Ps.	42,360,452

Cash Generating Unit of Pemex Exploration and Production

As of June 30, 2018, Pemex Exploration and Production recognized a net reversal of impairment in the amount of Ps. 36,711,403, integrated by a reversal of impairment from Ps. 38,170,777 mainly due to (i) an increase of 9.3% in the forward prices of crude oil, from U.S. $55.89 per barrel as of December 31, 2017 to U.S. $61.08 per barrel as of June 30, 2018, favoring the crude oil projects with the highest oil output, including the Aceite Terciario del Golfo, Cantarell; Tsimin Xux, Antonio J. Bermúdez, Crudo Ligero Marino and Cuenca de Macuspana projects and (ii) the reallocation of resources towards oil fields with highest profitability and net cash flows that contributed to more a more efficient distribution of goods and services, primarily in the Ku Maloob Zaap and Cantarell Project. The foregoing was offset by (i) an impairment of Ps. 1,459,374 in the Burgos and Lakach projects, mainly due to a 15.2% decrease in the price of gas, from 4.92 usd / mcf as of December 31, 2017 to 4.17 usd / mcf as of June 30, 2018 and (ii) a slight increase in the discount rate of 2%, with respect to the last quarter of 2017.

The cash generating units of Pemex Exploration and Production are investment projects in productive fields with hydrocarbon reserves associated with proved reserves (1P). These productive hydrocarbon fields contain varying degrees of heating power consisting of a set of wells and are supported by fixed assets associated directly with production, such as pipelines, production facilities, offshore platforms, specialized equipment and machinery.

Each project represents the smallest unit which can concentrate the core revenues, with clear costs and expenses that enable future cash flows (value in use) to be determined.

To determine the value in use of long-lived assets associated to hydrocarbon extraction, the net present value of reserves is determined based on the following assumptions:

Average crude oil price	61.08 USD/bl
Average gas price	4.17 USD/mpc
Average condensates price	36.85 USD/bl
Discount rate	14.72% annual

The total forecast production, calculated with a horizon of 25 years is 6,625 million bpce.

Pemex Exploration and Production determines the recoverable amount of fixed assets based on the long-term estimated prices for Pemex Exploration and Production’s proved reserves (1P). The recoverable amount on each asset is the value in use.

Cash Generating Units of Pemex Industrial Transformation

As of June 30, 2018, Pemex Industrial Transformation recognized a reversal of impairment of Ps. 7,803,065.

The reversal of impairment was in the following cash generating units:

Minatitlán Refinery	Ps.	10,851,186
Madero Refinery		8,480,880
Salina Cruz Refinery		(11,529,001)

Net reversal of impairment	Ps.	7,803,065

The reversal of impairment was mainly due to (i) an increase in income related to transportation fees; (ii) the appreciation of the U.S. dollar against the peso, from a peso—U.S. dollar exchange rate of Ps. 19.7867 to U.S. $1.00 as of December 31, 2017 to a peso—U.S. dollar exchange rate of Ps. 19.8633 to U.S. $1.00 as of June 30, 2018; and (iii) an increase in the discount rate of cash generating units of refined products, gas and aromatics by 0.2%, 5% and 0.3%, respectively. The impairment of the Salina Cruz refinery resulted from cash flows being insufficient to cover the net value of the assets, mainly due to the temporary closing of operations for major maintenance of the refinery’s plants.

Cash-generating units in Pemex Industrial Transformation are processing centers grouped according to their types of processes as refineries, gas complex processors, and petrochemical centers. These centers produce various finished products for direct sale to or intermediate products that can be processed in another of its cash generating units or by a third party. Each processing center of Industrial Transformation represents the smallest unit that can concentrate the core revenues, with clear costs and expenses that enable future cash flows (value in use) to be determined.

Cash flows determination is made based on PEMEX’s business plans, operating financial programs, forecasts of future prices of products related to the processes of the cash generating units, budget programs and different statistic models that consider historical information of processes and the capacity of different processing centers.

To determine the value in use of long-lived assets associated with the cash-generating units of Pemex Industrial Transformation, the net present value of cash flows was determined based on the following assumptions:

	Refining	Gas	Petrochemicals
Average crude oil Price	52.3 U.S. dollars	N.A.	N.A.
Processed volume	1,100 mbd	3,085 mmpcd of sour gas	Variable because the load inputs are diverse
Rate of U.S. dollar	Ps.19.8633 mxp/usd	Ps.19.8633 mxp/usd	Ps.19.8633 mxp/usd
Useful lives of the cash generating units	Average 14 years	Average 8 years	Average 7 years
Discount rate	11.76% anually	10.82% anually	9.33% anually
Period	2019-2034	2019-2029	2019-2024

The recoverable amount of assets is based on each asset’s value in use. The value in use for each asset is calculated based on cash flows, taking into consideration the volumes to be produced and sales to be carried out. As of June 30, 2018, the value in use for the impairment or reversal of impairment of fixed assets was as follows:

Minatitlán Refinery	Ps. 41,290,257
Madero Refinery	20,843,922

Ps. 62,134,179

Cash Generating Units of Pemex Fertilizers

Cash generating units are plants used in the ammonia process.

The recoverable amount of assets is based on each asset’s value in use. To determine cash flows, volumes to be produced and sales to be carried out were taken into consideration. The discount rate used was 9.33%.

As of June 30, 2018, Pemex Fertilizers recognized an impairment of Ps. 2,154,016. The impairment is presented as a separate line item in the consolidated statement of comprehensive income.

NOTE 14. INTANGIBLE ASSETS, NET

At June 30, 2019 and December 31, 2018, intangible assets, net amounted to Ps. 12,565,069 and Ps.13,720,540, respectively, as follows:

a.	Wells unassigned to a reserve

	June 30, 2019	December 31, 2018	June 30, 2018
Wells unassigned to a reserve:
Balance at the beginning of period	9,779,239	9,088,563	9,088,563
Additions to construction in progress	6,125,723	20,352,351	9,810,680
Transfers against expenses	(2,794,486)	(12,934,906)	(8,447,877)
Transfers against fixed assets	(4,252,187)	(6,726,769)	(2,359,312)

Balance at the end of period	Ps. 8,858,289	Ps. 9,779,239	Ps. 8,092,054

b.	Other intangible assets

	June 30, 2019	December 31, 2018
Rights of way	2,357,608	2,352,066
Licenses	4,269,671	4,214,635
Exploration expenses, evaluation of assets and concessions	2,228,376	2,255,551
Accumulated amortization	(5,148,885)	(4,880,951)

Balance at the end of period	Ps. 3,706,770	Ps. 3,941,301

NOTE 15. MEXICAN GOVERNMENT LONG-TERM NOTES RECEIVABLE AND OTHER ASSETS

A.	Long-term notes receivable

As of June 30, 2019 and December 31, 2018, the balance of long-term notes receivable was as follows:

	June 30, 2019	December 31, 2018
Promissory notes issued by the Mexican Government	117,804,927	118,827,894
Other long-term notes receivable (1)	972,430	1,000,704

Total long-term notes receivable	Ps. 118,777,357	Ps. 119,828,598

(1)	Mainly collection rights related to Value Added Tax from the non-recourse factoring contract between Pemex Logistics and Banco Mercantil del Norte, S.A.

Promissory notes issued by the Mexican Government

	June 30, 2019	December 31, 2018
Long-term promissory notes issued by the Mexican Government	122,592,687	156,981,745
Less: current portion of notes receivable issued by the Mexican Government	4,787,760	38,153,851

Long-term promissory notes	Ps. 117,804,927	Ps. 118,827,894

On December 24, 2015, the SHCP published in the Official Gazette of the Federation the Disposiciones de carácter general relativas a la asunción por parte del Gobierno Federal de obligaciones de pago de pensiones y jubilaciones a cargo de Petróleos Mexicanos y sus empresas productivas subsidiarias (General provisions regarding the assumption by the Mexican Government of the payment obligations related to pensions and retirement plans of Petróleos Mexicanos and its productive state-owned subsidiaries). These regulations stated the terms, conditions, financing mechanisms and payment arrangements pursuant to which the SHCP would assume a portion of the payment obligations related to PEMEX’s pensions and retirement plans. An independent expert reviewed the calculation, the methodology used, the maturity profile and all of the information provided by PEMEX.

In accordance with these provisions and prior to the completion of the independent expert’s review described above, on December 24, 2015, the Mexican Government issued in advance payment, through the SHCP, a Ps. 50,000,000 non-negotiable promissory note due December 31, 2050 payable to Petróleos Mexicanos. The promissory note, which accrued interest at a rate of 6.93% per year, was recognized as a long-term note receivable in non-current assets once the independent expert named by SHCP concluded its review.

On August 5, 2016, Petróleos Mexicanos received promissory notes issued by the Mexican Government at a value of Ps. 184,230,586 as of June 29, 2016, as part of the Mexican Government’s assumption of a portion of the payment liabilities related to Petróleos Mexicanos and Subsidiary Entities’ pensions and retirement plans, which notes were delivered in exchange for the Ps. 50,000,000 promissory notes issued to Petróleos Mexicanos on December 24, 2015. On August 15, 2016, Petróleos Mexicanos exchanged Ps. 47,000,000 of these promissory notes for short-term floating rate Mexican Government debt securities, known as Bonos de Desarrollo del Gobierno Federal (Development Bonds of the Mexican Government or “BONDES D”). Petróleos Mexicanos then sold the BONDES D to Mexican development banks at market prices.

Petróleos Mexicanos recognized a Ps. 135,439,612 increase in equity as a result of the Ps. 184, 230,586 of the promissory notes as of June 29, 2016, minus the Ps. 50,000,000 promissory note received by Petróleos Mexicanos on December 24, 2015, plus a Ps. 1,209,026 increase in the value of the promissory notes from June 29, 2016 to August 15, 2016, the date on which PEMEX received the promissory notes.

As of June 30, 2019 and December 31, 2018, these promissory notes amounted to Ps. 117,804,927 and Ps. 118,827,894, respectively. PEMEX intends to hold them to maturity. These promissory notes will be converted into cash with annual maturity dates from 2020 up to 2036, ranging a yield rate from 5.39% to 7.00% as follows:

As of June 30, 2019
Number of Promissory Notes	Maturity	Yield Rate Range	Principal Amount
1	2020	5.39%	4,787,760
1	2021	5.57%	5,687,136
1	2022	5.74%	6,317,444
1	2023	5.88%	6,908,240
1	2024	5.99%	7,314,070
5	2025-2029	6.06% to 6.62%	38,785,090
5	2030-2034	6.70% to 6.90%	38,379,397
2	2035-2036	6.95% to 7.00%	14,413,550

Total promissory notes			122,592,687
Less: current portion			4,787,760

Long-term notes receivable			Ps. 117,804,927

From January 1 to June 30, 2019 and 2018 PEMEX recognized Ps. 4,315,294 and Ps. 4,764,834, respectively in accrued yields from these promissory notes. This amount was recognized as financing income in the consolidated statement of comprehensive income.

Yield rates for these promissory notes are fixed all throughout their lifespans and up to their maturities. In addition, PEMEX believes the promissory notes do not have a credit risk because they are issued by the Mexican Government in Mexican pesos. The expected credit losses as of June 30, 2019 are zero.

B.	Other assets

As of June 30, 2019 and December 31, 2018, the balance of other assets was as follows:

	June 30, 2019	December 31, 2018
Insurance	1,319,855	3,591,079
Payments in advance	1,287,462	1,114,513
Other	1,806,853	1,720,218

Total other assets	Ps. 4,414,170	Ps. 6,425,810

NOTE 16. DEBT

The Federal Income Law applicable to PEMEX as of January 1, 2019, published in the Official Gazette of the Federation on December 28, 2018, authorized Petróleos Mexicanos and its Subsidiary Entities to incur an internal net debt up to Ps. 4,350,000 and an external net debt up to U.S. $5,422,500. PEMEX can incur additional internal or external debt, as long as the total amount of net debt (Ps. 112,000,000 equivalent to U.S. $5,640,000) does not exceed the ceiling established by the Federal Income Law.

The Board of Directors approves the terms and conditions for the incurrence of obligations that constitute public debt of Petróleos Mexicanos for each fiscal year, in accordance with the Petróleos Mexicanos Law and the Reglamento de la Ley de Petróleos Mexicanos (Regulations to the Petróleos Mexicanos Law). These terms and conditions are promulgated in accordance with the guidelines approved by the SHCP for Petróleos Mexicanos for the respective fiscal year.

During the period from January 1 to June 30, 2019, PEMEX participated in the following financing activities:

•	On June 19, 2019, Petróleos Mexicanos entered into a credit line of Ps. 5,000,000 at a rate to TIIE plus 115 basis points, due July 2019.

•	On June 28, 2019, Petróleos Mexicanos entered into a U.S. $5,500,000 revolving credit facility due 2024 and a U.S. $2,500,000 term loan facility due 2024.

As of June 30, 2019, Petróleos Mexicanos had U.S. $7,450,000 and Ps. 29,000,000 in available credit lines in order to ensure liquidity, of which U.S. $2,610,000 and Ps. 15,000,000 are available.

All the financing activities were guaranteed by Pemex Exploration and Production, Pemex Industrial Transformation, Pemex Drilling and Services and Pemex Logistics.

From January 1 to June 30, 2019, HHS obtained U.S. $10,290,000 from its revolving credit line and repaid U.S. $10,770,000. As of December 31, 2018, the outstanding amount under this revolving credit line was U.S. $700,000. As of June 30, 2019, the outstanding amount under this revolving credit line was U.S. $220,000.

Various financial transactions (including credit facilities and bond issuances) require compliance with various covenants that, among other things, place restrictions on the following types of transactions by PEMEX, subject to certain exceptions:

•	The sale of substantial assets essential for the continued operations of its business.

•	The incurrence of liens against its assets.

•	Transfers, sales or assignments of rights to payment not yet earned under contracts for the sale of crude oil or natural gas, accounts receivable or other negotiable instruments.

As of June 30, 2019 and December 31, 2018 and as of the date of the issuance of these unaudited condensed consolidated interim financial statements, PEMEX was in compliance with the covenants described above.

The following table presents the roll-forward of total debt of PEMEX for each of the periods ended June 30, 2019 and December 31, 2018, which includes short and long-term debt:

	June 30, 2019 (i)	June 30, 2018 (i)
Changes in total debt:
At the beginning of the period	Ps. 2,082,286,116	Ps. 2,037,875,071
Transfers to lease liabilities	(36,956,930)	—
Loans obtained – financing institutions	420,345,102	449,914,696
Debt payments	(414,060,095)	(414,288,664)
Accrued interest	57,016,407	56,972,817
Interest paid	(60,481,958)	(58,895,042)
Foreign exchange	(47,226,795)	(1,246,452)

At the end of the period	Ps. 2,000,921,847	Ps. 2,070,332,426

(i)	These amounts include accounts payable by Financed Public Works Contracts (“FPWC”) (formerly known as Multiple Services Contracts), which do not generate cash flows.

As of June 30, 2019 and December 31, 2018, PEMEX used the following exchange rates to translate the outstanding balances in foreign currencies to pesos in the statement of financial position:

	June 30, 2019	December 31, 2018
U.S. dollar	19.1685	19.6829
Japanese yen	0.1779	0.1793
Pounds sterling	24.3056	25.0878
Euro	21.7907	22.5054
Swiss francs	19.6277	19.9762
Canadian dollar	14.6268	14.4138
Australian dollar	13.4179	13.8617

NOTE 17. FINANCIAL INSTRUMENTS

a.	Accounting classifications and fair values of financial instruments

The following tables present information about PEMEX’s carrying amounts and fair values of financial assets and financial liabilities, including their levels in the fair value hierarchy, as of June 30, 2019 and December 31, 2018. It does not include fair value information for financial assets and financial liabilities not measured at fair value if the carrying amount is a reasonable approximation of fair value.

	Carrying amount								Fair value hierarchy
As of June 30, 2019 In thousands of pesos	FVTPL		FVOCI – debt instruments	FVOCI – equity instruments	Financial assets at amortized cost	Other financial liabilities	Total carrying amount		Level 1	Level 2	Level 3	Total
Financial assets measured at fair value
Derivative financial instruments	Ps.	19,721,166	—	—	—	—	Ps.	19,721,166	—	19,721,166	—	19,721,166
Equity instruments		—	—	245,440	—	—		245,440	—	245,440	—	245,440

Total	Ps.	19,721,166	—	245,440	—	—	Ps.	19,966,606
Financial assets not measured at fair value
Cash and cash equivalents	Ps.	—	—	—	44,419,226	—	Ps.	44,419,226	—	—	—	—
Accounts receivable, net		—	—	—	181,929,754	—		181,929,754	—	—	—	—
Investments in joint ventures, associates and other		—	—	—	16,203,794	—		16,203,794	—	—	—	—
Long-term notes receivable		—	—	—	123,565,117	—		123,565,117	—	—	—	—

Total	Ps.	—	—	—	366,117,891	—	Ps.	366,117,891
Financial liabilities measured at fair value
Derivative financial instruments	Ps.	(16,516,449)	—	—	—	—	Ps.	(16,516,449)	—	(16,516,449)	—	(16,516,449)

Total	Ps.	(16,516,449)	—	—	—	—	Ps.	(16,516,449)
Financial liabilities not measured at fair value
Suppliers	Ps.	—	—	—	—	(129,055,001)	Ps.	(129,055,001)	—	—	—	—
Accounts and accrued expenses payable		—	—	—	—	(24,648,915)		(24,648,915)	—	—	—	—
Leases		—	—	—	—	(99,370,796)		(99,370,796)	—	(105,830,735)	—	(105,830,735)
Debt		—	—	—	—	(2,000,921,847)		(2,000,921,847)	—	(1,905,835,048)	—	(1,905,835,048)

Total	Ps.	—	—	—	—	(2,253,996,559)	Ps.	(2,253,996,559)

	Carrying amount								Fair value hierarchy
As of December 31, 2018 In thousands of pesos	FVTPL		FVOCI – debt instruments	FVOCI – equity instruments	Financial assets at amortized cost	Other financial liabilities	Total carrying amount		Level 1	Level 2	Level 3	Total
Financial assets measured at fair value
Derivative financial instruments	Ps.	22,382,277	—	—	—	—	Ps.	22,382,277	—	22,382,277	—	22,382,277
Equity instruments		—	—	245,440	—	—		245,440	—	245,440	—	245,440

Total	Ps.	22,382,277	—	245,440	—	—	Ps.	22,627,717
Financial assets not measured at fair value
Cash and cash equivalents	Ps.	—	—	—	81,912,409	—	Ps.	81,912,409	—	—	—	—
Accounts receivable, net		—	—	—	167,139,778	—		167,139,778	—	—	—	—
Investments in joint ventures, associates and other		—	—	—	16,841,545	—		16,841,545	—	—	—	—
Long-term notes receivable		—	—	—	157,982,449	—		157,982,449	—	—	—	—

Total	Ps.	—	—	—	423,876,181	—	Ps.	423,876,181
Financial liabilities measured at fair value
Derivative financial instruments	Ps.	(15,895,245)	—	—	—	—	Ps.	(15,895,245)	—	(15,895,245)	—	(15,895,245)

Total	Ps.	(15,895,245)	—	—	—	—	Ps.	(15,895,245)
Financial liabilities not measured at fair value
Suppliers	Ps.	—	—	—	—	(149,842,712)	Ps.	(149,842,712)	—	—	—	—
Accounts and accrued expenses payable		—	—	—	—	(24,917,669)		(24,917,669)	—	—	—	—
Debt		—	—	—	—	(2,082,286,116)		(2,082,286,116)	—	(1,913,377,218)	—	(1,913,377,218)

Total	Ps.	—	—	—	—	(2,257,046,497)	Ps.	(2,257,046,497)

Debt is valued and registered at amortized cost and the fair value of debt is estimated using quotes from major market sources which are then adjusted internally using standard market pricing models. As a result of relevant assumptions, the estimated fair value does not necessarily represent the actual terms at which existing transactions could be liquidated or unwound.

b.	Fair value hierarchy

PEMEX values the fair value of its financial instruments under standard methodologies commonly applied in the financial markets. PEMEX’s related assumptions and inputs therefore fall under the three Levels of the fair value hierarchy for market participant assumptions, as described below.

The fair values determined by Level 1 inputs utilize quoted prices in active markets for identical assets or liabilities. Fair values determined by Level 2 inputs are based on quoted prices for similar assets or liabilities in active markets, and inputs other than quoted prices that are observed for assets or liabilities. Level 3 inputs are unobservable inputs for the assets or liabilities, and include situations where there is little, if any, market activity for the assets or liabilities.

Management uses appropriate valuation techniques based on the available inputs to measure the fair values of PEMEX’s applicable financial assets and liabilities.

When available, PEMEX measures fair value using Level 1 inputs, because they generally provide the most reliable evidence of fair value.

c.	Fair value of DFIs

PEMEX periodically evaluates its exposure to international hydrocarbon prices, interest rates and foreign currencies and uses DFIs as a mitigation mechanism when potential sources of market risk are identified.

PEMEX monitors the fair value of its DFI portfolio on a periodic basis. The fair value represents the price at which one party would assume the rights and obligations of the other and is calculated for DFIs through models commonly used in the international financial markets, based on inputs obtained from major market information systems and price providers. Therefore, PEMEX does not have an independent third party to value its DFIs.

PEMEX calculates the fair value of its DFIs through the tools developed by its market information providers such as Bloomberg, and through valuation models implemented in software packages used to integrate all of PEMEX´s business areas and accounting, such as SAP (System Applications Products). PEMEX does not have policies to designate a calculation or valuation agent.

PEMEX’s DFI portfolio is composed primarily of swaps, for which fair value is estimated by projecting future cashflows and discounting them with the corresponding discount factor; for currency options, this is done through the Black and Scholes Model, and for crude oil options, through the Levy model for Asian options.

According to IFRS 13 “Fair Value Measurement”, the mark-to-market (“MtM”) value of DFIs must reflect the creditworthiness of the parties. Consequently, the fair value of a DFI takes into account the risk that either party may default on its obligation. Due to the above, PEMEX applies the credit value adjustment (“CVA”) method to calculate the fair value of its DFIs.

Because PEMEX’s hedges are cash flow hedges, their effectiveness is preserved regardless of the variations in the underlying assets or reference variables, thus asset flows are fully offset by liabilities flows. Therefore, it is not necessary to measure or monitor the hedges’ effectiveness.

PEMEX’s DFIs’ fair-value assumptions and inputs fall under Level 2 of the fair value hierarchy.

d.	Accounting treatment applied and impact in the financial statements

PEMEX enters into derivatives transactions with the sole purpose of hedging financial risks related to its operations, firm commitments, planned transactions and assets and liabilities recorded on its statement of financial position. Nonetheless, some of these transactions do not qualify for hedge accounting treatment because they do not meet the requirements of the accounting standards for designation as hedges. They are therefore recorded in the financial statements as instruments entered into for trading purposes, despite the fact that their cash flows are offset by the cash flows of the positions (assets or liabilities) to which they relate. As a result, the changes in their fair value are recognized in the “Derivative financial instruments (cost) income, net” line item in the consolidated statement of comprehensive income.

As of June 30, 2019 and December 31, 2018, the net fair value of PEMEX’s DFIs (including both DFIs that have not reached maturity and those that have reached maturity but have not been settled), recognized in the consolidated statement of financial position, was Ps. 3,204,717 and Ps. 6,487,032, respectively. As of June 30, 2019 and December 31, 2018, PEMEX did not have any DFIs designated as hedges for accounting purposes.

All of PEMEX’s DFIs are treated, for accounting purposes, as instruments entered into for trading purposes, therefore any change in their fair value, caused by any act or event, impacts directly in the “Derivative financial instruments (cost) income, net” line item in the consolidated statement of comprehensive income.

For the periods ended June 30, 2019 and 2018, PEMEX recognized a loss of Ps. 11,477,510 and Ps. 9,292,906, respectively, in the “Derivative financial instruments (cost) income, net” line item with respect to DFIs treated as instruments entered into for trading purposes.

In accordance with established accounting policies, PEMEX has analyzed the different contracts that PEMEX has entered into and has determined that according to the terms thereof none of these agreements meet the criteria to be classified as embedded derivatives. Accordingly, as of June 30, 2019 and December 31, 2018, PEMEX did not recognize any embedded derivatives (foreign currency or index).

As of June 30, 2019, PEMEX recognized a gain of Ps. 6,497,105, in the “Derivative financial instruments (cost) income, net” line item which resulted from changes in the fair value of accounts receivable from the sale of hydrocarbons whose performance obligations have been met and whose determination of the final price is indexed to future prices of the hydrocarbons.

F - 44

NOTE 18. PROVISIONS FOR SUNDRY CREDITORS

As of June 30, 2019 and December 31, 2018, the provisions for sundry creditors and others is as follows:

	June 30, 2019	December 31, 2018
Provision for plugging of wells (Note 13)	83,952,700	84,050,900
Provision for trials in process (Note 20)	6,838,518	6,483,078
Provision for environmental costs	11,345,074	11,219,278

	Ps. 102,136,292	Ps. 101,753,256

NOTE 19. EQUITY (DEFICIT), NET

A.	Certificates of Contribution “A”

The capitalization agreement between Petróleos Mexicanos and the Mexican Government states that the Certificates of Contribution “A” constitute permanent capital.

On December 24, 2015, the Mexican Government, through the SHCP, issued a non-negotiable promissory note of Ps. 50,000,000 due December 31, 2050 for the assumption by the Mexican Government of the payment obligations related to pensions and retirement plans of Petróleos Mexicanos and its Subsidiary Entities (see Note 15-A).

On April 21, 2016, the Mexican Government made an equity contribution to Petróleos Mexicanos in the amount of Ps. 26,500,000 following the guidelines established in the Ley Federal de Presupuesto y Responsabilidad Hacendaria (“the Federal Budget and Fiscal Responsibility”). This contribution was recognized as an increase in Certificates of Contribution “A.”

On August 3, 2016, the Mexican Government issued Ps. 184,230,586 in exchange for the Ps. 50,000,000 non-negotiable promissory note issued to Petróleos Mexicanos on December 24, 2015, which was recognized as a Ps. 135,439,612 increase in equity. The Ps. 135,439,612 increase in equity was the result of the Ps. 184,230,586 value of the promissory notes as of June 29, 2016, minus the Ps. 50,000,000 promissory note received by Petróleos Mexicanos on December 24, 2015, plus a Ps. 1,209,026 increase in the value of the promissory notes from June 29, 2016 to August 15, 2016, the date on which Petróleos Mexicanos received the promissory notes (see Note 15-A). During the first six-months of 2019 Petróleos Mexicanos received Ps. 25,000,000 from the Mexican Government, to help improve PEMEX´s financial position and increase PEMEX’s production and, in turn, its profitability, as part of the Strengthening Program for Petróleos Mexicanos.

PEMEX’s permanent equity is as follows:

Amount
Certificates of Contribution “A” as of December 31, 2016	Ps. 356,544,447
Increase in Certificates of Contribution “A” during 2017	—

Certificates of Contribution “A” as of December 31, 2017	356,544,447
Increase in Certificates of Contribution “A” during 2018	—

Certificates of Contribution “A” as of December 31, 2018	Ps. 356,544,447
Increase in Certificates of Contribution “A” during 2019	25,000,000

Certificates of Contribution “A” as of June 30, 2019	Ps. 381,544,447

B.	Mexican Government contributions

As of June 30, 2019 and December 31, 2018 there were no Mexican Government contributions.

C.	Legal reserve

Under Mexican law, each of the Subsidiary Companies is required to allocate a certain percentage of its net income to a legal reserve fund until the fund reaches an amount equal to a certain percentage of each Subsidiary Company’s capital stock.

As of June 30, 2019 and December 31, 2018, there were no changes to the legal reserve.

D.	Accumulated other comprehensive income (loss)

As a result of the discount rate analysis related to employee benefits liability, for the six-month period ended June 30, 2019, PEMEX recognized net actuarial losses in other comprehensive income (loss) net of deferred income tax for Ps. 148,968,103 related to retirement and post-employment benefits as a result of a decrease in discount and return on plan assets’ rates, which mainly took place in the second quarter of 2019.

E.	Accumulated deficit from prior years

PEMEX has recorded negative earnings in the past several years. However, the Ley de Concursos Mercantiles (“Commercial Bankruptcy Law of Mexico”) is not applicable to Petróleos Mexicanos and the Subsidiary Entities. Furthermore, the financing agreements to which PEMEX is a party do not provide for financial covenants that would be breached or events of default that would be triggered as a consequence of negative equity.

F.	Non-controlling interest

Effective July 1, 2005, PEMEX entered into an option agreement with BNP Paribas Bank & Trust Cayman Limited , giving an option to acquire 100% of the shares of Pemex Finance, Ltd.; the option was not exercised and was terminated on July 20, 2015. On July 1, 2015, PEMEX also entered into a new option agreement with SML Trustees Limited to acquire 100% of the shares of Pemex Finance, Ltd, which allows PEMEX to have control over Pemex Finance Ltd. because of the potential voting rights. As of the date of these consolidated financial statements the option agreement has been exercised.

Until November 30, 2018, the financial results of Pemex Finance, Ltd. were included in the consolidated financial statements of PEMEX. Under IFRS, variations in income and equity from Pemex Finance, Ltd. were presented in the consolidated statements of changes in equity (deficit), net as “non-controlling interest”, and as net income and comprehensive income for the year, attributable to non-controlling interest, in the consolidated statements of comprehensive income, due to the fact that PEMEX did not own any of the shares of Pemex Finance, Ltd.

On December 17, 2018, PEMEX exercised its option to purchase all shares of Pemex Finance Ltd., and as of December 31, 2018, this company is no longer presented as a “non-controlling interest”.

Similarly, because PEMEX does not currently own all of the shares of PMI CIM, HJ BARRERAS and COMESA, variations in income and equity from these entities are also presented in the consolidated statements of changes in equity (deficit) as “non-controlling interest.”

As of June 30, 2019, December 31, 2018 and June 30, 2018, non-controlling interest represented gains of Ps. 370,400, Ps. 477,118 and Ps.970,524, respectively, in PEMEX’s equity (deficit).

NOTE 20. CONTINGENCIES

In the ordinary course of business, PEMEX is named in a number of lawsuits of various types. PEMEX evaluates the merit of each claim and assesses the likely outcome. PEMEX has not recorded provisions related to ongoing legal proceedings due to the fact that an unfavorable resolution is not expected in such proceedings, with the exception of the provisions described in further detail in this Note.

PEMEX is involved in various civil, tax, criminal, administrative, labor and commercial lawsuits and arbitration proceedings. The results of these proceedings are uncertain as of the date of these unaudited condensed consolidated interim financial statements. As of June 30, 2019, and December 31, 2018, PEMEX had accrued a reserve of Ps. 6,838,518, and Ps. 6,483,078, respectively, for these contingent liabilities.

As of June 30, 2019, the current status of the principal lawsuits in which PEMEX is involved is as follows:

•

On April 4, 2011, Pemex Exploration and Production was summoned before the Séptima Sala Regional Metropolitana (“Seventh Regional Metropolitan Court”) of the Tribunal Federal de Justicia Fiscal y Administrativa (“Tax and Administrative Federal Court”) in connection with an administrative claim (No. 4957/11-17-07-1) filed by EMS Energy Services de México, S. de R.L. de C.V. and Energy Maintenance Services Group I. LLC requesting that Pemex Exploration and Production’s termination of the public works contract be declared null and void. In a concurrent proceeding, the plaintiffs also filed an administrative claim (No. 13620/15-17-06) against Pemex Exploration and Production before the Sexta Sala Regional Metropolitana (“Sixth Regional Metropolitan Court”) of the Tax and Administrative Federal Court in Mexico City seeking damages totaling U.S. $193,713 related to the above-mentioned contract. Pemex Exploration and Production filed a response requesting the two administrative claims be joined in a single proceeding, which was granted on May 10, 2016 by the Seventh Regional Metropolitan Court. On May 3, 2017, the proceeding was closed for a judgment to be issued. On April 30, 2019, a judgment was issued by the Segunda Sección de la Sala Superior (“Second Section of the Superior Court”) in favor of Pemex Exploration and Production. On June 25, 2019, the plaintiffs filed an amparo (D.A. 397/2019) before the Tercer Tribunal Colegiado en Materia Administrativa del Primer Circuito (“Third Administrative Joint Court of the First Circuit”). As of the date of these financial statement, a final resolution is still pending.

•

On June 11, 2015, the Segunda Sala Regional del Noreste (“Second Regional Northeast Court”) notified Pemex Industrial Transformation of an administrative claim (file no. 2383/15-06-02-4) filed by Severo Granados Mendoza, Luciano Machorro Olvera and Hilario Martínez Cerda, as President, Secretary and Treasurer of the Ejido Tepehuaje, seeking Ps. 2,094,232 in damages due to a hydrocarbon spill on their land. Pemex Industrial Transformation filed a response to this claim. Each party filed its expert’s environmental opinion and Second Regional Northeast Court appointed an independent expert, who issued his opinion on June 6, 2018 stating that no damages were caused. On June 22, 2018, the pleadings stage was opened. On August 31, 2018, pleadings were filed. On September 11, 2018, the proceeding was closed and the file was sent to the Superior Court, and, on October 11, 2018, it was accepted for a judgment to be issued. On May 6, 2019, a judgment was issued in favor of Pemex Industrial Transformation. On June 19, 2019, the plaintiffs filed an amparo against this resolution before the Vigésimo Primero Tribunal Colegiado en Materia Administrativa del Primer Circuito (“Twenty-first Administrative Joint Court of the First Circuit”). As of the date of these financial statement, a final resolution is still pending.

•

On July 8, 2011, Pemex Exploration and Production was summoned in connection with an administrative claim (no. 4334/1111026) filed by Compañía Petrolera La Norma, S.A., against the Chief Executive Officer of Petróleos Mexicanos and the Chief Executive Officer of Pemex-Exploration and Production before the Segunda Sala Regional Hidalgo-México (“Hidalgo-Mexico Second Regional Court”) of the Tax Administrative Federal Court in Tlalnepantla, Estado de México. The plaintiff is seeking compensation for the cancellation of its alleged petroleum rights concessions and damages for up to Ps.1,552,730. On August 20, 2014, the proceeding was sent to the Second Section of The Superior Court of the Tax and Administrative Federal Court (4334/11-11-02-6/1337/14-S2-07-04). On September 7, 2017, a motion was filed questioning a signature’s authenticity. On December 4 and 5, 2017, a documentary expert’s opinion was filed by the plaintiff and a new expert was designated by Pemex Exploration and Production to issue his opinion. On April 18, 2018, each party filed its pleadings and the claim was sent to the Second Section of the Superior Court. On September 20, 2018, the Superior Court ruled that the plaintiff did not provide evidence to support its claim. The plaintiff filed an amparo (D.A. 731/2018) against this resolution and Pemex Exploration and Production filed its response. On May 17, 2019, the Décimo Noveno Tribunal Colegiado en Materia Administrativa del Primer Circuito (Nineteenth Administrative Joint Court of the First Circuit) issued a judgment requesting the Supreme Court to hear this claim. As of the date of these financial statement, its admission to the Supreme Court is still pending.

•

On December 12, 2017, Pemex Exploration and Production was summoned in connection with an arbitration claim (no. 23217/JPA) filed by SUBSEA 7 de México, S. de R. L. de C.V. (“SUBSEA 7”) seeking U.S. $153,000 related to additional expenses in connection with a pipelines construction contracts (No. 420832856 and 420833820). On January 5, 2018 Pemex Exploration and Production filed a response to this claim. The appointment of the chairperson of the arbitration trial is still pending. On September 14, 2018, the defendant received the claim briefs including documentation and related evidence, and the amount sought under this claim was increased to U.S. $310,484. On January 4, 2019 a response was filed by the defendant. On February 14, 2019, SUBSEA 7 filed its reply. On April 5, 2019 Pemex Exploration and Production filed its rejoinder. In June 2019, a hearing was held. As of the date of these financial statements the pleadings to be filed by the parties are still pending.

•

On August 1, 2017, Pemex Exploration and Production was summoned in connection with an administrative claim (no. 11590/17-17-06-2) filed by Proyectos y Cimentaciones Industriales, S.A. de C.V. before the Sixth Regional Metropolitan Court seeking Ps. 800,000 and U.S. $12.82 and to have the settlement certificate dated March 22, 2017 related to services agreement declared null and void. On September 25, 2017 Pemex Exploration and Production filed a response to this claim. On September 4, 2018, the parties filed their pleadings. The claim was submitted to the Superior Court. As of the date of these financial statements, a final judgment is still pending. On May 16, 219, the Second Section of the Superior Court issued a judgment in favor of Pemex Exploration and Production. On July 1, 2019, the Décimo Primer Tribunal Colegiado en Materia Administrativa (Eleventh Administrative Joint Court) admitted an amparo (no. 399/2019) filed by the plaintiffs. As of the date of these financial statement, a final resolution is still pending.

•

In March 2018, Pemex Drilling and Services was summoned before the International Centre for Dispute Resolution of the American Arbitration Association in connection with an arbitration claim (No. 01-18-0001-1499) filed by Loadmaster Universal Rigs, Inc., Loadmaster Drilling Technologies, LLC, Ulterra Drilling Technologies Mexico, S.A. de C.V. and Kennedy Fabricating, LLC seeking U.S.$ 139,870 in connection with the construction and acquisition of two pieces of modular drilling equipment for approximately U.S. $139,870. On June 6, 2018, the plaintiffs responded to the counterclaim filed by Pemex Drilling and Services. On September 28, 2018, Pemex Drilling and Services filed a motion rejecting the jurisdiction of the arbitration. On December 19, 2018, the parties exchanged documentation. On February 11, 2019 the plaintiffs filed their first brief. On March 29, 2019 the defendants filed their response. On April 29, 2019 the plaintiffs filed their second brief. On June 17, 2019, the defendants filed their rejoinders. The hearing is scheduled for September 2019 in Mexico City. As of the date of these financial statement, a final resolution is still pending.

•

On February 6, 2019, the Sala Regional del Golfo Norte (North Gulf Regional Court) of Federal Court of Justice for Tax and Administrative Matters summoned Pemex Drilling and Services in connection with a claim (752/17-18-01-7) filed by Micro Smart System of Mexico, S. de R.L. de C.V., challenging a settlement statement dated March 14, 2017 related to a works contract number 424049831 dated December 9, 2009, seeking the payment of: U.S. $240,448 for work performed and U.S. $284 for work estimates. On February 22, 2019, Pemex Drilling and Services filed a motion against the resolution that admitted this claim. On March 13, 2019, two resolutions were notified: 1) On February 19, 2019, a judgment issued on November 15, 2018 related to an amparo filed was issued (No. 179/2018); and 2) on February 26, 2019, a complaint motion filed by Pemex Drilling and Services was admitted against the resolution admitting this claim, which was notified to the plaintiff on March 19, 2019 and denied on April 10, 2019. On May 18, 2019, a response to this claim was admitted and evidence was filed by the defendant, which were rejected by the plaintiff on May 24, 2019. As of the date of these financial statement, pleadings to be filed by the parties are still pending.

The results of these proceedings are uncertain until their final resolutions are issued by the appropriate authorities. PEMEX has recorded liabilities for loss contingencies when it is probable that a liability has been incurred and the amount thereof can be reasonably estimated. When a reasonable estimation could not be made, qualitative disclosure was provided in the notes to these consolidated financial statements. PEMEX does not disclose amounts accrued for each individual claim because such disclosure could adversely affect PEMEX’s legal strategy, as well as the outcome of the related litigation.

NOTE 21. SUBSEQUENT EVENTS

Between July 1 to September 6, 2019, HHS obtained U.S. $ 3,396,000 and repaid U.S. $3,616,000 in financing from its revolving credit lines. As of June 30, 2019, the outstanding amount was U.S. $ 220,000. As of September 6, 2019, there was no outstanding amount.

As of September 9, 2019, the Mexican peso-U.S. dollar exchange rate was Ps. 19.6834 per U.S. dollar, which represents a 2.7% depreciation of the value of the peso in U.S. dollar terms as compared to the exchange rate as of June 30, 2019, which was Ps. 19.1685 per U.S. dollar.

As of September 9, 2019, the weighted average price of the crude oil exported by PEMEX was U.S. $ 57.54 per barrel. This represents a price decrease of approximately 6.1% as compared to the average price as of June 30, 2019, which was U.S. $61.28 per barrel.

On July 25, 2019, as a result of the merger of Pemex Drilling and Services into Pemex Exploration and Production and of Pemex Ethylene into Pemex Industrial Transformation, the Board of Directors of Petróleos Mexicanos issued the Declaratoria de Extinción de Pemex Perforación y Servicios (Declaration of Extinction of Pemex Drilling and Services) and the Declaratoria de Extinción de Pemex Etileno (Declaration of Extinction of Pemex Ethylene), both of which were published in the Official Gazette of the Federation on July 30, 2019 and became effective on July 1, 2019. As of July 1, 2019, all of the assets, liabilities, rights and obligations of Pemex Drilling and Services were assumed by, and transferred to, Pemex Exploration and Production, and Pemex Exploration and Production became, as a matter of Mexican law, the successor to Pemex Drilling and Services. As of July 1, 2019, all of the assets, liabilities, rights and obligations of Pemex Ethylene were assumed by, and transferred to, Pemex Industrial Transformation, and Pemex Industrial Transformation became, as a matter of Mexican law, the successor to Pemex Ethylene. Pemex Drilling and Services and Pemex Ethylene were in turn dissolved effective as of July 1, 2019

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Petróleos Mexicanos

By:	/s/ Emmanuel Quevedo Hernández
Emmanuel Quevedo Hernández
Associate Managing Director of Finance

Date: September 11, 2019

FORWARD-LOOKING STATEMENTS

This report contains words, such as “believe,” “expect,” “anticipate” and similar expressions that identify forward looking statements, which reflect our views about future events and financial performance. We have made forward looking statements that address, among other things, our:

•	exploration and production activities, including drilling;

•	activities relating to import, export, refining, transportation, storage and distribution of petrochemicals, petroleum, natural gas and oil products;

•	activities relating to our lines of business;

•	projected and targeted capital expenditures and other costs;

•	trends in international and Mexican crude oil and natural gas prices;

•	liquidity and sources of funding, including our ability to continue operating as a going concern;

•	farm outs, joint ventures and strategic alliances with other companies; and

•	the monetization of certain of our assets.

Actual results could differ materially from those projected in such forward looking statements as a result of various factors that may be beyond our control. These factors include, but are not limited to:

•	general economic and business conditions, including changes in international and Mexican crude oil and natural gas prices, refining margins and prevailing exchange rates;

•	credit ratings and limitations on our access to sources of financing on competitive terms;

•	our ability to find, acquire or gain access to additional reserves and to develop, either on our own or with our strategic partners, the reserves that we obtain successfully;

•	the level of financial and other support we receive from the Mexican Government;

•	effects on us from competition, including on our ability to hire and retain skilled personnel;

•	uncertainties inherent in making estimates of oil and gas reserves, including recently discovered oil and gas reserves;

•	technical difficulties;

•	significant developments in the global economy;

•	significant economic or political developments in Mexico and the United States;

•	developments affecting the energy sector;

•	changes in, or failure to comply with, our legal regime or regulatory environment, including with respect to tax, environmental regulations, fraudulent activity, corruption and bribery;

•	receipt of governmental approvals, permits and licenses;

•	natural disasters, accidents, blockades and acts of sabotage or terrorism;

•	the cost and availability of adequate insurance coverage; and

•	the effectiveness of our risk management policies and procedures.

Accordingly, you should not place undue reliance on these forward looking statements. In any event, these statements speak only as of their dates, and we undertake no obligation to update or revise any of them, whether as a result of new information, future events or otherwise.